Form 20-F/A
period 2023-12-31
Turbo Energy, S.A.
filed 2024-12-13
CIK 1963439

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

Amendment No. 1

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

Commission file number: 001-41813

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

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

Auditor Name:	Auditor Location:	Auditor Firm ID:
TAAD LLP	Diamond Bar, CA	5854

EXPLANATORY NOTE

This Amendment No. 1 to Form 20-F (the “Amendment No.1”) amends our annual report on Form 20-F for the year ended December 31, 2023 (the “Original Filing”), which was originally filed with the U.S. Securities and Exchange Commission on April 18, 2024. The purpose of this Form 20-F/A is to amend certain information presented under Item 15, Controls and Procedures, to correct management’s assessment of internal controls over financial reporting. In addition, pursuant to Rule 12b-15 under the Exchange Act, the Company is including new certifications by the Company’s principal executive officer and principal financial officer as exhibits to this Amendment No.1 pursuant to Rule 13a-14(a) of the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

Except as described above or as otherwise expressly provided by the terms of this Amendment No.1, no other changes have been made to the Original Filing, and this Amendment No. 1 does not modify, amend or update the other information contained in the Original Filing. Except as otherwise indicated herein, this Amendment No.1 continues to speak as of the date of the Original Filing, and the Company has not updated the disclosures contained therein to reflect any events that occurred subsequent to the date of the Original Filing. Accordingly, this Amendment No.1 should be read in conjunction with the Original Filing.

Annual Report on Form 20-F

Year Ended December 31, 2023

TABLE OF CONTENTS

Page
EXPLANATORY NOTE
PART II
Item 15 CONTROLS AND PROCEDURES	1
PART III
Item 19 EXHIBITS	1
SIGNATURES	2

i

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

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of its internal control over financial reporting as of December 31, 2023, using criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Based on our evaluation under the criteria set forth in Internal Control — Integrated Framework, our Chief Executive Officer and Chief Financial Officer concluded that the Company’s internal control over financial reporting was effective as of December 31, 2023.

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

ITEM 19. EXHIBITS

Exhibit No.	Description
12.1*	Certifications of Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
12.2*	Certifications of Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
13.1**	Certifications of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certifications of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Filed herewith.

**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the annual report on its behalf.

Turbo Energy, S.A.

By:	/s/ Mariano Soria
Name:	Mariano Soria
Title:	Chief Executive Officer

Date: December 13, 2024

2