Form 20-F
period 2024-12-31
Turbo Energy, S.A.
filed 2025-04-25
CIK 1963439

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2024): There were 55,085,700 shares of the registrant’s ordinary shares outstanding, par value €0.05 per share.

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

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☒	Emerging growth company ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.

Yes ☐ No ☒

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

Yes ☐ No ☒

Annual Report on Form 20-F

Year Ended December 31, 2024

i

ii

INTRODUCTORY NOTES

Use of Certain Defined Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to:

●	“we,” “us,” “the Company,” “our” or “our Company” are to the combined business of Turbo Energy, S.A. (named before Turbo Energy S.L.), a Spanish corporation, and its consolidated subsidiary;

●	“Umbrella Global” is to Umbrella Global Energy, S.A. (which changed its name on March 1, 2022 from Umbrella Solar Investments S.A.), a company originally established under the laws of the Kingdom of Spain on May 22, 2020, our parent company. Mr. Enrique Selva Bellvis, our Chairman of the Board, owns 23.21% of the shares of Umbrella Global. Crocodile Investment owns 54% of the shares of Umbrella Global. Umbrella Global is a public company listed in Spain on BME Growth;

●	“Turbo Energy Solutions” is to Turbo Energy Solutions S.L.U. (named before IM2 Proyecto 35 S.L.U), a company established under the laws of the Kingdom of Spain on August 1, 2019, our wholly owned subsidiary;

●	“Crocodile Investment” is to Crocodile Investment, S.L.U., a company incorporated under the laws of the Kingdom of Spain on April 7, 2021. Crocodile Investment is Umbrella Energy’s 54% shareholder. Mr. Enrique Selva Bellvis, our Chairman of the Board, owns 100% of the shares of Crocodile Investment;

●	“EUR euros”, “euros” and “€” are to the legal currency of the European Union;

●	“U.S. dollars,” “dollars,” “USD,” “US$,” or “$” are to the legal currency of the United States.

Forward-Looking Statements

In addition to historical information, this annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. We use words such as “believe,” “expect,” “anticipate,” “project,” “target,” “plan,” “optimistic,” “intend,” “aim,” “will” or similar expressions which are intended to identify forward-looking statements. Such statements include, among others, those concerning market and industry segment growth and demand and acceptance of new and existing products; any projections of sales, earnings, revenue, margins or other financial items; any statements of the plans, strategies and objectives of management for future operations; and any statements regarding future economic conditions or performance, as well as all assumptions, expectations, predictions, intentions or beliefs about future events. You are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, as well as assumptions, which, if they were to ever materialize or prove incorrect, could cause the results of the Company to differ materially from those expressed or implied by such forward-looking statements. Potential risks and uncertainties include, among other things, the possibility that third parties hold proprietary rights that preclude us from marketing our products, the emergence of additional competing technologies, changes in domestic and foreign laws, regulations and taxes, changes in economic conditions, uncertainties related to legal system and economic, political and social events in Spain, a general economic downturn, a downturn in the securities markets, and other risks and uncertainties which are generally set forth under Item 3 “Key information – D. Risk Factors” and elsewhere in this annual report.

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

iii

PART I.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable for annual reports on Form 20-F.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable for annual reports on Form 20-F.

ITEM 3. KEY INFORMATION

A. [RESERVED]

Not applicable.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable

D. Risk Factors

An investment in our ADSs involves a high degree of risk. The following risk factors describe circumstances or events that could have a negative effect on our business, financial condition or operating results. You should carefully consider the risks described below, together with all of the other information included in this annual report, before making an investment decision. If any of the following risks actually occur, our business, financial condition or results of operations could suffer. In that case, the trading price of our ADSs could decline, and you may lose all or part of your investment. Additional risks and uncertainties not currently known to us or that we currently believe are not material could also impair our business, financial condition or operating results. Some statements in this annual report, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section titled “Cautionary Statement Regarding Forward-Looking Statements.”

Summary of Risk Factors

Investing in our Company involves significant risks. These risks include the following:

●	Our products may experience quality problems from time to time that could result in negative publicity, litigation, product recalls and warranty claims, which could result in decreased revenues and harm to our brands.

●	We expect to incur research and development costs and devote significant resources to developing new solar energy storage and management products, which could significantly reduce our profitability and may never result in revenue to the Company.

●	Our success depends on our ability to develop new products and capabilities that respond to customer demand, industry trends or actions by our competitors and failure to do so may cause us to lose our competitiveness in the photovoltaic energy storage industry and may cause our profits to decline.

●	We are dependent on a few customers for a significant amount of our net revenues.

●	We depend on limited-source suppliers for key components and products. If we are unable to source these components and products on a timely basis, we will not be able to deliver our products to our customers.

●	If we or our contract manufacturers are unable to obtain raw materials in a timely manner or if the price of raw materials increases significantly, production time and product costs could increase, which may adversely affect our business.

●	The loss of, or events affecting, one of our major customers could reduce our sales and have an adverse effect on our business, financial condition and results of operations.

●	We currently report our financial results under IFRS, which differs in certain significant respect from U.S. generally accepted accounting principles.

●	We are a Spanish corporation, and it may be difficult to enforce judgments against us in U.S. domestic courts.

●	We are dependent on information technology systems, infrastructure and data. We or third parties upon which we rely could be subject to breaches of our information technology systems caused by system security risks, failure of our data protection, cyberattacks and erroneous or non-malicious actions or failures to act by our employees or others with authorized access to our networks, which could cause significant reputational, legal and financial damages.

●	The software we use in providing system configuration recommendations, potential energy savings estimates, weather forecasts and other data metrics to customers relies, in part, on third party information that may not be accurate, or up-to-date; this may therefore generate inaccurate recommendations or estimates, which could potentially harm our reputation and customer confidence.

●	If we fail to protect, or incur significant costs in enforcing, our intellectual property and other proprietary rights, our business and results of operations could be negatively impacted.

●	If we fail to retain our key personnel or if we fail to attract additional qualified personnel, we may not be able to achieve our anticipated level of growth and our business could suffer.

●	Our planned expansion into existing and new markets could subject us to additional business, financial and competitive risks.

●	If we do not forecast demand for our products accurately, we may experience product shortages, delays in product shipment or excess product inventory, any of which will adversely affect our business and financial condition.

●	Changes in the United States trade environment, including the recent imposition of import tariffs, could adversely affect the amount or timing of our future revenue, results of operations or cash flows.

●	Our international operations subject us to additional risks that could adversely affect our business, results of operations and financial condition.

●	Changes in current laws or regulations or the imposition of new laws or regulations, or new interpretations thereof, in the solar energy sector, by federal or state agencies in the United States or foreign jurisdictions could impair our ability to compete, and could materially harm our business, financial condition and results of operations.

●	The deposit agreement provides that any legal action may only be instituted in a state or federal court in the city of New York, which may result in holders of our ADSs or ordinary shares having limited choice of forum and limited ability to obtain a favorable judicial forum for complaints against us or our respective directors, officers or employees.

●	The deposit agreement waives holders of our ADSs’ right to jury trial in any legal proceeding arising out of the deposit agreement or the ADRs against us and/or the depository, which could result in less favorable outcomes to the plaintiffs in any of such actions.

●	The form of Representative’s Warrant provides that any legal action may only be instituted in a state or federal court in the city of New York, New York, which may result in holders of the Representative’s Warrant having limited choice of forum and limited ability to obtain a favorable judicial forum for complaints against us or our respective directors, officers or employees.

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

●	Mr. Enrique Selva Bellvis, our Chairman of the Board, currently owns a majority of our outstanding ordinary shares. As a result, he has the ability to approve all matters submitted to our shareholders for approval.

●	Future issuances of our ADSs or ordinary shares or securities convertible into, or exercisable or exchangeable for, our ordinary shares, or the expiration of lock-up agreements that restrict the issuance of new ADSs or ordinary shares or the trading of outstanding ADSs or ordinary shares, could cause the market price of our ADS to decline and would result in the dilution of your holdings.

●	We have broad discretion in the use of our cash and cash equivalents, including the net proceeds we received in our initial public offering, and may not use them effectively.

●	Holders of ADSs are not treated as holders of our ordinary shares.

Risks Relating to Our Business and Industry

Our solar energy storage products may experience quality problems from time to time that could result in negative publicity, litigation, product recalls and warranty claims, which could result in decreased revenues and harm to our brands.

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

If one of our products were to cause injury to someone or cause property damage, including as a result of product malfunctions, defects, or improper installation, then we could be exposed to product liability claims. We could incur significant costs and liabilities if we are sued and if damages are awarded against us. Further, any product liability claim we face could be expensive to defend and could divert management’s attention. The successful assertion of a product liability claim against us could result in potentially significant monetary damages, penalties or fines, subject us to adverse publicity, damage our reputation and competitive position, and adversely affect sales of our products. In addition, product liability claims, injuries, defects, or other problems experienced by other companies in similar industry could lead to unfavorable market conditions for the industry as a whole and may have an adverse effect on our ability to attract new customers, thus harming our growth and financial performance.

We expect to incur research and development costs and devote significant resources to developing new products, which could significantly reduce our profitability and may never result in revenue to the Company.

Our future growth depends on penetrating new markets, adapting existing products to new applications and customer requirements, and introducing new products that achieve market acceptance. We plan to incur significant research and development costs in the future as part of our efforts to design, develop, manufacture and introduce new products and enhance existing products. Our research and development expenses were €361,333 (approximately US$374,016) and €361,420 during the fiscal year ended December 31, 2024 and 2023 and are likely to grow in the future. Further, our research and development program may not produce successful results, and our new products may not achieve market acceptance, create additional revenue or become profitable.

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

The energy storage markets in which we operate are in their infancy and highly competitive, and we may not be successful in competing in these markets as the industry further develops. We currently face competition from new and established competitors in the global regions we serve and expect to face competition from others in the future, including competition from companies with new technology.

The worldwide energy storage market is in its infancy, and we expect it will become more competitive in the future. We also expect more regulatory burden as customers adopt this new technology. There is no assurance that our energy storage solutions will be successful in the respective markets in which they compete. A significant and growing number of established and new companies, as well as other companies, have entered or are reported to have plans to enter the energy storage market. Most of our current and potential competitors have significantly greater financial, technical, manufacturing, marketing, sales networks and other resources than we do and may be able to devote greater resources to the design, development, manufacturing, distribution, promotion, sale and support of their products. Increased competition could result in lower unit sales, price reductions, revenue shortfalls, loss of customers and loss of market share, which could harm our business, prospects, financial condition and operating results. The energy storage industry is highly competitive.

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

The solar industry is an evolving industry that has experienced substantial changes over the years, and we cannot be certain that consumers and businesses will adopt solar PV systems as an alternative energy source at levels sufficient to continue to grow our solar energy storage business. Traditional electricity distribution is based on the regulated industry model under which businesses and consumers obtain their electricity from a government regulated utility. For alternative methods of distributed power to succeed, businesses and consumers must adopt new purchasing practices. The viability and continued growth in demand for solar energy solutions and energy storage systems and, in turn, our products, may be impacted by many factors outside of our control, including:

●	market acceptance of solar energy storage systems based on our product platform;

●	availability and amount of government subsidies and incentives to support the development and deployment of solar energy solutions;

●	cost competitiveness, reliability and performance of solar energy storage systems compared to conventional and non-solar renewable energy sources and products;

●	our ability to timely introduce and complete new designs and timely qualify and certify our products;

●	the extent to which the electric power industry and broader energy industries are deregulated to permit broader adoption of solar electricity generation and storage;

●	the cost and availability of key raw materials and components used in the production of solar energy systems;

●	prices of traditional utility-provided energy sources;

●	whether solar system installers, system owners and solar financing providers will adopt our energy storage solutions;

●	levels of investment by end-users of solar energy products, which tend to decrease when economic growth slows; and

●	the emergence, continuance or success of, or increased government support for, other alternative energy generation technologies and products.

If demand for solar energy solutions does not grow, demand for our products from residential homeowners, commercial businesses and utilities will decrease, which would have an adverse impact on our ability to increase our revenue and grow our business. Further, our success depends on continued demand for solar energy solutions and the ability of solar equipment vendors to meet this demand. Supply chain disruptions, increased interest rates and higher inflation, have caused and may continue to cause various negative effects, including an inability to meet the needs of our existing or potential end customers. If demand for solar energy solutions decreases or does not grow, demand for our products will decrease, which would have an adverse impact on our ability to increase our revenue and grow our business.

Increased scrutiny from stakeholders and regulators regarding ESG practices and disclosures, including those related to sustainability, and disclosure could result in additional costs and adversely impact our business and reputation.

Companies across all industries are facing increased scrutiny regarding their ESG practices and disclosures and institutional and individual investors are increasingly using ESG screening criteria in making investment decisions. Our disclosures on these matters or a failure to satisfy evolving stakeholder expectations for ESG practices and reporting, which may conflict with one another, may potentially harm our reputation and impact employee retention, customer relationships and access to capital. For example, certain market participants use third-party benchmarks or scores to measure a company’s ESG practices in making investment decisions and customers and suppliers may evaluate our ESG practices or require that we adopt certain ESG policies as a condition of purchasing our products or services. In addition, our failure or perceived failure to pursue or fulfill our goals, targets and objectives or to satisfy various reporting standards within the timelines we announce, or at all, could expose us to government enforcement actions and private litigation. Furthermore, complying or failing to comply with existing or future federal, state, local, and foreign legislation and regulations applicable to ESG practices, which may conflict with one another, could cause us to incur additional compliance and operational costs or actions and suffer reputational harm, which could materially and adversely affect our business, financial condition and results of operations.

Our ability to achieve any goal or objective, including with respect to environmental and diversity initiatives and compliance with ESG reporting standards, is subject to numerous risks, many of which are outside of our control. Examples of such risks include the availability and cost of technologies and products that meet sustainability and ethical supply chain standards, evolving regulatory requirements affecting ESG standards or disclosures, our ability to recruit, develop and retain diverse talent in our labor markets, and our ability to develop reporting processes and controls that comply with evolving standards for identifying, measuring and reporting ESG metrics. Methodologies for reporting ESG data may be updated and previously reported ESG data may be adjusted to reflect improvement in availability and quality of third-party data, changes in assumptions, changes in the nature and scope of our operations and other changes in circumstances. Our processes and controls for reporting ESG matters across our operations and supply chain are evolving along with multiple disparate standards for identifying, measuring and reporting ESG metrics, including ESG-related disclosures that may be required by the SEC, European and other regulators, and such standards may change over time, which could result in significant revisions to our current goals, reported progress in achieving such goals, or ability to achieve such goals in the future. As ESG best-practices, reporting standards and disclosure requirements continue to develop, we may incur increasing costs related to ESG monitoring and reporting.

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

We have a history of losses and may not be able to achieve or sustain profitability in the future.

We have a history of incurring net losses and we may not achieve or maintain profitability in the future. Our net loss for the years ended December 31, 2024 and 2023 totaled €3,337,000 (approximately US$3,454,130) and €2,013,788, respectively. We cannot predict when or whether we will reach or maintain profitability.

We are dependent on a few customers for a significant amount of our net revenues.

Historically a significant amount of our product sales has been generated from a small number of customers. For example, our top 10 customers, on an aggregate basis, accounted for approximately €4,391,090 (approximately $4,242,189) in revenue or 44.9% of our total revenue for the fiscal year ended December 31, 2024. For the fiscal year ended December 31, 2023, revenues from our top 10 customers accounted for approximately €5,004,061, or 35.9% of our total revenue.

There are inherent risks whenever a large percentage of total revenues are concentrated with a limited number of customers. It is not possible for us to predict the future level of demand for our services that will be generated by these customers. In addition, revenues from these larger customers may fluctuate from time to time based on the commencement and completion of projects, the timing of which may be affected by market conditions or other facts, some of which may be outside of our control. If any of these customers experience declining or delayed sales due to market, economic or competitive conditions, we could be pressured to reduce the prices we charge for our services and products, which could have an adverse effect on our margins and financial position and could negatively affect our revenues and results of operations and/or trading price of our ADSs. If any of these large customers terminates our services, such termination would negatively affect our revenues and results of operations and/or trading price of our ordinary shares. There is no assurance that we will be successful in our efforts to convince customers to accept our products. Our failure to sell our products could have a material adverse effect on our financial condition and results of operations.

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

Press reports have highlighted situations in which lithium-ion batteries have caught fire or exploded. For instance, in 2020, LG Chem recalled several residential solar battery storage products because of concerns about fire safety. Five fires involving these battery systems have been reported, including an explosion at an energy storage facility in Arizona that caused several injuries. Such publicity has resulted in a public perception that lithium-ion batteries are dangerous and unpredictable. Although we believe that the battery packs installed in our SUNBOX energy storage systems are safe, these perceived hazards may result in customer reluctance to adopt our SUNBOX energy storage solutions.

Economic conditions may adversely affect consumer spending and the overall general economic health of our retail customers, which, in turn, may adversely affect our financial condition, results of operations and cash resources.

Uncertainty about the existing and future global economic conditions may cause our customers to defer purchases or cancel purchase orders for our products in response to tighter credit, decreased cash availability and weakened consumer confidence. Our financial success is sensitive to changes in general economic conditions both on a global and regional basis. Recessionary economic cycles, higher interest borrowing rates, higher fuel and other energy costs, inflation, increases in commodity prices, higher levels of unemployment, higher consumer debt levels, higher tax rates and other changes in tax laws or other economic factors that may affect consumer spending or buying habits could continue to adversely affect the demand for our products. If credit pressures or other financial difficulties result in insolvency for our customers it could adversely impact our financial results. There can be no assurances that government and consumer responses to the disruptions in the financial markets will restore consumer confidence.

Since 2020, the European Union’s inflation rate has risen from 0.48% in 2020 to 2.7% as of December 2024. However, recent inflationary pressures have not had a significant impact on our operations. While inflation is recognized as a potential risk, we do not believe that the impact of inflation on our operations is material. It is possible, however, that future inflationary pressures could have a greater impact on our operations, and we will monitor this risk closely.

We are dependent on a limited number of suppliers for our batteries, inverters, and photovoltaic modules and the inability of these suppliers to continue to deliver, or their refusal to deliver, these products at prices and volumes acceptable to us would have a material adverse effect on our business, prospects and operating results.

We source batteries, inverters, and photovoltaic modules from a limited number of manufacturers located in China. For batteries, while we obtain components for our products and systems from multiple sources whenever possible, we have spent a great deal of time in developing and testing our batteries that we receive from our key suppliers. We currently have five different battery suppliers who are all located in China. For our inverters, we import them from a two partners suppliers based in China. The current reliance on partners suppliers from China for our main products has not, to date, posed any drawbacks, despite the contraction in the worldwide supply of products caused by the COVID, which effects continued to be felt in 2024. The large number of suppliers in that country means that we can change suppliers with some ease. A geopolitical conflict with China on a global level would be a potential supply problem, although the economic impact on a large scale in all sectors and in all markets would be even more serious than the lack of supplies.

As to the photovoltaic modules and the structures that support them, they are purchased from different suppliers in the market. We generally do not maintain long-term agreements with our source suppliers, as we don’t consider them as a value-added product and we are always looking for the best balance between quality and price. While we believe that we will be able to establish additional supplier relationships, we may be unable to do so in the short term or at all at prices, quality or costs that are favorable to us.

In addition, the conception, design, manufacture of the exterior and structural part, and assembly of components for our SUNBOX energy storage systems are all completed in Spain. The assembly of our SUNBOX systems is provided by a single supplier located in Spain. Any disruption between our relationship with the supplier, or if the supplier is unable to meet our demands, our business and results of operations could be adversely affected.

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

If we do not forecast demand for our products accurately, we may experience product shortages, delays in product shipment or excess product inventory, any of which will adversely affect our business and financial condition. We manufacture our products according to our estimates of customer demand. This process requires us to make multiple forecasts and assumptions relating to the demand of our distributors, their end customers and general market conditions. Because we sell most of our products to distributors, who in turn sell to their end customers, we have limited visibility as to end-customer demand. We depend significantly on our distributors to provide us visibility into their end-customer demand, and we use these forecasts to make our own forecasts and planning decisions. If the information from our distributors turns out to be incorrect, then our own forecasts may also be inaccurate. Furthermore, we do not have long-term purchase commitments from our distributors, installers or end customers, and our sales are generally made by purchase orders that may be canceled, changed or deferred without notice to us or penalty. As a result, it is difficult to forecast future customer demand to plan our operations. If we overestimate demand for our products, or if purchase orders are canceled or shipments are delayed, we may have excess inventory that we cannot sell. We may have to make significant provisions for inventory write-downs based on events that are currently not known, and such provisions or any adjustments to such provisions could be material. We may also become involved in disputes with our suppliers who may claim that we failed to fulfill forecasts or minimum purchase requirements. Conversely, if we underestimate demand, we may not have sufficient inventory to meet end-customer demand, and we may lose market share, damage relationships with our distributors and end customers and forgo potential revenue opportunities. Obtaining additional supply in the face of product shortages may be costly or impossible, particularly in the event of supply chain disruptions and our outsourced manufacturing processes, which could prevent us from fulfilling orders in a timely and cost-efficient manner or at all. In addition, if we overestimate our production requirements, our contract manufacturers may purchase excess components and build excess inventory. If our contract manufacturers, at our request, purchase excess components that are unique to our products and are unable to recoup the costs of such excess through resale or return or build excess products, we could be required to pay for these excess parts or products and recognize related inventory write-downs.

Tariffs imposed on lithium-ion batteries by the United States government or a resulting trade war could have a material adverse effect on our results of operations.

In 2018, the United States government announced tariffs on certain steel and aluminum products imported into the United States, which has led to reciprocal tariffs being imposed by the European Union and other governments on products imported from the United States. The lithium-ion battery industry has also been subjected to tariffs implemented by the United States government on goods imported from China. Any restrictions or tariffs imposed on products that we import into the United States for sale could adversely and directly impact our cost of sales. In addition, changes in U.S. trade regulations and policies could have an adverse impact on trade relations between the U.S. and certain foreign countries, which could materially and adversely affect our relationships with our international suppliers and reduce the supply of goods available to us. Further, we cannot predict the extent to which the U.S. will adopt changes to existing trade regulations and policies, which creates uncertainties in planning our sourcing strategies and forecasting our margins. If additional tariffs are imposed on our products, or other retaliatory trade measures are taken, our costs could increase, and we may be required to raise our prices, which could materially and adversely affect our results.

Although we are currently not conducting business in the United States, we plan to enter the U.S. market in 2025. Given that all of our lithium-ion batteries are manufactured in China, tariffs on lithium-ion batteries imported from China are expected to increase our costs, require us to increase prices to our customers or, if we are unable to do so, result in lower gross margins on the products sold by us.

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

We may experience increases in the costs or a sustained interruption in the supply or shortage of raw materials. Any such increase or supply interruption could have a materially negative impact on our business, prospects, financial condition and operating results. For instance, we are exposed to multiple risks relating to price fluctuations for lithium-iron phosphate cells.

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

We operate our business globally. Various governmental regulations impose significant environmental requirements on the manufacture, storage, transportation and disposal of various components of advanced energy storage systems. Although we believe that our operations are in material compliance with applicable environmental regulations, there can be no assurance that changes in such laws and regulations will not impose costly compliance requirements on us or otherwise subject us to future liabilities. Moreover, governments may enact additional regulations relating to the manufacture, storage, transportation, and disposal of components of advanced energy storage systems. Compliance with such additional regulations could require us to devote significant time and resources and could adversely affect demand for our products. There can be no assurance that additional or modified regulations relating to the manufacture, storage, transportation, and disposal of components of advanced energy systems will not be imposed.

The economic benefit of our energy storage systems to our customers depends on the cost of electricity available from alternative sources, including local electric utility companies, which cost structure is subject to change.

The economic benefit of our energy storage systems to our customers includes, among other things, the benefit of reducing such customers’ payments to the local electric utility company. The rates at which electricity is available from a customer’s local electric utility company is subject to change and any changes in such rates may affect the relative benefits of our energy storage systems. Further, the local electric utility may impose “departing load,” “standby” or other charges on our customers in connection with their acquisition of our energy storage systems, the amounts of which are outside of our control, and which may have a material impact on the economic benefit of our energy storage systems to our customers. Changes in the rates offered by local electric utilities and/or in the applicability or amounts of charges and other fees imposed by such utilities on customers acquiring our energy storage systems could adversely affect the demand for our energy storage systems.

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

If we are unable to achieve our targeted manufacturing costs for our energy storage solutions, our financial condition and operating results will suffer.

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

Any failure to protect our proprietary rights adequately could result in our competitors offering similar products, potentially resulting in the loss of some of our competitive advantages and a decrease in our revenue, which would adversely affect our business, prospects, financial condition and operating results. Our success depends, at least in part, on our ability to protect our core technology and intellectual property. To accomplish this, we rely on a combination of patents, patent applications, trade secrets, including know-how, employee and third-party nondisclosure agreements, copyright laws, trademarks, intellectual property licenses and other contractual rights to establish and protect our proprietary rights in our technology.

The protection provided by patent laws is and will be important to our future opportunities. However, such patents and agreements, as well as various other measures we may take to protect our intellectual property from use by others, may not be effective for various reasons, including the following:

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

Our patent applications may not result in additional issued patents, which may have a material adverse effect on our ability to prevent others from commercially exploiting products similar to ours.

Turbo Energy has been granted three patents by the Spanish Patent and Trademark Office (“SPTO”) and has one patent application still pending. Our pending patent application may not result in a patent being issued, which may have a material adverse effect on our ability to prevent others from commercially exploiting products similar to ours.

We cannot be certain that we are the first creator of inventions covered by our patents or pending patents or the first to file patent applications on these inventions, nor can we be certain that our pending patent application will result in an issued patent or that any of our issued patents will afford protection against a competitor. In addition, patent applications that we intend to file in different countries are subject to different laws, rules and procedures, and thus we cannot be certain that our patent applications will be issued. In addition, some countries provide significantly less effective patent enforcement than others, such as the United States.

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

A failure of our information technology (“IT”) and data security infrastructure could adversely affect our business and operations.

The efficient operation of our business depends on our IT systems, some of which are managed by third-party service providers. We rely upon the capacity, reliability and security of our IT and data security infrastructure and our ability to effectively manage our business data, accounting, financial, legal and compliance functions, communications, supply chain, order entry and fulfillment, and expand and routinely update this infrastructure in response to the changing needs of our business. Our existing IT systems and any new IT systems we utilize may not perform as expected. If we experience a problem with the functioning of an important IT system or a security breach of our IT systems, including during system upgrades or new system implementations, the resulting disruptions could adversely affect our business.

Despite our implementation of reasonable security measures, our IT systems, like those of other companies, are vulnerable to damages from computer viruses, natural disasters, fire, power loss, telecommunications failures, personnel misconduct, human error, unauthorized access, physical or electronic security breaches, cyber-attacks (including malicious and destructive code, phishing attacks, ransomware, and denial of service attacks), and other similar disruptions. Such attacks or security breaches may be perpetrated by bad actors internally or externally (including computer hackers, persons involved with organized crime, or foreign state or foreign state-supported actors). Cybersecurity threat actors employ a wide variety of methods and techniques that are constantly evolving, increasingly sophisticated, and difficult to detect and successfully defend against. Moreover, we may not have the current capability to detect certain vulnerabilities, which may allow those vulnerabilities to persist in our systems over long periods of time. Additionally, it may take considerable time for us to investigate and evaluate the full impact of incidents, particularly for sophisticated attacks. These factors may inhibit our ability to provide prompt, full, and reliable information about the incident to our customers, partners, regulators, and the public. Geopolitical tensions or conflicts, such as Russia’s invasion of Ukraine, may further heighten the risk of cyber-attacks.

The emergence and maturation of Artificial Intelligence (“AI”) capabilities may also lead to new and/or more sophisticated methods of attack, including fraud that relies upon “deep fake” impersonation technology or other forms of generative automation that may scale up the efficiency or effectiveness of cyber-attacks. We have experienced such incidents in the past, and any future incidents could expose us to claims, litigation, regulatory or other governmental investigations, administrative fines and potential liability. Any system failure, accident or security breach could result in disruptions to our operations. A material network breach in the security of our or our service providers’ IT systems could include the theft of our trade secrets, customer information, human resources information or other confidential data, including but not limited to personally identifiable information. Although past incidents have not had a material adverse effect on our business operations or financial performance, to the extent that any disruptions or security breach results in a loss or damage to our data, or an inappropriate disclosure of confidential, proprietary or customer information, it could cause significant damage to our reputation, affect our relationships with our customers and strategic partners, lead to claims against us from governments and private plaintiffs, and otherwise adversely affect our business. We cannot guarantee that future cyberattacks, if successful, will not have a material effect on our business or financial results.

Many governments have enacted laws requiring companies to provide notice of cyber incidents involving certain types of data, including personal data. If an actual or perceived cybersecurity breach of security measures, unauthorized access to our system or the systems of the third-party vendors that we rely upon, or any other cybersecurity threat occurs, we may incur liability, costs, or damages, contract termination, our reputation may be compromised, our ability to attract new customers could be negatively affected, and our business, financial condition, and results of operations could be materially and adversely affected. Any compromise of our security could also result in a violation of applicable domestic and foreign security, privacy or data protection, consumer and other laws, regulatory or other governmental investigations, enforcement actions, and legal and financial exposure, including potential contractual liability. In addition, we may be required to incur significant costs to protect against and remediate damage caused by these disruptions or security breaches in the future. While we carry cyber insurance, we cannot be certain that our coverage will be adequate for liabilities actually incurred, that insurance will continue to be available to us on commercially reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim.

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

In relation to the field of AI and machine learning, there is uncertainty and ongoing litigation in different jurisdictions as to the degree and extent of protection warranted for AI and machine learning systems, including as to materials that were created by AI technologies. If we fail to protect our intellectual property rights adequately, including with respect to any AI or machine learning technologies, our competitors may gain access to our technology and our business, financial condition and results of operations may be adversely affected. Additionally, we use AI tools, including tools provided by third parties, to develop or assist in the development of our own software code. While use of such tools makes our development process more efficient, AI tools have sometimes generated content that is “substantially similar” to proprietary or open-source code on which the AI tool was trained. If such AI tools generate code that is too similar to other proprietary code, or to software processes that are protected by patent, we could be subject to intellectual property infringement claims. Further, we may be unable to recover any or all defense costs or damages as a result of infringement claims from the third-party providers of such AI tools. If the artificial intelligence tools we use generate code that is too similar to open-source code, we risk losing protection of our own proprietary code that is commingled with such code.

Additionally, new laws regulating AI – in particular generative AI, algorithmic recommendation and deep synthesis technologies - have been enacted in China, and in August 2024, the European Union’s EU AI Act entered into force, establishing a comprehensive, legal framework for the regulation of AI systems across the EU. The majority of obligations under the EU AI Act will apply from August 2026, and once fully applicable, the EU AI Act will have a material impact on the way AI is regulated in the EU, including requirements around transparency, conformity assessments and monitoring, risk assessments, human oversight, security, accuracy, general purpose AI and foundation models. There is also an increase in litigation in a number of jurisdictions, including the United States, relating to the development, security and use of AI.

Our implementation and use of AI and machine learning technologies may not be successful, which may impair our ability to compete effectively, result in reputational harm and have an adverse effect on our business.

We use machine learning, AI and automated decision-making technologies throughout our business, and are making significant investments to continuously improve our use of such technologies. For example, we use machine learning and AI technologies (including generative AI) to power our AI-powered Turbo Energy App, which allows our SUNBOX users to benefit from intelligent data collection, optimized stored energy management and predictive analytics which provide real-time insight into weather and electricity price forecasts, solar panel performance, energy consumption and material cost saving opportunities, among other metrics. As with many technological innovations, there are significant risks and challenges involved in developing, maintaining and deploying these technologies and there can be no assurance that the usage of such technologies will always enhance our products or services or be beneficial to our business, including our efficiency or the profitability of our AI-enabled solutions.

Further, changes and ongoing development in how we use AI and machine learning technologies and how we train our models, in particular if those AI or machine learning models are (i) incorrectly designed or implemented; (ii) trained or reliant on incomplete, inadequate, inaccurate, biased or otherwise poor quality data; and/ or (iii) are adversely impacted by unforeseen defects, technical challenges, cybersecurity threats or material performance issues, could negatively impact the performance of our AI-powered Turbo Energy App and business, as well as our reputation and the reputations of our customers and partners, or we could incur liability through the violation of laws or contracts to which we are a party or through civil claims.

The market for AI and machine learning technologies is rapidly evolving and remains unproven in many industries, including our own. We cannot be sure that the market will continue to grow or that it will grow in ways we anticipate. We are in varying stages of development in relation to our products or services which utilize proprietary AI and machine learning technologies, and we may not be successful in our ongoing development of these technologies in the face of novel and evolving technical, reputational and market factors. Our failure to successfully develop and commercialize our products or services which utilize proprietary machine learning and AI technologies could depress the market price of our stock and impair our ability to (i) raise capital; (ii) expand our business; (iii) provide, improve and diversify our product offerings; (iv) continue our operations and efficiently manage our operating expenses; and (v) respond effectively to competitive developments.

We also use AI technologies licensed from third parties in our technologies and our ability to continue to use such technologies at the scale we need may be dependent on access to specific third-party software and infrastructure. We cannot control the availability or pricing of such third-party AI technologies, especially in a highly competitive environment, and we may be unable to negotiate favorable economic terms with the applicable providers. If any such third-party AI technologies become incompatible with our solutions or unavailable for use, or if the providers of such models unfavorably change the terms on which their AI technologies are offered or terminate their relationship with us, our solutions may become less appealing to our customers and our business will be harmed. In addition, to the extent any third party AI technologies are used as a hosted service, any disruption, outage, or loss of information through such hosted services could disrupt our operations or solutions, damage our reputation, cause a loss of confidence in our solutions, or result in legal claims or proceedings, for which we may be unable to recover damages from the affected provider.

The continuous development, maintenance and operation of our AI and machine learning technologies is expensive and complex, and may involve unforeseen difficulties including material performance problems, undetected defects or errors. For instance, a machine learning model can experience decay (also known as “model drift”) in which its performance and accuracy decreases over time without further human intervention to correct such decay. We may encounter technical obstacles, and it is possible that we may discover additional problems that may prevent our proprietary technologies from operating properly, which could adversely affect our business, customer relationships and reputation.

We face significant competition from other companies in our industry in relation to the development and deployment of AI and machine learning technologies. Those other companies may develop AI technologies that are similar or superior to ours and/or are more cost-effective and/or quicker to develop and deploy. If we cannot develop, offer or deploy new AI technologies as effectively, as quickly and/or as cost-efficiently as our competitors, we could experience a material adverse effect on our operating results of operation, customer relationships and growth. Further, our ability to continue to develop or use such technologies may be dependent on access to specific third-party software, services and infrastructure, such as processing hardware, and we cannot control the availability or pricing of such third-party software and infrastructure, especially in a highly competitive environment.

Any compromise of the cybersecurity of our platform could materially and adversely affect our business, operations and reputation.

Our products use cutting-edge technology through our proprietary software development. Our existing software system and any new software systems we utilize may not perform as expected. If we experience a problem with the functioning of an important software system or a security breach of our information technology (“IT”) systems, including during system upgrades or new system implementations, the resulting disruptions could adversely affect the operation of our Turbo Energy App and our business.

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

Cybersecurity is a risk that Umbrella Global’s Board of Directors has identified as a key area to be addressed through collaboration with a consulting firm at the group level. To this end, Turbo Energy has assigned responsibility for cybersecurity oversight to the IT manager, who works closely with an internal team and trusted local vendors. All parties with access to the management software suite have signed a corresponding confidentiality agreement, and information is not shared or accessible to any hardware supplier.

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

Many governments have enacted laws requiring companies to provide notice of cyber incidents involving certain types of data, including personal data. If an actual or perceived cybersecurity breach of security measures, unauthorized access to our system or the systems of the third-party vendors that we rely upon, or any other cybersecurity threat occurs, we may incur liability, costs, or damages, contract termination, our reputation may be compromised, our ability to attract new customers could be negatively affected, and our business, financial condition and results of operations could be materially and adversely affected. Any compromise of our security could also result in a violation of applicable security, privacy or data protection, consumer and other laws, regulatory or other governmental investigations, enforcement actions, and legal and financial exposure, including potential contractual liability. In addition, we may be required to incur significant costs to protect against and remediate damage caused by these disruptions or security breaches in the future.

We may need to raise additional capital or financing to continue to execute and expand our business.

While we expect that our available cash and credit facilities will be sufficient to sustain our operations for the next twelve months from the date of this report, we may need to raise additional capital to support our operations and execute our business plan. We may be required to pursue sources of additional capital through various means, including joint venture projects, sale and leasing arrangements and debt or equity financings. Any new securities that we may issue in the future may be sold on terms more favorable for our new investors than the terms of our initial public offering. Newly issued securities may include preferences, superior voting rights, and the issuance of warrants or other convertible securities that will have additional dilutive effects. We cannot ensure that additional funds will be available when needed from any source or, if available, will be available on terms that are acceptable to us. Further, we may incur substantial costs in pursuing future capital and/or financing, including investment banking fees, legal fees, accounting fees, printing and distribution expenses and other costs. We may also be required to recognize non-cash expenses in connection with certain securities we may issue, such as convertible notes and warrants, which will adversely impact our financial condition and results of operations. Our ability to obtain needed financing may be impaired by such factors as the weakness of capital markets, and the fact that we have not been profitable, which could impact the availability and cost of future financings. If the amount of capital we are able to raise from financing activities, together with our revenues from operations, is not sufficient to satisfy our capital needs, we may have to reduce our operations accordingly.

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

For our business to be successful, we need to attract and retain highly qualified management, technical and sales personnel. The failure to recruit additional key personnel when needed with specific qualifications and on acceptable terms or to retain good relationships with our partners might impede our ability to continue to develop, commercialize and sell our products. To the extent the demand for skilled personnel exceeds supply, we could experience higher labor, recruiting and training costs in order to attract and retain such employees. We face competition for qualified personnel from other companies with significantly more resources available to them and thus may not be able to attract the level of personnel needed for our business to succeed.

We may be required to obtain the approval of various government agencies to market our products.

Our products are subject to product safety regulations by numerus governmental organizations. Accordingly, we may be required, or may voluntarily determine to, obtain approval of our products from one or more of the organizations engaged in regulating product safety. These approvals could require significant time and resources from our technical staff, and, if redesigns were necessary, could result in a delay in the introduction of our products in various markets and applications. There can be no assurance that we will obtain any or all of the approvals that may be required to market our products.

Natural disasters, public health crises, political crises and other catastrophic events or other events outside of our control may adversely affect our business.

Any natural disaster related disruptions or other events outside of our control could affect our business negatively, harming our operating results. In addition, if our facilities, or the facilities of our suppliers, third-party service providers or customers, is affected by natural disasters, such as earthquakes, tsunamis, power shortages or outages, floods or monsoons; public health crises, such as pandemics and epidemics, political crises, such as terrorism, war, political instability or other conflict; or other events outside of our control, our business and operating results could suffer. Moreover, the types of natural disasters noted above could negatively impact consumer spending in the impacted regions or, depending upon the severity, globally, which could adversely impact our operating results. Similar disasters occurring at our vendors’ manufacturing facilities could impact our reputation and our consumers’ perception of our brands.

For instance, in October 2024, torrential rains fell in Valencia, Spain, where our corporate headquarters and warehousing facility are located, causing flash floods that claimed more than 200 lives, swept away cars and wrecked many homes and businesses. While our corporate headquarters suffered no material damage, our warehousing facility was directly impacted by high flood waters and a portion of our legacy product inventory, valued at approximately €2.1 million, was compromised. In collaboration with our business insurance carrier, we completed an assessment of the impact of the storm on our warehousing operations and confirmed that €1.9 of the losses were fully covered. However, the flooding resulted in the delay of fulfilling customer orders and the disruption of our warehousing operations for several weeks.

If the current effective income tax rate payable by us in any country in which we operate is increased or if we lose any country-specific tax benefits, then our financial condition and results of operations may be adversely affected.

We conduct business in 17 countries, namely Germany, Spain, France, UK, Greece, Italy, Poland, Portugal, Romania, Chile, Czech Republic, Senegal, Netherlands, Slovenia, China, UK and Luxemburg and are actively engaged in expanding into the U.S. and Latin America; and we file income tax returns in multiple jurisdictions. Our consolidated effective income tax rate could be materially adversely affected by several factors, including changes in the amount of income taxed by or allocated to the various jurisdictions in which we operate that have differing statutory tax rates; changing tax laws, regulations and interpretations of such tax laws in multiple jurisdictions; and the resolution of issues arising from tax audits or examinations and any related interest or penalties.

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

The current war in Ukraine, and geopolitical events stemming from such conflicts, could cause consumer confidence and spending to decrease or result in increased volatility in the worldwide financial markets and economy. The extent and duration of the military action, resulting sanctions and resulting future market disruptions in the region are impossible to predict, but could be significant and have a severe adverse effect on worldwide financial markets and economy.

Any of the abovementioned factors could adversely affect consumer demand, our business, financial condition, results of operations, liquidity and cash flows. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions may also magnify the impact of other risks described in this Item.

Adverse market, economic and political conditions, including the ongoing conflict between Ukraine and Russia, recent events in the Middle East, recent trade disputes and other events or circumstances beyond our control could have a material adverse effect on us.

Another economic or financial crisis or rapid decline of the consumer economy, significant concerns over energy costs, geopolitical issues, including the ongoing conflict between Ukraine and Russia, recent events in the Middle East, recent trade disputes between the U.S. and other countries resulting in the imposition of increased tariffs on products imported into the U.S., and the availability and cost of credit can contribute to increased volatility, diminished expectations for the economy and the markets, and high levels of structural unemployment by historical standards. Market, political and economic challenges, including dislocations and volatility in the credit markets, general global economic uncertainty, and changes in governmental policy on a variety of matters such as trade, tariffs and manufacturing policies may adversely affect the economy and financial markets, our financial condition, results of operations, and the trading price of our ADS.

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

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our financial results on a semi-annual basis as press releases, distributed pursuant to the rules and regulations of Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC via Current Reports on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

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

We are exempted from certain corporate governance requirements of Nasdaq by virtue of being a foreign private issuer. As a foreign private issuer, we are permitted to follow the governance practices of our home country in lieu of certain corporate governance requirements of Nasdaq. As result, the standards applicable to us are considerably different than the standards applied to domestic U.S. issuers. For instance, we are not required to:

●	have a majority of Independent Directors;

●	have an Audit Committee as we will not be considered a Public Entity under Spanish law and in case Turbo would be listed in a Growth market in Spain equivalent to Nasdaq will have a majority of the board be independent (although all of the members of the Audit Committee must be independent under the Exchange Act); or

●	have a Compensation Committee and a Nominating and Corporate Governance Committee to be comprised solely of “independent directors.”

Although we do not currently intend to rely upon these “home country” exemptions, we may rely on some of these exemptions in the future. As a result, our shareholders may not be provided with the benefits of certain corporate governance requirements of Nasdaq.

Mr. Enrique Selva Bellvis, our Chairman of the Board, currently owns a majority of our outstanding ordinary shares. As a result, he has the ability to approve all matters submitted to our shareholders for approval.

Mr. Enrique Selva Bellvis, our Chairman of the Board, currently owns approximately 71.22%% of our outstanding ordinary shares as of the date of this annual report. He therefore may have the ability to approve all matters submitted to our shareholders for approval including:

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

Since Mr. Enrique Selva Bellvis, our Chairman of the Board, is the beneficial owner of a majority of the voting power of our issued and outstanding share capital, we qualify as a “controlled company” under the Nasdaq Stock Market Rules. Under these rules a company of which more than 50% of the voting power is held by an individual, group or another company is a controlled company and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of our directors be independent, as defined in the Nasdaq Stock Market Rules, and the requirement that our compensation and nominating and corporate governance committees consist entirely of independent directors. A “controlled company” may elect not to comply with certain corporate governance requirements, including, without limitation (i) the requirement that a majority of the Board of Directors consist of independent directors, (ii) the requirement that the compensation of our officers be determined or recommended to our Board of Directors by a Compensation Committee that is comprised solely of independent directors, and (iii) the requirement that director nominees be selected or recommended to the Board of Directors by a majority of independent directors or a Nominating and Corporate Governance Committee comprised solely of independent directors. Currently, we rely on the “controlled company” exemption. Since we elect to rely on the “controlled company” exemption, a majority of the members of our Board of Directors are not independent directors and our Nominating and Corporate Governance Committee and Compensation Committees do not consist entirely of independent directors. Our status as a controlled company could cause our securities to look less attractive to certain investors or otherwise harm our trading price.

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

In general, a non-U.S. corporation is a passive foreign investment company (“PFIC”) for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is a passive asset for these purposes.

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

We have broad discretion in the use of our cash and cash equivalents and may not use them effectively.

Our management has broad discretion to use our cash and cash equivalents, including the net proceeds we received from our initial public offering in September 2023, to fund our operations and could spend these funds in ways that do not improve our results of operations or enhance the value of our ordinary shares. You will not have the opportunity, as part of your investment decision, to assess whether our cash and cash equivalents are being used appropriately. You must rely on the judgment of our cash management decisions. The failure by our management to allocate cash effectively could result in financial losses that could have a material adverse effect on our business, cause the price of our ordinary shares to decline.

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

If securities analysts do not publish research or reports about our business or if they downgrade our stock or our sector, our stock price and trading volume could decline.

The trading market for our ADSs relies in part on the research and reports that industry or financial analysts publish about our Company or our industry. We do not control these analysts. In addition, some financial analysts may have limited expertise with our model and operations. Furthermore, if one or more of the analysts who do cover our Company downgrade our stock or industry, or the stock of any of our competitors, or publish inaccurate or unfavorable research about our business, the price of our ordinary shares could decline. If one or more of these analysts ceases coverage of the Company or fails to publish reports on it regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline.

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

A holder of ADSs will not be treated as one of our shareholders and will not have direct shareholder rights. Our constitution and Spanish law govern our shareholder rights. The depositary, through the custodian or the custodian’s nominee, will be the holder of the ordinary shares underlying ADSs held by purchasers of ADSs. Purchasers of ADSs have ADS holder rights. The deposit agreement among us, the depositary and purchasers of ADSs as an ADS holder, and all other persons directly and indirectly holding ADSs, sets out ADS holder rights, as well as the rights and obligations of us and the depositary.

Your right as a holder of ADSs to participate in any future preferential subscription rights offering or to elect to receive dividends in ordinary shares may be limited, which may cause dilution to your holdings.

The deposit agreement provides that the depositary will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act or exempted from registration under the Securities Act. If we offer holders of our ordinary shares the option to receive dividends in either cash or shares, under the deposit agreement the depositary may require satisfactory assurance from us that extending the offer to holders of ADSs does not require registration of any securities under the Securities Act before making the option available to holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, ADS holders may be unable to participate in our rights offerings or to elect to receive dividends in shares and may experience dilution in their holdings. In addition, if the depositary is unable to sell rights that are not exercised or not distributed or if the sale is not lawful or reasonably practicable, it will allow the rights to lapse, in which case you will receive no value for these rights.

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

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of your ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary think it is advisable to do so because of any requirement of law, government or governmental body, or under any provision of the deposit agreement, or for any other reason subject to your right to surrender your ADSs and receive the underlying ordinary shares. Temporary delays in the surrendering of your ADSs and receipt of the underlying ordinary shares may arise because the depositary has closed its transfer books or we have closed our transfer books, the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting or we are paying a dividend on our ordinary shares. In addition, you may not be able to surrender your ADSs and receive the underlying ordinary shares when you owe money for fees, taxes and similar charges and when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities. See “ITEM 12.D. American Depositary Shares” for more information.

Holders of ADSs are not treated as holders of our ordinary shares.

Holders of ADSs are not treated as holders of our ordinary shares, unless they surrender the ADSs to receive the ordinary shares underlying their ADSs in accordance with the deposit agreement and applicable laws and regulations. The depositary is the holder of the ordinary shares underlying the ADSs. Holders of ADSs therefore do not have any rights as holders of our ordinary shares, other than the rights that they have pursuant to the deposit agreement. See “ITEM 12.D. American Depositary Shares” for more information.

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

In general, a non-U.S. corporation is a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is a passive asset for these purposes.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

General Information

Our registered office and corporate headquarters is located at Street Isabel la Católica, 8, Door 51, Valencia, Spain, 46004.

Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, N.Y. 10168.

Our website can be found at www.turbo-e.com/language/en/. The information contained on our website is not a part of this report, nor is such content incorporated by reference herein, and should not be relied upon in determining whether to make an investment in our Securities.

Corporate History

Turbo Energy, S.A. was incorporated under the name of Distritech Solutions S.L. on September 18, 2013 under the laws of the Kingdom of Spain. The Company then changed its name to Solar Rocket S.L. on October 7, 2013. On April 8, 2021, Solar Rocket S.L. merged with Spanish corporation Turbo Energy S.L.U (“Turbo Energy S.L.U.”). Turbo Energy S.L.U then became a wholly-owned subsidiary of Solar Rocket S.L. This merger was approved by the Board of Directors of both companies. Following the merger, the Company changed its name to Turbo Energy S.L. on April 8, 2021. On February 8, 2023, we changed the Company from a Spanish unipersonal limited company to a Spanish limited stock company. As such, our Company’s name was changed to Turbo Energy, S.A. (“Turbo Energy” or the “Company).

The Company is a subsidiary of publicly traded Umbrella Global Energy, S.A. (“Umbrella Global”), whose main shareholder is Crocodile Investment, S.L.U, (hereinafter, the “Ultimate Partner”), with a registered office in Valencia. The majority shareholder of Turbo Energy is Umbrella Global.

On November 8, 2022, Turbo Energy embarked on a new business related to pioneering new solutions for self-consumption of electricity, thus paid total consideration of €2,250 to acquire 100% of the ordinary shares of IM2 Energía Solar Proyecto 35 S.L.U. (“IM2”), a company under common control by Turbo Energy’s Chairman of the Board and established under the laws of the Kingdom of Spain on August 1, 2019. Following the transaction, IM2 became a wholly-owned subsidiary of Turbo Energy. On November 29, 2022, IM2 changed its name to Turbo Energy Solutions S.L.U. Since its incorporation, this subsidiary has had insignificant activity.

Merger by Absorption Process

On April 8, 2021, the merger of Solar Rocket, S.L. (“Absorbing Company”) and Turbo Energy, S.L.U. (“Absorbed Company”) was formalized in a public deed registered in the Mercantile Registry of Valencia on August 9, 2021. The merger process, approved by the respective shareholders’ meetings on June 30, 2020, consisted of the extinction without liquidation of the Absorbed Company, transferring its assets and liabilities en bloc to the Absorbing Company, which acquired, by universal succession, the rights and obligations of the Absorbed Company. The Company recorded the assets and liabilities contributed by the Absorbed Company at the value established in the accounting regulations in force at that time. The consolidated financial statements for the year 2021 include the information required by the regulations in relation to the aforementioned absorption process. On the same date of the merger described above, the Absorbing Company changed its corporate name to Turbo Energy, S.L.U. as described above.

New U.S. Subsidiary

Subsequent to the end of 2024 and in connection with our plans to expand our business into the United States in 2025, we formed Turbo Energy USA, LLC, a wholly-owned subsidiary of Turbo Energy which was incorporated as a Delaware limited liability company on January 1, 2025.

New Chile Joint Venture

On September 6, 2024 Turbo Energy established a 50%-owned subsidiary in Chile, called Smart Solar Solutions, SPA for the development of storage solutions and Energy as a services (EaaS) model products and services. As the day of this report, this Company has had a very insignificant activity.

Initial Public Offering

On September 21, 2023, Turbo Energy entered into an Underwriting Agreement with Titan Partners Group, a division of American Capital Partners, LLC, and Boustead Securities, LLC as the representative (“Representative”) of the underwriters named on Schedule 1 thereto, relating to the Company’s firm commitment underwritten initial public offering (the “Offering”) of ADSs, each representing five ordinary shares of the Company, par value five cents of euro per share. Pursuant to the Underwriting Agreement, the Company agreed to sell 1,000,000 ADSs to the underwriters at a public offering price of $5.00 per ADS (the “Offering Price”), before underwriting discounts and commissions, and granted the Representative a 45-day over-allotment option to purchase up to an additional 150,000 ADSs, equivalent to 15% of the ADSs sold in the Offering, at the Offering Price per ADS, pursuant to the Company’s registration statement on Form F-1, as amended (File No. 333-273198), that was filed with the U.S. Securities and Exchange Commission (“SEC”) and became effective on September 21, 2023 under the Securities Act of 1933, as amended (the “Securities Act”). The Offering was closed on September 26, 2023 and the Company’s ADSs commenced trading on the Nasdaq Capital Market under the symbol “TURB.”

Corporate Structure

The chart below presents our current corporate structure, as of the date of this report:

B. Business Overview

General

Turbo Energy is a globally recognized pioneer of proprietary solar energy storage technologies and solutions managed through Artificial Intelligence (“AI”). Turbo Energy’s elegant all-in-one and scalable, modular energy storage systems empower residential, commercial and industrial users expanding across Europe, North America and Latin America to materially reduce dependence on traditional energy sources, helping to lower electricity costs, provide peak shaving and uninterruptible power supply and realize a more sustainable, energy-efficient future.

A testament to the Company’s commitment to innovation and industry disruption, Turbo Energy’s introduction of its flagship SUNBOX – unveiled to the market in the fourth quarter of 2022 – represents one of the world’s first high performance, competitively priced, all-in-one home solar energy storage systems, which also incorporates patented EV charging capability and powerful AI processes to optimize solar energy management delivered in the form of an intuitive, easy to use, cloud-based mobile app, marketed as Turbo Energy App.

Guided by our innovative mindset, we are endeavoring to deliver affordable, high performance solar energy storage technologies and solutions adaptable to every home, business, industrial plant and government facility on the globe. Our primary near-term growth objectives are centered on exploiting our competitive differentiation and include:

●	elevating global awareness and appreciation for the clean, elegant aesthetic and robust functionality, scalability and customization of SUNBOX solar energy storage solutions pioneered by Turbo Energy to support residential installations (SUNBOX Home and SUNBOX Home Lite), commercial and industrial installations (SUNBOX Industry), and utility companies (SUNBOX Utility); as well as the ease of SUNBOX installations with limited training required;

●	increasing global awareness and appreciation for our cloud-based Turbo Energy App powered by AI that allows for SUNBOX users worldwide to benefit from intelligent data collection, optimized stored energy management and predictive analytics which provide real-time insight into weather and electricity price forecasts, solar panel performance, energy consumption and material cost saving opportunities, among other metrics.

●	implementing global market penetration and geographic expansion initiatives with concentration in North America, Latin America and Europe; and

●	focusing on achieving fundamental financial strength through increased revenue, expense discipline and positive cash flow on a subsequent quarter-over-quarter basis; strengthen balance sheet through smart capital formation strategies.

Turbo Energy is a proud subsidiary of Umbrella Global Energy, S.A., a global investment company focused on key sectors such as solar energy, e-mobility and technology and is traded on the BME Growth Exchange in Spain under the ticker symbol “UMB.”

For the year ended December 31, 2024, our total revenues declined 27% to €9,638,012 (approximately US$9,976,306) from €13,140,771 for the 12 months ended December 31, 2023. Our net loss for the years ended December 31, 2024 and 2023 totaled €3,337,000 (approximately US$3,454,130) and €2,013,788, respectively.

Our principal business activities for the years ended December 31, 2024 and 2023 were largely centered on designing, developing and distributing equipment and software for the generation, management and storage of solar energy. For additional information regarding our financial performance, see “Operating and Financial Review and Prospects.”

Industry

Global Solar Energy Market

The global solar energy market has been experiencing significant growth and transformation over the past several years, driven by technological advancements, policy support and increasing demand for sustainable energy solutions. According to market research firm Fortune Business Insights (“FBI”) in its March 2025 industry report, the global solar energy market size was valued at $253.69 billion in 2023 and is projected to be worth $273 billion in 2024 and reach $436.36 billion by 2032, exhibiting a CAGR of 6% during the forecast period. FBI further noted that North America dominated the solar power industry with a market share of 41.30% in 2023. Looking ahead, the firm is forecasting that the solar energy market in the U.S. is projected to grow significantly, reaching an estimated value of $103.96 billion by 2032, driven by the need to combat climate change through renewable energy sources reinforced by government tax credit and feed-in-tariff programs.

The International Energy Agency, an autonomous intergovernmental organization based in France, states on its website found at iea.org, that between 2024 and 2030, solar panels, or Solar PV technology, is expected to account for 80% of the growth in global renewable capacity and is set to become the largest renewable source, surpassing both wind and hydropower by the end of the decade.

A driving force in the adoption of solar energy as a renewable power source in the European Union (“EU”) is its legally binding target of achieving net-zero greenhouse gas emissions by 2050, enshrined in the European Climate Law and part of its broader “European Green Deal” strategy to become the first climate-neutral continent. In fact, solar provided more power than coal did to EU countries for the first time in 2024, marking a new milestone for renewables. In a January 25, 2025 article published in Euro News, the publication reported that the EU solar fleet grew by 66 gigawatts last year, the equivalent of more than 450,000 panels per day, resulting in a record annual increase in solar generation. Moreover, 16 EU countries generated more than 10% of their electricity from solar in 2024, three more than in 2023.

Spain, in particular, Turbo Energy’s home country, stands at the forefront of Europe’s energy transition, setting an ambitious target of generating 81% of its energy from renewable sources by 2030, supported by substantial investments outlined in its National Integrated Energy and Climate Plan. In 2024, the country generated 44,520 gigawatts per hour (“GWh”) from Solar PV – the highest annual output in its history and capturing a 17% share of total electricity production. Nonetheless, it is true that during 2023 and 2024 there was a significant slowdown in the sector in general, but especially in Europe and Spain, where Turbo Energy has the majority of its sales. The latest annual report on photovoltaic self-consumption by the APPA Renovables Association shows a 26.3% drop in megawatts (MW) installed in 2024.

Within the United States, in 2024, the U.S. solar industry installed nearly 50 gigawatts direct current of capacity, a 21% increase from 2023, marking the second consecutive year of record-breaking capacity; and solar accounted for 66% of all new electricity-generating capacity added to the nation’s grid in 2024. (Source: Solar Energy Industries Association, Q4 2024 Solar Market Insight Report, dated March 11, 2025).

It is important to note that the higher tariffs that newly re-elected U.S. President Trump has pledged to implement may have a negative impact on the U.S. solar sector, in particular, given that Chinese manufacturers are key suppliers of solar panels and the components used in panels and with solar storage technology. Those tariffs could keep prices elevated for some time. Still, solar energy providers learned some lessons from the tariffs imposed during the previous Trump administration, and they have shifted some of that economic burden to both their suppliers and their customers who have contracted to receive power from them. That partial offsetting of costs could alleviate the disruptive impact of additional tariffs.

The solar energy market in Latin America suggests a positive outlook characterized by significant growth potential, investments and favorable policy developments. Countries like Chile, Brazil and Mexico have emerged as key players, benefitting from abundant solar resources and favorable climates. In its report, “South America Solar PV Market Outlook 2025,” Wood Mackenzie sates that the region is expected to add 160 gigawatts of solar capacity between 2025 and 2034, driven by diversification efforts, growing power demand and favorable system economics.

Global Solar Energy Storage Market

Energy storage systems are designed to capture electrical energy from power systems, facilitating its conversion and storage for efficient management and utilization. These systems play a vital role in storing energy generated from renewable sources and releasing it when there’s a demand for power.

In February 2025, The Business Research Company released its Energy Storage Systems Market Report 2025, indicating that the energy storage market is expected to grow from $251.14 billion in 2024 to $379.29 billion by the year 2029 – an 8.7% CAGR over the forecasted period. The anticipated growth is attributed to market expansion and global demand, increasing demand response and energy management, circular economy and sustainability and adoption of hybrid energy systems.

According to the Q1 2025 and 2024 Year in Review US Energy Storage Monitor report published in March 2025 by Wood Mackenzie and the American Clean Power Association, U.S. energy storage deployments rose 34% from 2023 to 2024, and all three energy segments Wood Mackenzie tracks saw double-digit growth. The utility scale segment grew 32% to 33.7 GWh, while the residential segment climbed 64% to just over 3 GWh; and the community-scale, commercial and industrial segment rose 11% to 370 MWh. Looking ahead, the firm forecasts that the residential storage market will grow 47% in 2025 and 223% by 2029, barring any major policy shifts. The utility scale segment is forecasted to install 13.3 GW/43.2 GWh in 2025, a 22% year over year increase from 2024, propelled by strong momentum in 2024.

Bloomberg recently reported that “Americans are rushing to get off the grid.” In an article, published in March 2025, the global financial, software, data and media company stated that U.S. households are adding battery storage at a record pace in a bid to avoid blackouts and harness more onsite solar power. “Homeowners are socking away power for a number of reasons, particularly to avoid fluctuating electricity rates and blackouts. Those with solar panels, meanwhile, can power their homes more cheaply by keeping the electrons they generate instead of selling them back to the grid, which typically pays lower rates than the retail price of electricity. Despite the jump in home battery installations, the U.S. trails Europe. In Germany and Italy, over 70% of new home solar arrays are hitched to batteries and many older systems are, as well. In the U.S, meanwhile, there are now almost 5.3 million homes with solar, but only about 10% have battery storage.”

PV trade organization SolarPower Europe is forecasting that the European market for energy storage solutions will continue to increase, rising 30-40% annually. The trade body recently called on the European Commission and European Union member states to legislate a European Union grid flexibility package to include an energy storage action plan with the aim of deploying at least ten times more battery energy storage by 2030.

Market researchers at MarkNtel estimates that the Latin America energy storage market will grow at a CAGR of around 7.86% between 2024 and 2030. They credit surging climate change mitigation targets, the abundant potential of variable renewable energy and the growing need for an enhanced grid, coupled with rising electricity demand, for accelerating market expansion in countries that include Chile, Brazil, Argentina and Mexico. (Source: MarkNtel, “Latin America Energy Storage Market Research Report: Forecast (2024-2030),” January 2024) The future of solar energy in Latin America appears bright, with ongoing efforts to overcome challenges and capitalize on emerging opportunities. As technology continues to evolve, costs decline, and governments remain committed to sustainable energy goals, Latin America is positioned to become a pivotal player in the global solar energy storage landscape, making significant contributions to a cleaner and more sustainable energy future.

Our Products and Services

Turbo Energy has pioneered an innovative line of AI-driven solar energy storage and energy management solutions and services designed to meet the needs of the residential, commercial and industrial and utility sectors of the global photovoltaic energy industry. Through the products and services we sell, we aim to unleash the full power and potential of clean, sustainable solar energy and provide the most advanced tools and technologies necessary to efficiently and cost effectively harness it to power how people live, work and play, wherever they live, work and play.

Our fully integrated, all-in-one systems, branded and marketed as “SUNBOX,” are monitored and managed by the Company’s AI-optimized Turbo Energy App, which empowers users with an intelligent, customizable and convenient energy management solution viewed on any mobile Android or iOS device.

Residential Offerings

SUNBOX Home

The SUNBOX Home solar energy storage and management system combines and fully integrates into a sleek, elegant and durable container all of the modular components required to capture, store and efficiently manage solar energy produced by residential solar panel installations. With scalable capacity of up to 40 kW in back-up battery power for homes on and off the grid simply by adding batteries to the stack contained in the SUNBOX Home unit, each system is wirelessly connected to and managed by the Turbo Energy App, a cloud-based, AI-optimized energy management system that analyzes a vast amount of data relating to home electricity consumption and solar panel performance under various weather conditions. Through the Turbo Energy App platform, users are also provided with real-time weather and electricity price forecasts, enabling the system to intelligently optimize the use of energy stored in the system’s lithium-ion batteries housed in the SUNBOX Home unit.

SUNBOX EV

SUNBOX Home units sold to homeowners in the European Union are also available to come equipped with the Company’s electric vehicle (“EV”) charging capability – marketed as the SUNBOX EV, a patented Turbo Energy innovation. Unlike other systems on the market that may offer only EV charging or only energy storage, every SUNBOX EV user benefits from a fully integrated system that enables them to access and manage energy storage, consumption and energy saving data, environmental savings and EV charging status through the Turbo Energy App on their mobile device.

SUNBOX Home Lite

The SUNBOX Home Lite, introduced to market in late February 2025, combines the sleek design and robust functionality of the original SUNBOX Home tailored for homes requiring less than 15kh of solar energy storage. This innovation is supported by the cloud-based, AI-optimized Turbo Energy App, as well.

Commercial and Industrial Offerings

SUNBOX Industry

Introduced to market in 2024, our patent pending SUNBOX Industry is a highly scalable energy storage and management system for commercial and industrial (“C&I”) facilities seeking to deploy new Solar PV systems, expand existing systems or directly connect to rooftop panels in order to expand energy capacity with smart storage. This novel, intelligent system enables users to leverage our cloud-based AI energy management platform to automatically mitigate large price swings in the electricity market by buying energy at optimal times and prices. The system can also be easily configured using the Turbo Energy App for energy protection from power outages due to storms or at specific times when a facility may require access to more power over and above conventional electricity contracted from the grid. The system can scale from 30 kW to 2000kW in power and 30 kWh to 4000 kWh in storage capacity.

Offering a highly efficient and adaptable solution for both isolated and grid-connected projects, SUNBOX Industry provides numerous competitive benefits, which include allowing Turbo Energy’s brand-agnostic technology to be incorporated into any previously operational facility without the need to architect a project that allows both an initial plant and a newly incorporated plant to operate synchronously. Moreover, SUNBOX Industry allows for the expansion of a photovoltaic installation to be connected in direct current, while simultaneously taking advantage of the surpluses from the original plant simply by connecting with it in parallel.

Utility-Scale Offerings

SUNBOX Utility

Turbo Energy is currently in development on its next innovation in SUNBOX offerings – the SUNBOX Utility, a state-of-the-art solar energy storage solution being engineered to meet the evolving demands of the utility sector. Designed for maximum flexibility and performance, SUNBOX Utility will enable grid-connected and hybrid systems to achieve greater efficiency, resilience, and profitability.

SUNBOX Utility will operate as part of a hybrid energy system or as a stand-alone facility, offering utility providers a robust, branded Battery Energy Storage System (BESS). Through strategic partnerships with leading Power Conversion System (PCS) manufacturers and technology innovators, Turbo Energy expects to deliver fully integrated solutions that enhance grid stability, support renewable energy integration, and improve overall system performance.

For smaller plants not engaged in ancillary services, Turbo Energy plans to offer compact hybrid solutions powered by our proprietary Artificial Intelligence Energy Management System (“AIEMS”). This advanced technology will continuously analyze real-time energy generation data and market conditions to optimize revenue and operational decisions. These intelligent systems will help mitigate the challenges of low energy pricing during peak solar hours and boost the economic viability of hybrid projects.

Turbo Energy’s development and commercialization of the SUNBOX Utility platform is helping to reinforce our commitment to shaping the future of energy. With a focus on innovation, AI-driven optimization, and strategic collaboration, we expect to empower utilities and energy operators to unlock new value streams, reduce carbon footprints and meet the dynamic needs of the modern power grid.

We expect to complete development of SUNBOX Utility’s software platform in 2025 with sales commencing later this year. The hardware components have been completed.

Year-Over-Year Revenue Performance of Our SUNBOX Products

For the years ended December 31, 2024 and 2023, revenues stemming from the sale of our SUNBOX systems totaled €3,455,505 (approximately US$3,576,793), and €804,244, respectively. SUNBOX sales accounted for 37% of our total revenue for the year ended December 31, 2024, and 6% for the year ended December 31, 2023. The increase was due to our focus on successfully executing sales and marketing initiatives to expand market awareness of our SUNBOX solutions and increase market penetration primarily in the European Union.

Batteries

As one of the leading companies that introduced lithium-ion batters for solar energy storage in Spain, today Turbo Energy sells a full line of robust, reliable and easy-to-install lithium-ion batteries to customers on a global basis designed to support self-consumption and/or isolated installations.

●	Lithium Series 24V 2.24 kWH Battery: Lithium NMC battery with a capacity of 2.2 kWh and 4500 cycles of guaranteed life, ideal for off-grid solar installations. It does not require communication with the inverter, because unlike Lithium Ferro Phosphate (“LiFePO4”) technology, it is easily managed by voltage.

●	Lithium Series 48V 2.4 kWh Battery: LiFePO4 battery with 2.4 kWh capacity and 6000 cycles of guaranteed life that is ideal for photovoltaic self-consumption with storage applications and off-grid solar installations. It is compatible with Turbo Energy, Voltronic and Victron inverters and has a parallel connection capacity of up to 40 units. Quick connections allow for reduced installation times.

●	Lithium Series 48V 5.1 kWh Battery: LiFePO4 battery with 5.1 kWh capacity and 6000 cycles of guaranteed life that is ideal for photovoltaic self-consumption with storage applications and off-grid solar installations. It is compatible with Turbo Energy and Voltronic inverters and has a parallel connection capacity of up to 6 units. Quick connections allow for reduced installation times. In addition, it is a dual battery system, the only battery solution on the market that works in low and high voltage at the same time and is compatible with industrial scale projects.

●	HV Lithium Series 48V 2.4 kWh Battery: LiFePO4 lithium-ion battery with 6,000 cycles of guaranteed life. Suitable for series operation and compatible with virtually all inverters on the market. Quick connections allow for reduced installation times.

●	48v 3.6 kWh Lithium Series Battery: LiFePO4 lithium-ion battery with 6,000 cycles of guaranteed life that is ideal for photovoltaic self-consumption with storage applications and off-grid solar installations. It features parallel connection capacity up to 40 units and has quick connections that make for fast installation.

●	Lithium Series Slim 48V 5.1 kWh Battery: LiFePO4 battery of 5.1 kWh capacity and 48V for self-consumption and isolated installations. Parallel connection of up to 15 batteries with communication. Features a profile that is 33% narrower and 15% lighter than other batteries.

●	Lithium Series Dual 48V 5.1 kWh Battery: LiFePO4 lithium-ion battery with 6,000 cycles of guaranteed life that is suitable for series and parallel operation. Compatible with virtually all inverters on the market and has quick connections that allow for reduced installation times. Its parallel UTP communication cable is valid for all inverters. In addition, it is a dual battery system, the only battery solution on the market that works in low and high voltage at the same time and is compatible with industrial scale projects.

●	Lithium Series Slim 48V 2.4 kWh Battery: LiFePO4 battery with 2.4 kWh capacity and 48V for self-consumption and isolated installations. It features parallel connection capacity up to 15 batteries with communication and is ultra narrow ideal for installations with limited space.

For the years ended December 31, 2024 and 2023, revenues stemming from the sale of our batteries were €3,078,584 (approximately US$3,458,889), and €6,578,530, respectively. Revenue from batteries accounted for 33% of our total revenue for the year ended December 31, 2024, and 50% for the year ended December 31, 2023. The decline in battery sales was largely attributable to the sector’s external factors, and by our Company’s high dependence on the Spanish market, where most of our sales have historically been concentrated. The continued slowdown in solar installations in Spain, which began in 2022, coupled with recent factors like lower electricity prices, increased self-consumption through rooftop solar and grid congestion issues, created a situation where the Spanish market has been saturated with solar power generation exceeding demand.

Inverters

The inverter is the most vital component in a photovoltaic system. It converts the direct current produced by solar panels into alternating current that can be used by household appliances. The inverter also regulates the battery charging and discharging based on energy needs and optimizes the utilization of generated renewable energy. We are currently offering the following inverters:

●	Three-Phase Hybrid Series HV 30.0: A three-phase hybrid inverter of 30 kW which is ideally suited for both self-consumption applications and off-grid installations. Through the Turbo Energy App, this inverter features a peak shaving function that automatically programs the energy storage system to consume battery power during periods of peak demand on the grid.

●	Three-Phase OnGrid Series 100.0: a three-phase grid inverter consisting of six MPPTs, with four inputs on each. It has zero-dump functionality and efficiency of up to 98.7%.

●	Single Phase OnGrid Series 8.0: a single-phase grid inverter consisting of two MPPTs and three string inputs. It has zero-dump functionality and an efficiency of up to 97.7%.

●	Hybrid Series 48V 5.0 and 6.0 Inverters: a single-phase hybrid inverter ideal for both photovoltaic self-consumption applications and off-grid installations. Through the Turbo Energy App, this inverter features a peak shaving function that automatically programs the energy storage system to consume battery power during periods of peak demand on the grid.

●	Three-Phase Hybrid Series Inverter 48V 10.0 and 5.0: a three-phase hybrid inverter ideal for photovoltaic self-consumption applications as well as for off-grid installations. Through the Turbo Energy App, this inverter features a peak shaving function that automatically programs the energy storage system to consume battery power during periods of peak demand on the grid.

For the years ended December 31, 2024 and 2023, our revenue from the sale of inverters totaled €1,817,121 (approximately US$2,041,594) and €3,133,825 (approximately US$3,520,954), respectively. Revenue from inverters accounted for 19% of our total revenue for the year ended December 31, 2024 and 24% of our total revenue for the year ended December 31, 2023. Our revenue from inverters decreased by €1,316,704, or 42%, due primarily to the reduction in demand in Spain caused by a series of external factors previously explained.

Turbo Energy App

The software system supporting our proprietary line of advanced SUNBOX energy storage solutions is essential to the success of our business. The combination of state-of-the-art equipment integrated into an all-in-one product, coupled with our cloud-based AI-optimized Turbo Energy App that optimizes its operation, turns Turbo Energy’s value proposition into one that positions our Company as a global energy solutions provider with leadership potential in the solar self-consumption sector. In communication with our inverter, Turbo Energy App monitors the energy flows between the photovoltaic modules (solar panels), household consumption, storage and the electric vehicle (if SUNBOX EV charger is used). Our app allows users to customize an automatic backup mode based on the prediction of a storm or manually select which part of the battery will be reserved for possible power outages. It also allows the battery to be used as a peak shaving function, which allows savings to be generated by reducing the contracted power of the home or business.

The customization modes allow changes between maximum self-consumption and maximum savings and thereby allows for the reduction of electricity by using the stored energy only when it offers the best economic profitability, as if the user had an energy financial advisor who manages all the technical and economic variables of the business. Turbo Energy App achieves its objectives through machine learning algorithms and the analysis of thousands of data points that lead to the generation of hourly patterns of consumer behavior and the solar generation system. These results are crossed with weather forecasts and hourly energy prices to achieve optimization. We believe that it is the only energy management platform that can, through these forecasts, seek economical energy in the grid at any time of the day to top up the batteries when solar energy does not generate as many surpluses. Further, our app gives users the option to charge their vehicles with clean energy only, or at the lowest price possible, or at maximum speed.

We further believe that the Turbo Energy App, which governs the inverters and the SUNBOX system, is the most notable differentiating factor of our products compared to those of our competitors. While we co-design the hardware with our suppliers, we develop the management software entirely in-house. Specifically, the app is designed 100% in our offices and programmed by 75% internal personnel and 25% contracted personnel based in Spain.  As advanced technology continues to evolve, The Turbo Energy App will be subject to ongoing development and enhancements to ensure we deliver optimal, leading-edge capabilities and performance.

Turbo Energy App consists of a back-end that is hosted on Amazon cloud servers in Europe and communicates with applications installed on the user’s mobile device. Both the app and back-end communicate via Wi-Fi with the inverter or SUNBOX system installed in the house or business. All optimization algorithms and AI are thus protected on our servers. By utilizing our own internal resources to develop and program the Turbo Energy App, we are able to offer a highly differentiated product to our customers.

Our energy management app is currently free for users of Turbo Energy products. With the new functionalities that will be introduced to the app in 2025, we expect to begin generating recurring SaaS revenues from end users or from our sales partner channel.

Planned U.S. Expansion

Following the end of 2024, we announced on March 26, 2025 that we completed one of the most rigorous safety certification processes in the United States and received Underwriters Laboratories (“UL”) 5500 and 9540 certifications for Turbo Energy’s innovative SUNBOX Home all-in-one solar energy storage system for residential applications in the United States. The UL certification mark is one of the most widely recognized product accreditations in the U.S. and is regarded a prerequisite for permitting and insurance purposes. We are in the process of launching SUNBOX Home in the U.S. with units already shipped stateside and initial residential installations being scheduled as part of the Company’s planned American beta initiative being conducted in California, Florida, Georgia, Louisiana and Texas. The following are the products to be marketed and sold in the U.S.:

●	SUNBOX Split Phase Series 10.0: An all-in-one back-up solar energy storage solution for split phase installations, modular with energy storage capacity up to 20.4 kWh. Supported by the Turbo Energy App, our cloud-based SaaS solution powered by AI, SUNBOX Home users benefit from intelligent data collection, optimized stored energy management and predictive analytics which provide real-time insight into weather and electricity price forecasts, solar panel performance, energy consumption and material cost savings opportunities, among other critical metrics.

●	Split Phase Hybrid Series 48V 10.0 Inverter with Back-Up Mode: A split phase hybrid inverter ideal for solar energy self-consumption applications, as well as off-grid installations. It has the peak shaving function that allows users to reduce the contracted power. Leveraging the associated Turbo Energy App, the battery is automatically programmed to be consumed during peak demand, resulting in a reduction of contracted power from the grid.

●	Lithium Series Pro 5.1 kWh Battery: Lithium Ferro Phosphate (LiFePO4) battery with 5.1 kWh capacity and 6,000 cycles of guaranteed life.

Energy-as-a-Service

In connection with our 2025 expansion into Latin America, on March 19, 2025 we announced the introduction of our new Energy-as-a-Service (“EaaS”) financing program, offered through our wholly-owned subsidiary Turbo Energy Solutions (“TES”), which enables C&I customers located in the country of Chile to acquire, deploy and capitalize on advanced solar energy production systems integrated with SUNBOX Industry and our innovative AI-powered energy management system, without the need to make large upfront investments in equipment. Customers benefit from an optimized, efficient and sustainable energy supply while also taking full economic advantage of a payment based on SUNBOX Industry’s AI-powered energy management performance. Turbo Energy benefits from selling surplus energy generated by the customer’s photovoltaic system back to the local grid each month. The EaaS financing program represents a potentially lucrative new recurring revenue stream for our Company if market acceptance and adoption of SUNBOX Industry gains momentum in the region.

Our Operations

Turbo Energy endeavors to adhere to best industry practices and stringent quality and cost control processes for operating all aspects of our business. Our operations have been developed over a decade, allowing for a good understanding of our supply chain needs and challenges, our suppliers, costs and prevailing supplier alternatives, when necessary. These are robust and scalable processes that currently enable us to deliver high quality, high performance products, provide excellent partner and customer service, and execute disciplined financial management.

The logistical process utilized for our line of SUNBOX products involves having system components transported from our suppliers/manufacturers to our 3PL provider’s warehouse located in Spain, which, in turn, transports the components to our assembly center in Valencia, Spain. Upon receipt, our production and technical team custom assembles each SUNBOX system in accordance with our customers’ and partners’ order specifications. Fully assembled SUNBOX systems are then shipped to our customers’ respective warehouses. Throughout each stage of the process, every effort is made to ensure our products are delivered to our customers in optimal condition and within the designated timeframe.

The Company’s individual PV system equipment involve procurement, sea transport from China to Valencia, storage at an external warehouse in Valencia and then transport from the warehouse to our customers’ warehouses in Europe.

Our Sales and Distribution Focus

Since our founding in 2013 through 2023, Turbo Energy’s core business was focused on the sale of residential Solar PV equipment through our network of distributors, which has extensive reach to solar installers and marketers operating primarily in our home country, Spain.

With the successful market introduction of our innovative, proprietary SUNBOX line of products, we shifted our focus and began investing resources to increase global market penetration and achieve geographic expansion of our SUNBOX Home and SUNBOX Industry solutions in the residential and C&I renewable energy markets, which we believe represents a significantly greater growth opportunity for Turbo Energy in the long-term.

In 2025, our goal is to materially increase SUNBOX Home and SUNBOX Industry sales through continued market penetration in Europe, and international expansion into the United States and Latin America, coupled with expansion of our product offerings to include introduction of SUNBOX Utility designed for utility-scale applications.

Research and Development

Turbo Energy was founded with the purpose of improving solar storage technology for residential use. After developing our first product as a startup in the emerging lithium-ion battery market in Spain, we proceeded with development of a proprietary inverter (electronic equipment that transforms the electricity from the photovoltaic modules and controls the charging and discharging of the batteries associated with the installation) to technically complete the value proposition.

This successful experience motivated us to keep working towards offering end customers a more complete energy storage solution. We followed with the addition of photovoltaic modules and other accessories to our expanding product offerings, as well as a proprietary software solution we specifically designed for end-users to monitor energy consumption and to adjust the batteries intelligently to meet the needs of the home. A powerful AI system tracks photovoltaic generation, weather patterns and energy market prices, using this information to minimize energy costs for the customer.

While our product mix has evolved over time, innovation is in our DNA and underpins the way we have always approached challenges and opportunities and make critical business decisions every day. We carefully balance systemic freedom and systemic discipline necessary to push past the status quo with bold and progressive ideas in order to discover and develop advanced new concepts, products and technologies capable of producing radical new value. Our research and development team, in collaboration with our leadership, work diligently to make a positive impact on people’s lives through better designs, processes, algorithms and AI. It is through this devotion to innovation that we succeeded at being one of the first companies in our industry to introduce to market a true, fully integrated, all-in-one, end-to-end intelligent solar energy storage and management solution – SUNBOX; and have since expanded and are further evolving SUNBOX to address applications in residential, C&I and utility-scale solar installations.

As the demand for energy continue to play a critical role in many aspects of daily life, such as electric vehicles, smart home devices and air conditioning, among others, Turbo Energy will continue to invest in research and development with the aim of developing high performance equipment, software, energy services and untapped market niches to create and sustain a global energy platform that is adaptable to every home, business, industrial plant and government facility on the globe.

Growth Strategy

Our primary near-term growth objectives are centered on exploiting our competitive differentiation and include:

●	elevating global awareness and appreciation for the clean, elegant aesthetic and robust functionality, scalability and customization of SUNBOX solar energy storage solutions pioneered by Turbo Energy to support residential installations (SUNBOX Home and SUNBOX Home Lite), commercial and industrial installations (SUNBOX Industry), and utility companies (SUNBOX Utility); as well as the ease of SUNBOX installations with limited training required;

●	continuing to make material enhancements to the functionality and capabilities of our cloud-based Turbo Energy App to provide for even more detailed analysis of energy consumption, to suggest improvements to or expansion of renewable installations, to alert users of maintenance issues and recommended resolutions, to identify alternative energy contracts, to monitor energy efficient appliances, and to enable next-level intelligent consumption planning;

●	increasing global awareness and appreciation for our Turbo Energy App that allows for SUNBOX users worldwide to benefit from intelligent data collection, optimized stored energy management and predictive analytics which provide real-time insight into weather and electricity price forecasts, solar panel performance, energy consumption and material cost saving opportunities, among other metrics;

●	developing monetization strategies for our Turbo Energy App by generating recurring revenue from the growing number of customers on our platform connected to our equipment, consuming our energy management services and managing multi-brand household appliances;

●	completing development and bringing to market the SUNBOX Industry EV, which will allow Turbo Energy to offer niche commercial and industrial customers the opportunity to scale deployments of public electric vehicle stations which provide more efficient charging, supply renewable energy and reduce the cost of the charging service (or improve the profit margin of charging service) by only consuming from the grid when energy is cheaper;

●	implementing global market penetration and geographic expansion initiatives with concentration in North America, Latin America and Europe;

●	increasing adoption of our EaaS (Energy-as-a-Service) solutions in and outside of Chile and expand our EaaS platform to offer packages of carbon credits, tax credits or agreements with distribution network operators to promote stability to national electrical networks; and

●	focusing on achieving fundamental financial strength through increased revenue, expense discipline and positive cash flow on a subsequent quarter-over-quarter basis; strengthen balance sheet through smart capital formation strategies.

Competition

The solar energy storage market is highly competitive, and new regulatory requirements for carbon emissions, technological advances, the lower cost of renewable energy, the decrease in battery and solar panel costs, improving battery technology and shifting customer demands are causing the industry to evolve and expand. We believe that the principal competitive factors in the energy storage market include, but are not limited to:

●	safety, reliability and quality;

●	product performance;

●	historical track record and references for customer satisfaction;

●	technological innovation;

●	comprehensive solution from a single provider;

●	upfront and ongoing costs of hardware, software and services;

●	experience in delivering value for multiple stakeholders;

●	ease of installation and integration; and

●	clarity of value proposition.

We compete for customers and strategic business partners with other providers of energy storage systems, as well as companies engaged in developing software to monitor and manage energy storage consumption. Many of these providers have longer operating histories, customer incumbency advantages, access to and influence with governmental bodies, and significantly more capital resources than we do. Notably, we have observed that very few of them are developing all-in-one solutions that integrate both the battery and inverter, which along with electrical protections, significantly reduce assembly time and the complex technology knowledge required to assemble fully integrated, all-in-one solutions. Moreover, there are even fewer competitors which are integrating sophisticated software platforms with their storage systems that allow for the use of stored energy to be adapted to the specific needs of the customer, nor are they leveraging the advanced technological advantages afforded by AI and machine learning algorithms to optimize and automate energy use and management.

The following chart reflects what we believe to be key competitive differentiators for our proprietary energy storage solutions:

Sources: Internal; Based on publicly available information published on websites by listed companies as of December 2024.

Competitive Strengths

Our competitive strengths include the following:

●	Innovative Product Offerings: we have pioneered SUNBOX, an all-in-one, scalable, modular solar energy storage system. This system is enhanced by our proprietary AI-powered app, Turbo Energy App, which optimizes solar energy management and provides users with real-time data and predictive analytics. The inclusion of electric vehicle (EV) charging capabilities in our patented SUNBOX EV solution positions us uniquely in the market. Moreover, our product line, including the SUNBOX Home, SUNBOX Industry and SUNBOX Utility, caters to a wide range of customer needs from residential to industrial and utility-scale applications. This versatility in product offerings allows us to address our target market segments in a highly efficient and effective manner.

●	Advanced Technology Integration: the engagement of AI and machine learning technologies in our Turbo Energy App demonstrates our strong commitment to leveraging advanced technology for optimizing energy usage and providing valuable insights to users. This advanced technological capability is a significant competitive differentiator for us.

●	Strategic Market Expansion: We have a clear strategy for global market penetration and expansion, with particular focus on North America, Latin America and Europe. Our recently granted UL certifications in the United States signal our readiness to enter and effectively compete in the U.S. residential energy storage market with our differentiated SUNBOX Home solution, representing potentially significant long-term growth for our Company.

●	Strong R&D Focus: Our dedication to research and development is evident in our continuous product innovation and enhancement. This focus ensures we remain at the forefront of delivering leading-edge solar energy storage technology, raising the bar for performance and excellence in the markets we serve.

●	Strategic Partnerships: We have established strong strategic business partnerships with numerous industry leaders in electrical utilities and renewable energy, helping to greatly expand and enhance our market reach, reputation and credibility.

●	Experienced Leadership Team: Our proven and experienced leadership team possesses deep expertise in solar energy storage technologies and AI-enabled software development, which is crucial for executing our strategic initiatives successfully.

Collectively, these strengths underpin and amplify Turbo Energy’s reputation as a trusted industry leader and respected technology innovator in the global solar energy storage market.

Manufacturing and Supply

We source our inverters and batteries from suppliers located in China. For the manufacture of batteries, we currently have five suppliers as a result of our concerted effort to diversify and mitigate possible risks in our supply chain. However, no single supplier is capable of manufacturing all the batteries that we need in a timely manner. We have been working with our main suppliers for many years, and we represent a significant part of their business. This puts us in a good bargaining position and allows us to receive important collaboration from them in terms of new product development and supply chain assurance.

We currently do not have any written contracts signed with suppliers for our products, including SUNBOX material components and our battery products. However, we have established working conditions with suppliers through mail and/or verbal agreements. Compliance with these conditions is ensured solely by the parties’ interest in maintaining the business relationship. If any provider fails to comply, we will switch providers.

The main elements of our manufacturing arrangements include the price, which is subject to the evolution of market prices, particularly raw material costs used in the manufacture of our products. Additionally, the arrangements include the manufacturing and supply period, acceptance by the supplier in the co-design of the equipment, guarantee against manufacturing defects, supply of spare parts to facilitate local repairs, co-certification of products in the markets where we intend to sell them, and payment terms.

While we do not have formal contracts with our suppliers, we have established key terms for manufacturing arrangements. Our ability to switch providers, if or when necessary, helps to mitigate the risk of non-compliance by suppliers, and the inclusion of guarantee and spare part provisions aims to ensure product quality and support customer service needs.

Products purchased in China are of standard quality and functionality in the market that does not have a competitive advantage against our final products. Part of our product development work is focused on the customization of the equipment, which allows us to customize and improve imported products to ensure our brand of products are unique and competitively differentiated. This process gives us the option to change suppliers if they do not meet our requirements or because we have found others offering better terms and conditions. In addition, all of our final products are certified in Spain.

In order to protect our intellectual property and know-how of our flagship product, SUNBOX, the manufacture and assembly process is different. The conception, design, manufacture of the exterior and structural parts, and assembly of components are all completed in Spain. Currently, we are only working with one supplier for assembly. The supplier has been selected for its expertise in related technology and its ability to scale production to accommodate our needs and supply requirements. We are also diligently working on the certification of a second assembler to protect our supply chain. Similarly, our software application, Turbo Energy App, which interfaces with our end users, is also designed and programmed in Spain and is subject to continuous improvement and enhancement, given that our software application differentiates us from other competitors in the market.

The logistical management of components is coordinated with a logistics warehouse in Spain with the experience and capacity to support our growth. This flexible system can be replicated in other countries, and in turn bring our products closer to the local customers and improve costs and delivery times, which could be advantageous for our plan as we persist in implementing our international expansion strategies.

Seasonality

Seasonality does not materially affect our business or operating results. Due to our business diversification, we have not experienced significant seasonal fluctuations in market demands or sales.

Customers

For the year ended December 31, 2024, there were two customers which comprised greater than 10% of the Company’s revenue, representing 12% of the Company’s total revenue. For the year ended December 31, 2023, there were no customers which comprised greater than 10% of the Company’s total revenue.

C. Organizational Structure

See “Corporate History and Structure—History and Development of the Company” herein for details of our current organizational structure.

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

As of the date of this report, Turbo Energy has been granted three patents by the Spanish Patent and Trademark Office (“SPTO”) and has one patent application still pending – all of which relate to innovations associated with development of our SUNBOX energy storage solutions, including the SUNBOX EV. In fact, we believe that the SUNBOX EV represents a significant industry milestone by offering users with a comprehensive smart energy management experience for home photovoltaic installations that is enabled by a user-friendly, high performance, AI-powered mobile app and enhanced with an electric vehicle charging capability.

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

Facilities

We currently lease office space in Valencia, Spain pursuant to a two-year rental agreement, dated June 1, 2022, which provides for a three-year renewal right. On June 1, 2024, we renewed the contract for one more year, which expires on June 1, 2025. This facility, located at Street Isabel la Católica, 8, 46004, Valencia, Spain, serves as our corporate headquarters and is located only a few meters from the offices of our parent company, Umbrella Energy.

We subcontract merchandise logistics as well as productive assembly to different suppliers in order to avoid the need to own industrial spaces. This allows us to be flexible in terms of growth, supplier diversification and expansion to other countries.

Government Regulation

This section sets forth a summary of the significant regulations or requirements in the jurisdictions where we conduct our material business operations, namely Spain and as a member of the European Union, as well as the regulations applicable to all European members. The primary Spanish laws and regulations, which do not purport to be complete, to which we are subject relate to intellectual property rights, data protection, competition or antitrust, information and electronic commerce and employment and labor. This section also sets forth a summary of regulatory requirements of electric products (inverters and batteries) for the relevant jurisdictions and a summary of the relevant laws, regulations and government policies that are relevant to Turbo Energy.

Regulations on Intellectual Property Rights

For the design of equipment for the generation, management, and storage of photovoltaic energy Turbo Energy complies with the Spanish and European regulations on Intellectual Property Rights.

In Spain, these regulations are content in the Spanish Royal Legislative Decree 1/1996 of April 12, 1996, approving the revised text of the Intellectual Property Law, regularizing, clarifying and harmonizing the legal provisions in force on the subject, the Spanish Royal Decree of July 24, 1889, publishing the Civil Code and the Spanish Act 24/2015, of July 24, of Patents.

In the European Union, the regulations are content in Regulation (EU) 2017/1001 of the European Parliament and of the Council of 14 June 2017 on the European Union trademark and the Directive (EU) 2015/2436 of the European Parliament and of the Council of 16 December 2015 to approximate the laws of the Member States relating to trademarks.

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

Regulations on Information Society Services and Electronic Commerce

The digital activity, website and social media, of Turbo Energy complies with the requirements of the Spanish Act 34/2002, of July 11, 2002, on information society services and electronic commerce.

Regulations on Labor and Employment

The Royal Legislative Decree 2/2015, of October 23, 2015, approving the revised text of the Workers’ Statute Law, generally extends to all employees.

Summary of Regulations of the Products

SUNBOX

SUNBOX SERIES 5.0, SUNBOX SERIES 10.0 and SUNBOX Industry solar energy storage systems are designed and tested in accordance with the standards established in the Electromagnetic Compatibility Directive (EMC) and the Low Voltage Directive of the Council of the European Union and comply with the limit values required in these directives, as well as in the Royal Decrees.

●	Directive 2014/30/EU.

o	EC 61000-6-1:2016, IEC 61000-6-3-3:2006+AMD1:2010, IEC 61000-3-11:2017, IEC 61000-3-12:2011.

●	Directive 2014/3S/EU.

o	EN 62109-1:2010

o	EN 62109-2:2011

●	Royal Decree 1699 of 2011

o	UNE 206006 IN:2011

o	UNE 206007-1 IN:2013

The batteries included in our SUNBOX systems have been manufactured in compliance with the requirements of Electromagnetic Compatibility CE-EMC EM 61000-6-3 and EM 61000-6-1, the International Safety Standard IEC 62619 CD and Safe Transport UN 38.3.

Our SUNBOX systems bear the CE marking in compliance with the requirements for the safety of persons and goods required by the aforementioned Community Directives. They have protection against island operation, complying with the UNE EN 50438, IEC 62116 and UNE 206006:2011 IN standards.

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

●	Directive 2014/30/EU.

o	EC 61000-6-1:2016, IEC 61000-6-3-3:2006+AMD1:2010, IEC 61000-3-11:2017, IEC 61000-3-12:2011.

●	Directive 2014/3S/EU.

o	EN 62109-1:2010

o	EN 62109-2:2011

●	Royal Decree 1699 of 2011

o	UNE 206006 IN:2011

o	UNE 206007-1 IN:2013

Our inverters bear the CE marking in compliance with the requirements for the safety of persons and goods required by the aforementioned Community Directives, and they have protection against island operation, complying with the UNE EN 50438, IEC 62116 and UNE 206006:2011 IN standards.

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

A. Operating Results

Introduction

The following discussion, which presents the results of Turbo Energy, S.A. and its consolidated subsidiaries, should be read in conjunction with the accompanying consolidated financial statements and notes thereto for the years ended December 31, 2024 and 2023, along with the risk factors discussed in Part I, Item 3D, “Risk Factors,” and the cautionary statement regarding forward-looking information. For a discussion of our results of operations for the year ended December 31, 2022, including a year-to-year comparison between the years ended December 2023 and 2022, refer to Part I, Item 5, “Operating and Financial Review and Prospects” in our Annual Report Form 20-F for the year ended December 31, 2023.

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

Recent Developments

On April 1, 2025, our Company announced that we received UL certifications for our SUNBOX Home solar energy storage system developed for residential installations in the United States. Achieving this milestone has enabled Turbo Energy to advance its global expansion strategy and launch product sales in the U.S.

On March 26, 2025, we announced that Turbo Energy has filed a lawsuit in the Mercantile Court of Madrid in the Kingdom of Spain against China-based Sigenergy International S.L. in an action for the cessation and rectification of illegal advertising relating to its baseless claim that its product marketed as SigenStor is the “world’s first highly integrated 5-in-1 energy storage system.”

On March 19, 2025, we announced our expansion into Latin America with the introduction of our new Energy-as-a-Service financing program, which enables C&I customers in Chile to acquire, deploy and capitalize on advanced solar energy production systems integrated with SUNBOX Industry and its innovative AI-powered energy management system, without the need to make large upfront investments in equipment.  We further disclosed that we completed the debut installation of the SUNBOX Industry smart energy storage system in the Alto Labranza shopping center located in Temuco, Chile. The full project involved the implementation of a hybrid solar generation and active storage system consisting of a photovoltaic installation integrated with the SUNBOX Industry system featuring 102.4 kWh of capacity and supported by Turbo Energy’s AI-optimized energy management system.

On February 26, 2025, Turbo Energy announced the market launch of our new SUNBOX Home Lite, which combines the sleek design and robust functionality of the original SUNBOX Home with a focus on small homes requiring less than 15kh of solar energy storage.

On February 11, 2025, the Company announced the appointment of Mr. Julian Groves to our Board of Directors. We also disclosed on Form 6-K furnished to the SEC on December 6, 2024 that Mr. Groves was engaged by the Company as a strategic advisor to our management team to help establish our U.S. sales, logistical and technical infrastructure to allow for the initiation ad ongoing ramp-up of sales and support of Turbo Energy’s solar energy storage solutions in the U.S.

On December 16, 2024, our Chief Executive Officer, Mr. Mariano Soria, issued a formal shareholder update on the financial and operational impact of the historical flash flooding disaster that left much of Valencia and surrounding regions in southeastern Spain in ruins in late October 2024.  Mr. Soria reported that all Turbo Energy employees and their families affected by the storm were safe and accounted for and our production systems and supply chain resources largely escaped harm and remained fully functional. However, while our corporate headquarters suffered no material damage, Turbo Energy’s warehouse facility was directly impacted by high flood waters and a portion of our legacy product inventory, valued at approximately $2.3 million, was compromised. In collaboration with our business insurance carrier, Mr. Soria noted that we had completed an assessment of the impact of the storm on our warehousing operations and have confirmed that 100% of the losses are fully recoverable.

On October 22, 2024, the Company announced its plans to expand into the U.S. solar energy market and provided details on its new U.S. marketing partner, Connection Holdings, LLC, the managing entity of brands operating in the performance marketing and lead generation sectors with focus on a broad range of industries, including the U.S. solar energy market.

On August 26, 2024, Turbo Energy entered into an agreement with Enerfip, a leading France-based crowdfunding platform, providing for the Company to explore, through Enerfip’s crowdfunding platform, financing from European individual investors, namely investors residing in France and Spain. If Turbo Energy’s project receives acceptance and interest among investors on Enerfip’s platform, the form agreed between the parties to carry out the financing would be to raise up to €2,000,000 on a first tranche through a 36-month simple debt bond, with an interest rate of 8.75% (“Crowd Bond”). The interest will be repaid semiannually. On October 28, 2024, the Company closed the issuance of the first tranche and reported on Form 6-K filed with the SEC that the yielded subscriptions amounting to gross proceeds of €914,110. The second tranche was closed on January 7, 2025, raising total gross proceeds of €619,410 (approximately US$643,666); and the third tranche closed on February 27, 2025, raising total gross proceeds of €1,000,000 (approximately US$1,078,475).

On May 6, 2025, we announced the filing of a patent application in Spain for our SUNBOX Industry solar energy storage system created for commercial and industrial applications.

In April 2024, Turbo Energy announced that El Corte Inglés S.A., the biggest department store group in Europe and the third largest worldwide, launched Turbo Energy’s GoSolar offering for sale that week.

On April 5, 2024, both the compensation committee and the Board of Directors of the Company approved the grant of 1,806,620 restricted share units under the Company’s equity incentive plan, which can be converted into 356,067 American Depositary Shares of the Company, representing 1,780,328 Ordinary Shares of the Company, to certain officers, directors, and employees.

On January 17, 2024, we announced that Solar360 and the Company entered the new year with a disruptive proposition in the solar photovoltaic self-consumption sector. The companies embarked on a strategic alliance in which Turbo Energy, serving as a technology provider, and Solar360, acting as an energy services promoter, will install intelligent solar energy storage systems produced by Turbo Energy in homes, commercial areas and industries across the country of Spain.

Overview

Turbo Energy is a globally recognized pioneer of proprietary solar energy storage technologies and solutions managed through AI. Turbo Energy’s elegant all-in-one and scalable, modular energy storage systems empower residential, commercial and industrial users expanding across Europe, North America and Latin America to materially reduce dependence on traditional energy sources, helping to lower electricity costs, provide peak shaving and uninterruptible power supply and realize a more sustainable, energy-efficient future.

A testament to the Company’s commitment to innovation and industry disruption, Turbo Energy’s introduction of its flagship SUNBOX – unveiled to the market in the fourth quarter of 2022 – represents one of the world’s first high performance, competitively priced, all-in-one home solar energy storage systems, which also incorporates patented EV charging capability and powerful AI processes to optimize solar energy management delivered in the form of an intuitive, easy to use, cloud-based mobile app, marketed as Turbo Energy App.

Guided by our innovative mindset, we are endeavoring to deliver affordable, high performance solar energy storage technologies and solutions adaptable to every home, business, industrial plant and government facility on the globe. Our primary near-term growth objectives are centered on exploiting our competitive differentiation and include:

●	elevating global awareness and appreciation for the clean, elegant aesthetic and robust functionality, scalability and customization of SUNBOX solar energy storage solutions pioneered by Turbo Energy to support residential installations (SUNBOX Home and SUNBOX Home Lite), commercial and industrial installations (SUNBOX Industry), and utility companies (SUNBOX Utility); as well as the ease of SUNBOX installations with limited training required;

●	increasing global awareness and appreciation for our cloud-based Turbo Energy App powered by AI that allows for SUNBOX users worldwide to benefit from intelligent data collection, optimized stored energy management and predictive analytics which provide real-time insight into weather and electricity price forecasts, solar panel performance, energy consumption and material cost saving opportunities, among other metrics.

●	implementing global market penetration and geographic expansion initiatives with concentration in North America, Latin America and Europe; and

●	focusing on achieving fundamental financial strength through increased revenue, expense discipline and positive cash flow on a subsequent quarter-over-quarter basis; strengthen balance sheet through smart capital formation strategies.

Turbo Energy is a proud subsidiary of Umbrella Global Energy, S.A., a global investment company focused on key sectors such as solar energy, e-mobility and technology and is traded on the BME Growth Exchange in Spain under the ticker symbol “UMB.”

For the year ended December 31, 2024, our total revenues declined 27% to €9,638,012 (approximately US$9,976,307) from €13,140,771 for the 12 months ended December 31, 2023. Our net loss for the years ended December 31, 2024 and 2023 totaled €3,337,000 (approximately US$3,454,130) and €2,013,788, respectively.

Our principal business activities for the years ended December 31, 2024 and 2023 were largely centered on designing, developing and distributing equipment and software for the generation, management and storage of solar energy.

Emerging Growth Company

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

Principal Factors Affecting Our Financial Performance

Our operating results are primarily affected by the following factors:

●	our ability to maintain over time a competitive value proposition for our products and services;

●	our ability to launch innovative, competitively differentiated new products and services;

●	our ability to initiate and execute successful marketing and sales initiatives to sell our products and services;

●	our ability to adapt our supply chain at any time to improve our competitiveness;

●	our ability to obtain maximum financial resources at the best possible price;

●	the evolution of economic and political dynamics in global markets that may affect the demand for our products and services, and impact our financial performance; and

●	alteration of the supply chain may result in a variance in product purchasing and transportation costs.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the years December 31, 2024 and 2023. For a discussion of our results of operations for the year ended December 31, 2022, including a year-to-year comparison between the years ended December 2023 and 2022, refer to Part I, Item 5, “Operating and Financial Review and Prospects” in our Annual Report Form 20-F for the year ended December 31, 2023.

This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	Years Ended December 31
	2024		2023	Increase (Decrease)
	€	$	€	€	%
Revenues
Batteries	3,078,584	3,186,642	6,578,530	(3,499,946)	-53%
Inverters	1,817,121	1,880,902	3,133,825	(1,316,704)	-42%
E-Mobility	-	-	1,139,828	(1,139,828)	-100%
PV Modules	763,306	790,098	633,398	129,908	21%
Go Solar	8,248	8,538	273,501	(265,253)	-97%
SUNBOX Home	1,855,501	1,920,629	804,244	1,051,257	131%
SUNBOX Industry	1,600,004	1,656,164	-	1,600,004	100%
Structure	18,981	19,647	185,538	(166,557)	-90%
Accessories	172,695	178,757	-	172,695	100%
Electronic	75,176	77,815	-	75,176	100%
Customer Services	25,003	25,881	-	25,003	100%
Spare Parts	1,800	1,863	-	1,800	100%
Others	200	207	354,815	(354,615)	-100%
	9,416,619	9,747,143	13,103,679	(3,687,060)	-28%

Other operating income	221,393	229,164	37,092	184,301	497%
Total Revenue	9,638,012	9,976,307	13,140,771	(3,502,759)	-27%

Cost and expenses
Cost of revenue	9,080,343	9,399,063	12,043,563	(2,963,220)	-25%
Selling and administrative	2,997,990	3,103,219	2,539,854	458,136	18%
Salaries and benefits	1,392,051	1,440,912	1,115,127	276,924	25%
Bad debt expense	138,941	143,818	84,394	54,547	65%
	13,609,324	14,087,012	15,782,938	(2,173,614)	-14%

Other expenses (income)
Interest income	63,118	65,333	444	62,674	14116%
Interest expense	(382,357)	(395,778)	(406,031)	23,674	-6%
Gain from insurance recoveries on inventory	1,937,819	2,005,836	-	1,937,819	100%
Impairment on inventory due to natural disaster	(2,133,385)	(2,208,267)	-	(2,133,385)	-100%
Foreign exchange gain (loss)	4,516	4,675	(82,881)	87,397	-105%
	(510,289)	(528,201)	(488,468)	(21,821)	4%

Net Loss Before Income Tax	(4,481,601)	(4,638,906)	(3,130,635)	(1,350,966)	43%
Income tax expense - current	-	-	(93,022)	93,022	-100%
Income tax expense - deferred	(1,144,601)	(1,184,776)	(1,023,826)	(120,775)	12%
Net Loss	(3,337,000)	(3,454,130)	(2,013,788)	(1,323,212)	66%

Comparison of Years Ended December 31, 2024 and 2023

Revenues

Total revenue for the years ended December 31, 2024 and 2023 decreased 26.7% to €9,638,012 (approximately US$9,976,307), and €13,140,771, respectively. The decline in revenues was primarily attributable to the business change adaptation process, where the Company has redirected its focus on bringing to market its new value-added products, such as its new line of all-in-one SUNBOX solutions and the development of the supporting AI-powered software platform. It is also very important to note that due to the flash flooding in Valencia on October 29, 2024, which claimed more than 200 lives, approximately 70% of our legacy products stored in the Company’s Valencia warehousing facility was compromised.

Revenue from Batteries decreased by €3,499,946, or 53.2%, to €3,078,584 (approximately US$3,186,642) for the year ended December 31, 2024 from €6,578,530 for the year ended December 31, 2023 due to several factors. Namely, the key factor that contributed to the decline in battery sales was our shift in focus on sales of our flagship SUNBOX products for residential and commercial and industrial solar installations, away from the sale of storage components, such as individual batteries and inverters.

Revenue from Batteries accounted for 31.9% of our total revenue for the year ended December 31, 2024, as compared to 50.1% for the year ended December 31, 2023. We have been selling our batteries since September 2013.

Revenue from Inverters decreased by €1,316,704, or 42.0%, to €1,817,121 (approximately US$1,880,902) for the year ended December 31, 2024 from €3,133,825 for the year ended December 31, 2023. The decline in invertor sales was primarily due to the reduction in demand in Spain caused by a series of external factors explained above. These are essential products for domestic photovoltaic installations. Revenue from Inverters accounted for 18.9% of our total revenue for the year ended December 31, 2024, as compared to 23.9% for the year ended December 31, 2023. We have been selling inverters since September 2013.

Revenue from E-Mobility declined 100%, to €0 (approximately US$0) for the year ended December 31, 2024 from €1,139,828 for the year ended December 31, 2023. This decrease was primarily due to Turbo Energy discovering a niche in the market in 2023 for smart charging installations, which the Company elected not to pursue in 2024 in order to concentrate its resources on sales and marketing of its line of SUNBOX all-in-one systems designed for residential, commercial and industrial and utility-scale solar installations. Revenue from E-Mobility accounted for 0% of our total revenue for the year ended December 31, 2024, as compared to 8.7% for the year ended December 31, 2023. We offered our E-Mobility solution beginning in September 2023 and ceased offering it by the end of that year.

Revenue from PV Modules increased by €129,908, or 20.5%, to €763,306 (approximately US$790,098) for the year ended December 31, 2024 from €633,398 for the year ended December 31, 2023. The increase was primarily due to PV modules no longer being an area of sales focus for our Company; rather they are merely offered as a means to cross-sell other products. Revenue from PV Modules accounted for 7.9% of our total revenue for the year ended December 31, 2024, as compared to 4.8% for the year ended December 31, 2023. We have been selling PV modules since September 2013.

Total sales of our SUNBOX all-in-one systems increased by €2,651,261, or 330%, to €3,455,505 (approximately US$3,576,795) for the year ended December 31, 2024, from €804,244 for the year ended December 31, 2022. The notable increase was primarily due to our success in achieving deeper market penetration for the SUNBOX Home system in Spain and other European countries combined with the market introduction of the SUNBOX Industry system in 2024. Sales of SUNBOX Home for residential solar installations rose €1,051,257, or 130.7%, to €1,855,501 (approximately US$1,920,629) for the year ended December 31, 2024 – up from €804,244 in the prior year. Sales of SUNBOX Industry, designed for commercial and industrial applications, totaled €1,600,004 (approximately US$1,656,164) for the 12 months ended December 31, 2024, which compared to €0 sales in 2023.

SUNBOX Home sales accounted for 19.3% of our total revenue for the year ended December 31, 2024, as compared to 6.1% for the year ended December 31, 2023; and sales of SUNBOX Industry represented 17.0% of total revenues in 2024 compared to 0% in 2023. We first introduced the first generation of SUNBOX Home to market in 2021, and sales of SUNBOX Industry commenced in 2024.

Revenue from the sale of structures, accessories, electronics, customer services, spare parts and other ancillary products declined €246,498, or 45.6%, to €293,955 (approximately US$304,170) from €540,353 for the years ended December 31, 2024 and 2023, respectively; and accounted for 3.1% of total revenues for the year ended December 31, 2024 and 4.1% of total revenues in the previous year.

For the years ended December 31, 2024 and 2023, other operating income rose 497% to €221,393 (approximately US$244,905) from €37,092, respectively. The sharp increase was due mainly to ancillary customer services provided to customers beyond what is covered by the Company’s product warranties, and for which it charges its customers.

Cost of revenue

Our cost of revenue includes purchase of finished goods, purchase of raw materials, outsourcing services and inventory adjustment. Our cost of revenue decreased by €2,963,220, or 24.6%, to €9,080,343 (approximately US$9,399,063) for the year ended December 31, 2024 from €12,043,563 for the year ended December 31, 2023. The decrease was largely attributed to lower revenues in 2024 coupled with the Company’s decision to end stocking of legacy product inventory that we have been carrying since the end of 2022. Due to a pronounced drop in legacy product prices caused by the decline in demand in the sector – with particular emphasis in Spain, as of June 2024, we are no longer stocking legacy products.

Selling and administrative expenses

Our selling and administrative expenses consist primarily of professional fees, shipping and handling, warehouse handling, marketing and advertising, leases and royalties, and amortization of right-of-use assets. Our selling and administrative expenses increased by €458,136, or 18.0%, to €2,997,990 (approximately US$3,103,219) for the year ended December 31, 2024, from €2,539,854 for the year ended December 31, 2023. The increase was primarily due to higher legal and accounting expenses associated with becoming a public company in September 2023, as well as increased expenses associated with research and development and accounting for non-cash stock-based compensation and higher bad debt expense in 2024.

Salaries and benefits

Expenses associated with salaries and benefits increased by €276,924, or 24.8%, to €1,392,051 (approximately US$1,440,912) for the year ended December 31, 2024 from €1,115,127 for the year ended December 31, 2023. The increase was due largely to executing our workforce expansion plan designed to support and elevate our ongoing research and development efforts, sales and marketing activities and global expansion initiatives.

Bad debt expense

Bad debt expense increased by €54,547, or 64.6%, to €138,941 (approximately US$143,818) for the year ended December 31, 2024, from €84,394 for the year ended December 31, 2023. The increase was primarily attributable to the principle of accounting prudence, provisioning for the balance owed by a large customer with whom we are currently in a legal dispute.

Interest income

Interest income rose €62,674, or 14,116%, to €63,118 (approximately US$65,333) for the year ended December 31, 2024, compared to €444 for the year ended December 31, 2023. The significant increase was primarily due to the interest generated from our investment products, through medium-term deposits with banks

Interest expense

Our interest expense declined by €23,674, or 5.8%, to €382,357 (approximately US$395,778) for the year ended December 31, 2024, from €406,031 for the year ended December 31, 2023.

Foreign exchange gain (loss)

Due to fluctuation in the Euro/US Dollar exchange rates, our foreign exchange gain (loss) improved €87,397, or 105.4%, rising to €4,516 (approximately US$4,675) for the year ended December 31, 2024 from €(82,881) for the year ended December 31, 2023.

Income tax expense

We recorded income tax (recovery) expenses – current of €0 (approximately US$0) for the year ended December 31, 2024, as compared to €(93,022) for the year ended December 31, 2023, a 100% decrease. Income tax (recovery) expense – deferred for the years ended December 31, 2024 and 2023 totaled €(1,144,601) (approximately US$1,184,776) and €(1,023,826), respectively, representing a €120,775, or 11.8%, increase, on a year-over-year basis.

Taxation

Corporate income tax

Corporate income tax reflects the amounts we estimate for taxes based upon income before taxes as calculated in accordance with applicable tax regulations. The statutory corporate income tax rate in Spain is currently 25%. We calculate our effective tax rate under IFRS as our corporate income tax over our income (loss) before tax.

Net loss

Our net loss for the years ended December 31, 2024 and 2023 was €3,337,000 (approximately US$3,454,130) and €2,013,788, respectively. The €1,323,212, or 65.7%, increase in net loss was attributed to all the aforementioned reasons.

B. Liquidity and Capital Resources

As of December 31, 2024 and 2023, we had cash on hand of €2,384,625 (approximately US$2,468,325), and €620,531, respectively. To date, we have financed our operations primarily through capital contributions from our parent company and part of our net proceeds of the initial public offering we completed in September 2023. We expect to finance our operations and working capital needs in the near future from cash generated through operations.

We believe that our current levels of cash and cash flows from operations will be sufficient to meet our anticipated cash needs for our operations and expansion plans for at least the next 12 months. We may, however, in the future require additional cash resources due to changing business conditions, implementation of our business expansion strategies, or other investments or acquisitions we may elect to pursue. If our own financial resources are insufficient to satisfy our capital requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

The following table summarizes the key cash flow components from our consolidated statements of cash flows for the periods indicated.

	Year Ended December 31,
	2024		2023	Changes
	€	$	€	€	%
Cash Flows provided by (used in) operating activities	986,949	1,103,212	182,845	804,104	439.8
Cash Flows provided by (used in) investing activities	938,455	1,049,006	(2,588,759)	3,527,214	(136.3)
Cash Flows provided by (used in) financing activities	(161,310)	(180,312)	2,523,860	(2,685,170)	(106.4)
Net change in cash during period	1,764,094	1,971,906	117,946	1,646,148	1395.7

Operating Activities

Net cash provided by our operating activities was €986,949 (approximately US$1,103,212) for the year ended December 31, 2024, as compared to net cash provided by operating activities of €182,845 for the prior year. The improvement in our net cash provided by operating activities was largely driven by a gain of €1,937,819 from insurance recoveries on inventory lost in the October 2024 flash flood that affected Valencia, Spain, offset by the impairment on inventory due to the flooding event of €2,133,385, as well as higher stock-based compensation and higher bad debt expense. In addition, net cash provided by our operating activities was positively impacted in 2024 by reductions in expenses associated with inventory, funds due from related parties, prepaid expenses, accounts payable and accrued liabilities and income tax payable.

Investing Activities

Net cash provided by (used in) investing activities totaled €938,455 (approximately US$1,049,066) for the year ended December 31, 2024, as compared to net cash used by investing activities of €(2,588,759) for the year ended December 31, 2023. The increase in net cash provided by investing activities was due largely to short-term investments offset by higher purchases of intangible assets.

Financing Activities

Net cash provided by (used in) our financing activities was €(161,310) (approximately US$(180,312)) for the year ended December 31, 2024, as compared to net cash provided by financing activities of €2,523,860 for the year ended December 31, 2023. The decline in net cash provided by (used in) our financing activities was attributable to repayment of bank loans and to related parties, offset by increased cash available under our lines of credit and proceeds received from our Enerfip bond offering to European investors.

C. Research and Development, Patents and Licenses

We incurred €924,745 (approximately US$957,204) and €516,686 research and development expense during the years ended December 31, 2024 and 2023 mainly due to higher costs associated with development of new product lines at hardware level, and expansion of our IT department, which carries out software developments for our new Turbo Energy App and database management solutions.

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

For a summary of all of our significant accounting policies, see Note 2 to our audited consolidated financial statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024 and 2023 included elsewhere in this annual report.

Valuation of Inventory

Management makes estimates of future customer demand for products when establishing appropriate provisions for inventory obsolescence. In making these estimates, management considers the shelf-life of inventory and profitability of recent sales.

Revenue Recognition

The Company designs, develops and distributes equipment for the generation, management and storage of photovoltaic energy. Our energy storage products are managed, from the cloud and through the inverter of the installation, by an advanced software system which is optimized by artificial intelligence (“AI”). The key advantage is that our products, compared to conventional battery storage systems, reduce electricity bill and protect the installation from power outages.

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

Income Tax Expense

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

Liquidity

The Company incurred a net loss of €3,337,000 (approximately US$3,454,130) during the year ended December 31, 2024.

The Company successfully completed its IPO on the Nasdaq in September 2023, whereby it raised €3.8 million net of expenses related to the process. We still have a large portion of those funds on hand as of the day of this report. In addition, the Company posted positive working capital during the period ended December 31, 2024.

The Company finds itself in a sector where many industry research studies and forecasts have projected large exponential growth in the coming years. Turbo Energy is a consolidated company with more than 10 years of proven experience. In the past three years, we have been making significant investments in research and development to help ensure that we are well positioned to present the markets we serve with highly differentiated value propositions when compared to other companies operating in the solar energy storage sector. To that end, our R&D investments have yielded the commercialization of proprietary, patented and patent pending hardware offerings, which include our line of all-in-one SUNBOX solar energy storage solutions designed for residential, commercial and industrial and utility-scale applications. In addition, we have pioneered leading edge software solutions, which incorporate our advanced AI-powered capabilities for energy management and optimization.

The Company’s existing cash resources are expected to provide sufficient funds to operate its business and support our global expansion plan for more than the next 12 months. In addition, our parent company, Umbrella Global Energy, has expressed its full support of Turbo Energy and is capable of providing resources to the Company in the event they are needed.

G. Safe Harbor

See “Introductory Notes—Forward-Looking Information.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information regarding our current directors and executive officers.

NAME	AGE	POSITION
Enrique Selva Bellvis	48	Chairman of the Board
Mariano Soria	49	Chief Executive Officer, General Manager and Director
Alejandro Moragues Navarro	30	Chief Financial Officer; Chief Accounting Officer
Manuel Cercos	41	Chief Commercial Officer
Ruben Sousa	50	Chief Technology Officer
Pablo de la Cuadra	56	Chief Product Officer
Miguel Valldecabres	44	Director
Emilio Cañavate	39	Director
Julian Groves	42	Director
Daniel Green	57	Independent Director; Chair of Compensation Committee
Monika Mikac	37	Independent Director; Chair of Audit Committee
Héctor Dominguis	48	Independent Director; Chair of Nominating and Corporate Governance Committee

Mr. Enrique Selva Bellvís, Chairman of the Board

Mr. Bellvís is the Chairman and founder of the Umbrella Group and majority shareholder of Umbrella Global Energy, S.A. He has been dedicated to the photovoltaic solar energy sector since 2003, both in Spain and Chile, where he has played a key role in the development and growth of the Umbrella Group. In addition to his work at Umbrella, Enrique serves as Vice-President of the Valencian Association of Energy Sector Companies. Before his career in the solar energy sector, Mr. Bellvis as the founder and CEO of Innova Ingenieros Consultores from 2000 to 2003.

Mr. Bellvis holds a degree in Industrial Engineering with a specialization in energy from the Polytechnic University of Valencia, which he earned in 2000. He also completed the Management Development Programme at the IESE Business School in 2006.

Mr. Mariano Soria, Chief Executive Officer

Mr. Soria has served as the Chief Innovation Officer for the Umbrella Group since March 2021. He has been Turbo Energy’s General Manager since October 2022 and was appointed to serve as the Company’s Chief Executive Officer in December 2023.

From November 2012 to March 2021, Mr. Soria was Chief Executive Officer of Punt Mobles XXI S.L., having initially participated in the successful rescue of this iconic Spanish furniture company, after a bankruptcy process, from the Board of Directors of a venture capital firm (V.I. II, Sociedad de Capital Riesgo). He currently serves on Punt Mobles’s Board of Directors and as a shareholder of the company. Before joining Punt Mobles, Mr. Soria was the General Manager of REJMAR SA, a land development company, from February 2003 to November 2012, where he was responsible for the development of residential and industrial properties.

Mr. Soria received his degree in Industrial Engineering and Industrial Organization, both from the Polytechnic University of Valencia, and his Master’s in Business Administration from the European University of Madrid.

Mr. Alejandro Moragues, Chief Financial Officer

Mr. Moragues has served as our CFO since May 2023. He originally joined the Umbrella Group as the Financial Controller of Turbo Energy in October 2022. Before joining Umbrella, he held the position of Senior Corporate Auditor for U.S.-based Euronet Worldwide, Inc. from 2020 to 2022 and as an external auditor at PricewaterhouseCoopers, also known as PwC, from 2017 to 2020. He earned a Bachelor’s Degree in Business Administration and Management from the Polytechnic University of Valencia, which he obtained in 2017.

Mr. Manuel Cercos, Chief Commercial Officer

Mr. Cercos has served as CCO since March 2015. Since 2014, he has also worked as Business Development Director of Turbo Energy. Prior to joining the Company, Mr. Cercos gained valuable experience in sales and business development through his previous positions at Técnicas Aplicadas en Baterías S.L., where he served as Sales Director from 2013 to 2014 and Sales Manager from 2008 to 2012. Previously, he worked as a Sales Technician at DAISA from 2002 to 2007.

Mr. Rubén Sousa, Chief Technology Officer

Mr. Sousa has served as our Chief Technology Officer since September 2022. Mr. Sousa has extensive knowledge in the field of information technology and more than 30 years of experience in development team leadership, software architecture and advanced technology product development. Throughout his career, Mr. Sousa has been chief information officer and chief technology officer of several companies, including Construcciones y Estudios, S.A. and Plásticos Mondragón S.A.U.; and since 2007, he has continually acted as the CEO of Innovatrium, S.A.U., an IT consulting and digitalization services company.

Mr. Sousa holds a Technical Specialist Degree in Computer Management. He is certified as Scrum Master, Agile Foundation, Kanban and Product Owner from Scrum Manager. He studied Business Administration and Management at the Luis Vives Business School and the CEEI. He was awarded the Bancaja Prize of the Year 2007.

Mr. Pablo de la Cuadra, Chief Product Officer

Mr. Cuadra has been our CPO since October 2018. He is tasked with overseeing the development and introduction of new products to our offerings which are in line with the Company’s roadmap. Prior to joining Turbo Energy, Mr. Cuadra worked as an independent consultant, providing advice to companies in the cleantech industry. He also served as the Technical Director of the Mediterranean Consortium for Energy, Environment and Sustainability and as the Technical Director at 3S Soluciones y Sistemas Solares S.L. (“3S”), a solar energy company specializing in both thermal and photovoltaic systems. At 3S, Mr. Cuadra was also responsible for leading the Engineering and Projects departments and played a key role in the development of the company’s OEM brand of solar thermal products, working closely with strategic suppliers.

Mr. Cuadra holds a degree in Telecommunications Engineering from the UPC (Barcelona Tech University) and an Executive Master’s degree in Management and Business Administration from the Polytechnic University of Valencia, where he completed 900 hours of coursework.

Miguel Valldecabres, Director

Mr. Valldecabres has served as a Director on our Board since February 2023. Mr. Valldecabres’ interest in motor racing and enthusiasm for e-mobility began at a very young age. After earning a degree in Economics and receiving an MsC from the University of Southampton (U.K.), he got involved with Campos Racing as CFO, where he acquired the knowledge about motorsports. He spent the next five years at PwC in Spain and the United Kingdom working as a Senior Auditor, where he gained the business knowledge to launch his first entrepreneurial venture in the food industry – Chic-Kles, which he grew from start-up to over €25 million in annual sales and employing 180 people.

From December 2017 through October 2020, Mr. Valldecabres was the QEV Technologies, an engineering company he founded to specialize in the field of electro-mobility, focusing on design, construction and homologation of electric vehicles, the potential use of electric vehicles in the motor racing world, as well as the installation, control and maintenance of electric charging infrastructure. From October 2020 through present, Mr. Valldecabres has served as the CEO for Ev Dynamics, a Hong Kong-listed company and pioneer in the manufacture of electric buses and vans.

Emilio Cañavate, Director

Mr. Cañavate has been our Director since September 2023. Mr. Cañavate joined the Umbrella Group as its Chief Financial Officer in 2017. Prior to Umbrella, he held the position of CFO in the agro-industrial sector from 2010 to 2017. He holds a Bachelor’s Degree in Business Administration and Management from the University of Valencia, which he earned in 2007, and a Master’s degree in Finance, Institutions and Markets from CUNEF, which he earned in 2009. Additionally, he completed an Executive MBA from EDEM Valencia in 2019.

Julian Groves, Director

Mr. Groves has been our Director since January 2025. He brings Turbo Energy extensive experience in commercial strategy, geographic market expansion, worldwide product distribution and logistics, capital formation, private equity investments and corporate governance, as well as nearly three decades of experience leading business-to-business, direct-to-consumer, retail, wholesale and ecommerce initiatives for numerous iconic global brands in both the public and private sectors.   From February 2019 through February 2025 when the company completed a $318 million business combination with a Greece-based maritime services company, Mr. Groves was Chief Operating Officer and an executive member of the board of MGO Global, Inc., a Nasdaq-listed company engaged in global commercialization of digitally-native lifestyle brands that included both legendary soccer icon Leo Messi’s apparel brand, Messi Brand, and Stand Flagpoles. Prior to MGO, he served in senior leadership roles for a number of global lifestyle brand companies, including EC2M Holdings, J Brand Europe, True Religion, GUESS Europe, Burberry, Groupe Zannier International and Kenzo Parfums.

Daniel Green, Director

Mr. Green has been our Director since September 2023. An English businessman since 1994, he is a successful serial entrepreneur, known for conceiving and scaling profitable businesses. Early in his career, he founded the breakthrough retail concept YouMe TV, which sold to BSkyB. Mr. Green’s vision and customer focus has been credited for driving his team’s success with HomeSun’s residential solar programme and then FlowGem, an IoT water leak detector sold to Centrica as part of the Hive proposition. Mr. Green is also a Crown Representative, working through the Cabinet Office to advise the UK Government. Mr. Green has served as Chief Executive Officer of Electron Green since July 2022 and as Chief Executive Officer of HomeSun Ltd. since April 2010.

Mónika Mikac, Director

Ms. Mikac has been our Director since September 2023. A dynamic serial entrepreneur with over a decade of experience in raising capital and securing significant investments for startups in the electric vehicle (EV) sector, she currently serves as the CEO of NAD Capital, an investment fund dedicated to advancing the full spectrum of electric mobility. Previously, she held the position of Board Member and Chief Business Officer (CBO) at QEV Technologies, where she played a pivotal role in securing a €17 million funding round with the European Investment Bank. Recognized as one of the European Automotive Rising Stars, Ms. Mikac began her automotive career as the Chief Operating Officer (COO) at Rimac Automobili, where she contributed to the Company's remarkable growth from one to 350 employees. As one of the first five employees, she managed a diverse range of responsibilities, including public relations, marketing, finance and administration, and was instrumental in raising over €50 million in funding.

Following her success at Rimac, Ms. Mikac dedicated herself to mentoring and aiding other companies in their development and growth journeys. She holds a University degree in Political Science and is a certified Project Manager. Additionally, she completed the Venture Capital Executive Program at Berkeley ExecEd in the USA. Ms. Mikac is also an active angel investor and serves as a Board Advisor for three innovative companies: Oilstainlabs, Hubigg, and Splx.AI.

Mr. Hector Dominguis, Director

Mr. Dominguis has been our Director since September 2023. He has served as the Chief Executive Officer of GD Energy Services (GDES) since May 2012 and Chairman of the Board in 2024. Between 2021 and 2023, Mr. Dominguis was the president of the Spanish Nuclear Society (SNE) and is currently a member of the Steering Committee Member of Valencian Association of Entrepreneur, Vice President of LAB Mediterraneo Foundation, and an independent board member of Umbrella Global Energy, S.A.

Mr. Dominguis received a Materials Engineering degree from Imperial College, London with an MSc in Management from Surrey University. In addition, he earned a Master’s degree in Business Administration from ESADE and was part of the Management Development Programme (PDD) at IESE. Prior to GD Energy Services (GDES), Héctor worked as an Assistant to the Commercial Management at Plexi, SA (Röhm Group) and as a Consultant in Estrategia y Dirección, SL. In 2010, he won the Valencian Community Innovator of the Year award bestowed by the newspaper El Mundo and the Valencian community and the Murcia Region Business Executive of the Year Award from Ernst & Young.

B. Compensation

Executive Compensation

For the fiscal year ended December 31, 2024, the aggregate cash compensation and benefits that we paid to our officers was approximately €333,177 (approximately $344,872). We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive and non-executive directors and officers.

Director Compensation

For the fiscal year ended December 31, 2024, the aggregate cash compensation and benefits that we paid to our executive directors was approximately 90,527 (approximately $93,705) and we paid €110,580 (approximately $114,460) to our non-executive directors.

We did not pay any other compensation to our directors. Except as indicated below and in Section E. Share Ownership relating to the shares issued to our directors and executive officers under our 2023 Equity Incentive Plan, none of our directors or executive officers received any equity awards, including options, restricted shares or other equity incentives in the year ended December 31, 2024. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our non-employee directors.

The following table sets forth certain information regarding compensation paid to our directors and senior management for the full fiscal year ended December 31, 2024.

Name	Officers and Directors	Compensation Received in 2024 (€)	Entitlement under Stock Option Plan	Other Entitlement
Enrique Selva Bellvis	Chairman of the Board	-
Mariano Soria	Chief Executive Officer, General Manager and Director	90,527
Alejandro Moragues Navarro	Chief Financial Officer; Chief Accounting Officer	56,735
Manuel Cercos	Chief Commercial Officer	59,958
Ruben Sousa	Chief Technology Officer	117,227
Marcos Correal Cagio*	Former Chief Operating Officer	22,685
Pablo de la Cuadra	Chief Product Officer	76,572
Miguel Valldecabres	Director	-
Emilio Cañavate	Director	-
Julian Groves	Director	-
Daniel Green	Independent Director; Chair of Compensation Committee	36,860
Monika Mikac	Independent Director; Chair of Audit Committee	36,860
Héctor Dominguis	Independent Director; Chair of Nominating and Corporate Governance Committee	36,860

*	Marcos Correal Cagio served as our Chief Operating Officer from January 2024 through June 2024.

2023 Equity Incentive Plan

On August 23, 2023, the Board of Directors (the “Board”) of our Company approved the Turbo Energy, S.A. 2023 Equity Incentive Plan (the “Plan”). The Plan originally provided for an aggregate of 1,900,000 Ordinary Shares, in the form of incentive share options, non-qualified share options, restricted shares, restricted share units, share appreciation rights, performance share awards and performance compensation awards to employees, directors, and consultants of the Company or any affiliates of the Company. However, on December 18, 2024 at a Special General Meeting of Shareholders, our shareholders approved an amendment to the Plan to increase the total number of Ordinary Shares available for grant under the Plan to 5,500,000. In addition, our shareholders approved the provision to automatically increase the number of Ordinary Shares available for grant under the Pla to the lesser of i) ten percent of the total number of Ordinary Shares issued and outstanding on December 31 of the calendar year immediately preceding the date of such increase and ii) a number of Ordinary Shares determined by the Board. The automatic increase will commence on January 1, 2026 and continue until January 1, 2033.

The purposes of the Plan are to (a) promote the long-term growth and profitability of the Company and any affiliate by attracting and retaining the types of employees, consultants and directors who will contribute to the Company’s long-term success; (b) provide incentives that align the interests of employees, consultants and directors with those of the shareholders of the Company; and (c) promote the success of the Company’s business.

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

 Share Options:

 General. Subject to the provisions of the Plan, the Committee has the authority to determine all grants of share options in accordance with the Company’s Stock Option Grant Policy. That determination will include: (i) the number of shares subject to any option; (ii) the exercise price per share; (iii) the expiration date of the option; (iv) the manner, time and date of permitted grant and exercise; (v) other restrictions, if any, on the option or the shares underlying the option; and (vi) any other terms and conditions as the Committee may determine. No fractional Ordinary Shares shall be issued or delivered pursuant to the Plan.

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

 Expiration of Options. If not previously exercised, an option will expire on the expiration date established by the Committee at the time of grant. The term of a non-qualified share option granted under the Plan shall be determined by the Committee; provided, however, no non-qualified share option shall be exercisable after the expiration of 10 years from the grant date.

Vesting Schedule. Awards shall vest as determined by the Committee.

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

 As of the date of this report, a total of 1,780,330 Restricted Share Units (as defined in the Plan), which can be converted into 356,067 American Depositary Shares of the Company, representing 1,780,330 Ordinary Shares of the Company, were granted to certain officers, directors and employees of the Company. On April 5, 2024, both the Compensation Committee and the Board approved the grant of such Restricted Share Units.

C. Board Practices

Board Composition and Committees

The Nasdaq Marketplace Rules generally require that a majority of an issuer’s Board of Directors must consist of independent directors. Our Board consists of eight (8) directors, three of whom are independent directors. Each director will serve for a one-year term until the election and qualification of successor directors at the annual meeting of shareholders, or until the director’s earlier resignation or removal.

A director is not required to hold any shares in our Company to qualify to serve as a director. Our Board may exercise all the powers of our Company to raise or borrow money, and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds or other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third-party.

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

If we cease to be a controlled company, we will be required to comply with Nasdaq’s corporate governance requirements applicable to listed companies generally, subject to a phase-in period during the first year after we cease to be a controlled company. See “Risk Factors—We qualify as a “controlled company” under Nasdaq corporate governance rules and we may be exempt from certain corporate governance requirements that could adversely affect our public shareholders” for additional information. Even though we expect to be a controlled company for purposes of the Listing Rules, we will have to comply with the requirements of those rules relating to the membership, qualifications and operations of the audit committee of the Board of Directors, including the requirement that the audit committee be composed of at least three directors who meet the independence requirements under the rules for membership on that committee.

Board Committees

We established an audit committee, a compensation committee and a nominating and corporate governance committee of our Board of Directors. We have adopted the audit committee charter, compensation committee charter and nominating and corporate governance committee charter. Each committee’s members and functions are described below.

 Audit Committee

Our audit committee consists of three directors, namely, Monika Mikac, Daniel Green and Héctor Dominguis, each of whom satisfies the “independence” requirements of Rule 10A-3 under the Exchange Act and Section 5605 of the Nasdaq Marketplace Rules. Monika Mikac serves as the chairperson of our audit committee. The Board has also determined that her experience in accounting and financial matters qualifies her as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our Company. The audit committee is responsible for, among other things:

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

 Compensation Committee

Our compensation committee consists of two directors, namely, Daniel Green and Emilio Cañavate. Daniel Green satisfies the “independence” requirements of Rule 10A-3 under the Exchange Act and Section 5605 of the Nasdaq Marketplace Rules. Because we are a “controlled company” under the corporate governance rules of the Nasdaq Capital Market, our compensation committee is not required to be fully independent, although if such rules change in the future or we no longer meet the definition of a controlled company under the current rules, we will adjust the composition of the compensation committee accordingly in order to comply with such rules. Daniel Green is the chairperson of our compensation committee. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

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

 Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of two directors, namely, Héctor Dominguis and Miguel Valldecabres. Héctor Dominguis satisfies the “independence” requirements of Rule 10A-3 under the Exchange Act and Section 5605 of the Nasdaq Marketplace Rules. Because we are a “controlled company” under the corporate governance rules of the Nasdaq Capital Market, our nominating and corporate governance committee is not required to be fully independent, although if such rules change in the future or we no longer meet the definition of a controlled company under the current rules, we will adjust the composition of the nominating and corporate governance committee accordingly in order to comply with such rules. Héctor Dominguis is the chairperson of our nominating and corporate governance committee. The nominating and corporate governance committee assists the Board of Directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

●

advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Board Operations

Our Board and Committee Meetings Held in 2024

During the year ended December 31, 2024, our Board of Directors held a total of six meetings, the Audit Committee held a total of three meetings, the Compensation Committee held one meeting and the Nominating and Corporate Governance Committee held a total of one meeting.

The Board oversees a company-wide approach to risk management. The Board assists management to determine the appropriate risk level for the Company generally and to assess the specific risks faced by the Company and reviews the steps taken by management to manage those risks. While the Board has ultimate oversight responsibility for the risk management process, its committees will oversee risk in certain specified areas.

Specifically, the Compensation Committee is responsible for overseeing the management of risks relating to the Company’s executive compensation plans and arrangements, and the incentives created by the compensation awards it administers. The Audit Committee oversees management of enterprise risks and financial risks, as well as potential conflicts of interests. The Board is responsible for overseeing the management of risks associated with the independence of the Board.

Our senior management team is responsible for day-to-day risk management and regularly reports on risks to our full Board or a relevant committee. Our legal, finance and regulatory areas serve as the primary monitoring and evaluation function for company-wide policies and procedures and manage the day-to-day oversight of the risk management strategy for our business. This oversight includes identifying, evaluating, and addressing potential risks that may exist at the enterprise, strategic, financial, operational, compliance and reporting levels.

We believe the division of risk management responsibilities described above is an effective approach for identifying and addressing the risks facing our Company, and that the leadership structure of our Board is effective in implementing this approach.

ESG and Corporate Responsibility

We continue to build a sustainable, environmentally conscious business while fulfilling our oversight of environmental, social and governance (“ESG”) risks and our approach, commitment and measurable progress relating to climate change, human capital management, sustainability and other significant ESG matters. We are dedicated to our sustainability efforts both internally and externally.

ESG matters significantly impact our business and operations and present evolving risks and challenges. Environmental impacts, including climate change specifically, create short and long-term financial risks to our business globally. Climate-related changes can increase the frequency and severity of significant weather events and natural disasters. While we maintain insurance coverage to cover certain risks of losses for damage or destruction to facilities and property and for interruption of our business, such insurance may not cover specific losses and the amount of our insurance coverage may not be adequate to cover all of our losses. As a result, our future operating results could be materially and adversely affected, including if our losses are not adequately or timely covered by our insurance.

Increased attention on ESG matters, including from our customers, stockholders and other stakeholders, may lead to us expending more resources to address these issues. Legislative and regulatory efforts to combat climate change and address ESG issues may prove costly and burdensome for us to comply with and will likely continue to impact us, our customers and our suppliers.

Other Compensation-Related Policies

Clawback Policy

The Board of Directors of the Company believes that it is in the best interests of the Company and its stockholders to create and maintain a culture that emphasizes integrity and accountability and that reinforces the Company’s pay-for-performance compensation philosophy. The Board has therefore adopted a Clawback Policy providing for the recovery of certain executive compensation received in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under the federal securities laws (the “Policy”). This Policy is designed to comply with Section 10D-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the rules and amendments adopted by the Securities and Exchange Commission (the “SEC”) to implement the aforementioned legislation, and the listing standards of the national securities exchange on which the Company’s securities are listed.

For purposes of this Policy, “Incentive Compensation” means any of the following; provided that, such compensation is granted, earned, or vested based wholly or in part on the attainment of a financial reporting measure:

Financial reporting measures may include, among other things, any of the following:

●	Company stock price.

●	Total stockholder return.

●	Revenues.

●	Net income.

●	Earnings before interest, taxes, depreciation, and amortization (EBITDA).

●	Funds from operations.

●	Liquidity measures such as working capital or operating cash flow.

●	Return measures such as return on invested capital or return on assets.

●	Earnings measures such as earnings per share.

This Policy applies to the Company’s current and former executive officers, as determined by the Board in accordance with Section 10D-1 of the Exchange Act and the listing standards of the national securities exchange on which the Company’s securities are listed (“Covered Executives”). This Policy shall be effective as of the date it is adopted by the Board (the “Effective Date”) and shall apply to Incentive Compensation that is approved, awarded or granted to Covered Executives on or after that date.

For the purposes of this Policy, Incentive Compensation is deemed received in the Company’s fiscal period during which the financial reporting measure specified in the Incentive Compensation is attained, even if the payment or grant of the Incentive Compensation occurs after the end of that period. Further, the date on which the Company is required to prepare an accounting restatement is the earlier of: (i) the date the Board concludes that the Company is required to prepare a restatement to correct a material error, and (ii) the date a court, regulator, or other legally authorized body directs the Company to restate its previously issued financial statements to correct a material error.

Stock Option Grant Policy and Procedures

Turbo Energy is committed to ensuring that stock option awards granted pursuant to our 2023 Equity Incentive Plan (the “Plan”) are granted in a manner that is fair, transparent and compliant with securities laws. With that aim, the Board of Directors effected the Company’s Option Grant Policy (the “OG Policy”) on April 15, 2025 providing for awards of stock options to be appropriately timed to prevent the appearance of impropriety and to avoid granting options while in possession in Material Non-Public Information (“MNPI”). The OG Policy framework is designed to help ensure that Turbo Energy responsibly manages the timing of stock option awards in relation to MNPI, fostering a culture of compliance and transparency. By adhering to these procedures, the Company protects its reputation, aligns with regulatory requirements and upholds the interests of our stockholders.

The Company shall conduct regular assessments of potential MNPI through quarterly reviews conducted by the Chief Financial Officer. In addition, employees of the Company will be subject to Regulation FD training as part of their formal onboarding process, which includes training on identifying MNPI and understanding its implications.

In addition, the Chief Financial Officer will implement blackout periods in collaboration with the Chief Executive Officer and Board of Directors during which no option awards can be granted. These blackout periods will generally cover the following:

●	Two weeks before the end of each fiscal quarter until the public earnings announcement; and

●	Any time the Company possesses MNPI, which may include pending mergers, acquisitions or significant financial results.

Option awards shall be granted by the Board on pre-established dates that occur outside of blackout periods. These dates must be documented and communicated in advance to relevant stakeholders; and all option grants must be approved by the Compensation Committee and documented in the minutes of the meeting.

Once option awards are granted, the Company will disclose these awards in compliance with SEC regulations, namely within the Company’s Annual Report on 20-F, proxy statement and/or on a Current Report on Form 6-K.

The Chief Financial Officer will monitor compliance with the OG Policy, reviewing option grant timing and disclosures regularly to ensure adherence to established procedures. In addition, the Compensation Committee will conduct periodic audits of stock option grants and related disclosures to identify any issues or areas for improvement. These audits will assess whether the procedures are being followed and if the timing of option awards aligns with SharpLink’s policies regarding MNPI. Any suspected violations of the OG Policy must be reported immediately to the Chief Financial Officer, who will be responsible for investigating reported violations and taking appropriate action, which may include disciplinary measures against individuals who fail to comply.

All records related to option grants, approvals and disclosures must be maintained for a minimum of seven years. This includes minutes from the Compensation Committee, assessments of MNPI and any communications regarding option awards. Records will be accessible to relevant stakeholders, including the Board of Directors and external auditors, to ensure transparency and accountability.

Employees will be informed of any updates to the OG Policy and its procedures, ensuring that everyone involved in the option awarding process is aware of their responsibilities and the importance of compliance.

The OG Policy will be reviewed annually by the Chief Financial Officer in conjunction with the Compensation Committee to ensure its effectiveness and relevance. Any amendments to the OG Policy will be made in response to changes in regulations, best practices or company operations and will be communicated to all relevant stakeholders.

The OG Policy is available for viewing on Turbo Energy’s investor relations website found at https://investors.turbo-e.com/governance-documents.

2024 Stock Option Grants

No officers or directors of Turbo Energy were granted stock options under the Equity Plan in 2024.

D. Employees

As of the date of this report, we have 43 workers to carry out commercial, logistical, administrative, purchasing and product development work. The table below sets forth the number of employees by function.  Our parent company, Umbrella Global Energy, provides fiscal, legal and strategic support in exchange for a fee. We also have external consultants who are experts in electrical engineering, computer science and digitization.

Department/Function	Employees
Management	1
Commercial	11
Logistics	3
Administrative	4
Customer Services	5
Product and IT Development	19
TOTALS	43

We acknowledge that our employees are our most valued asset and the driving force behind our success. For this reason, we aspire to be an employer that is known for cultivating a positive and welcoming work environment and one that fosters growth, provides a safe place to work, supports diversity and embraces inclusion. To support these objectives, our human resources programs are designed to develop talent to prepare them for critical roles and leadership positions for the future; reward and support employees through competitive pay, benefit and perquisite programs; enhance our culture through efforts aimed at making the workplace more engaging and inclusive; acquire talent and facilitate internal talent mobility to create a high performing, diverse workforce; engage employees as brand ambassadors of our products and services; and evolve and invest in technology, tools and resources to enable employees at work. None of our employees are represented by a labor union or covered by a collective bargaining agreement.

E. Share Ownership

The following table sets forth information with respect to beneficial ownership of our share capital as of the date of this report by:

●	Each of our directors and named executive officers;

●	All directors and named executive officers as a group; and

●	Each person who is known by us to beneficially own 5% or more of each class of our voting securities.

Directors and Executive Officers:	Number(1)	Percent of Class(2)
Enrique Selva Bellvis, Chairman of the Board(3)	39,231,846	71.22%
Alejandro Moragues Navarro, Chief Financial Officer; Chief Accounting Officer	-	0%
Mariano Soria, Chief Executive Officer; General Manager and Director	-	0%
Manuel Cercos, Chief Commercial Officer(4)	400,686	*
Ruben Sousa, Chief Technology Officer	-	0%
Pablo de la Cuadra, Chief Product Officer	-	0%
Julian Groves, Director	-	0%
Miguel Valldecabres, Director	-	0%
Emilio Cañavate, Director(5)	400,686	*
Daniel Green, Independent Director	-	0%
Monika Mikac, Independent Director	-	0%
Héctor Dominguis, Independent Director	-	0%
All directors and executive officers as a group (12 persons)	40,033,218	72.7%
Other Principal Shareholders:
Umbrella Global Energy, S.A.(6)	50,085,700	90.9%

*	Less than 1%.

(1)	Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as noted below, each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to the ordinary shares. For each beneficial owner above, any options exercisable within 60 days have been included in the denominator.

(2)	Based on 55,085,700 ordinary shares outstanding pursuant to SEC Rule 13d-3(d)(1) as of the date of this annual report.

(3)	Consists of 11,624,891 ordinary shares Mr. Enrique Selva Bellvis owns through his 23.21% ownership of Umbrella Global Energy, 27,441,955 ordinary shares Mr. Bellvis owns through his 54% ownership of Crocodile Investment and 33,000 American Depositary Shares. Mr. Bellvis is the sole administrator of Crocodile Investment, and he owns 100% shares of the company, as such, Mr. Bellvis has the voting and dispositive power of the securities held by Crocodile Investment. Crocodile Investment’s business address is Plaza América, 2, 4B, 46004, Valencia, Spain. Umbrella Global Energy is a public company listed in Spain on BME GROWTH. Mr. Bellvis serves as the Chief Executive Officer at Umbrella Global. Umbrella Global’s business address is Plaza América, 2, 4B, 46004, Valencia, Spain.

(4)	Consists of 400,686 ordinary shares Mr. Manuel Cercos owns through his 0.8% ownership of Umbrella Solar. Mr. Cercos received those shares as compensation for his services during the IPO process Umbrella Solar completed in July 2022. Umbrella Global Energy, S.A is a public company listed on BME GROWTH. Umbrella Global’s business address is Plaza América, 2, 4B, 46004, Valencia, Spain.

(5)	Consists of 400,686 ordinary shares Mr. Emilio Cañavate owns through his 0.8% ownership of Umbrella Solar. Mr. Cañavate received those shares as compensation for his services during the IPO process Umbrella Solar completed in July 2022. Umbrella Global Energy, S.A is a public company listed on BME GROWTH. Mr. Cañavate serves as the Group Chief Financial Officer at Umbrella Global. Umbrella Global’s business address is Plaza América, 2, 4B, 46004, Valencia, Spain.

(6)	Umbrella Global Energy, S.A. is a corporation formed under the laws of the Kingdom of Spain. It is a public company listed on BME GROWTH. Crocodile Investment and Enrique Selva Bellvís are the majority shareholders of the issued and outstanding shares of Umbrella Global. Enrique Selva Bellvis personally owns 23.21% of Umbrella Global, while Crocodile Investment owns 54% of Umbrella Global. Mr. Bellvis is the sole owner of Crocodile Investment, holding 100% of its shares. Umbrella Global’s business address is Plaza América, 2, 4B, 46004, Valencia, Spain.

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

Transactions with Related Parties

Our related party transactions during the fiscal years ended December 31, 2024 and 2023 include sales of products or services made to or purchases of products or services from affiliated group companies that are under common control and to associates of such group companies. These transactions include income accrued from the commercial activities of our Company. The purchases relate to merchandise that we sell in its normal course of commercial operations.

Umbrella Global Energy, as the holding company of the group, assumes all structural costs such as those related to the financial team, executives, human resources, licenses, legal, tax, labor, marketing, and other generic structural costs. A margin of 15% is applied to these costs and the resulting amount is distributed to the four most significant companies in the group based on their estimated revenue in the monthly management fees.

During the years ended December 31, 2024 and 2023, the Company incurred management fees to Umbrella Global Energy, S.A, of €840,000 (approximately $869,484) and €995,435, respectively.

No compensation has been paid to the executives under Crocodile Investment SLU. The Company expects to continue with the same allocation structure in the future.

The Amount due from (to) as of December 31, 2024 are summarized as follows:

Due from related parties:

	Ultimate	Senior	Other group
	partner	partner	companies	Total
Credits pending collection	€-	€-	€16,908	€16,908
Long-term investment	-	-	112,725	112,725
Trade receivables	250	-	116,337	116,587
Total	€250	€-	€245,970	€246,220

Due to related parties:

	Ultimate	Senior	Other group
	partner	partner	companies	Total
Credits pending to pay	€-	€(1,900,000)	€(784)	€(1,900,784)
Credits pending collection	-	164,380	-	164,380
Trade payable	-	(2,196)	(53,445)	(55,641)
Total	€-	€(1,737,816)	€(54,229)	€(1,792,045)

Amount due to and from related parties are unsecured, non-interest bearing and due on demand, except for the loan agreement from Umbrella Global of €3,800,000. This loan was formalized and signed on June 30, 2023 for a period of five years, with a market interest rate of 6.25% per year, payable bi-annually.

During the year ended December 31, 2024, a total amount of €1,900,000 has been paid for interest.

The Amount due from (to) as of December 31, 2023 are summarized as follows:

Due from related parties:

	Ultimate	Senior	Other group
	partner	partner	companies	Total
Credits pending collection	€-	€-	€175,771	€175,771
Long-term investment	-	-	2,550	2,550
Trade receivables	-	-	1,422,952	1,422,952
Total	€-	€-	€1,601,273	€1,601,273

Due to related parties:

	Ultimate	Senior	Other group
	partner	partner	companies	Total
Credits pending to pay	€-	€(3,800,000)	€-	€(3,800,000)
Credits pending collection	-	72,444	(784)	71,660
Trade payable	-	(119,610)	-	(119,610)
Total	€-	€(3,847,166)	€(784)	€(3,847,950)

Amount due to and from related parties are unsecured, non-interest bearing and due on demand.

Transactions with related parties during the year ended December 31, 2024, were summarized as follows:

	Ultimate	Senior	Other group
	partner	partner	companies	Total
Sales	€742	€-	€305,909	€306,651
*Services received	-	(1,133,890)	-	(1,133,890)
Total	€742	€(1,133,890)	€305,909	€(827,239)

Transactions with related parties during the year ended December 31, 2023 were summarized as follows:

	Ultimate	Senior	Other group
	partner	partner	companies	Total
Sales	€28,419	€2,418	€1,349,710	€1,380,547
*Services received	-	(1,139,518)	-	(1,139,518)
Purchases	-	-	(1,201,244)	(1,201,244)
Total	€28,419	€(1,137,000)	€148,466	€(960,215)

These transactions have been measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Except as set forth above, there has not been, nor is there currently proposed, any transaction in which the Company or its subsidiary are or were a participant and the amount involved exceeds the lesser of $120,000 or 1% of the total assets as of December 31, 2024, and in which any of our directors, executive officers, holders of more than 5% of our ordinary shares or any immediate family member of any of the foregoing had or will have a direct or indirect material interest, other than compensation arrangements, which include equity and other compensation, termination, change in control, consulting and other arrangements, which are described under “Executive Compensation” above.

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

Legal Proceedings

On March 4, 2024, Industrias Fotovoltaicas Guimerá Molino SL initiated a claim against Turbo Energy, S.A. in the Court of First Instance No. 1 of Valencia for breach of contract and claim for payment in the amount of €18,071. On April 15, 2024, we responded to the claim, providing evidence that the related conditions of the warranty coverage were not met. Resolution of this claim is pending the court’s review and decision.

On November 22, 2024, we filed a lawsuit in the Mercantile Court of Madrid in the Kingdom of Spain against Sigenergy International S.L. in an action for the cessation and rectification of illegal advertising relating to its baseless claim that its product marketed as SigenStor is the “world’s first highly integrated 5-in-1 energy storage system.” On June 12, 2023, China-based Sigenergy announced that it was “set to astound the world with its all-scenario energy solution, featuring the world’s first highly integrated 5-in-1 energy storage system,” at the EES Europe industry conference which was held in Munich, Germany that same week. Over the next year, Sigenergy followed with the implementation of a multi-channel promotional campaign, routinely broadcasting its claim to be the “world’s first“ on YouTube, its social media sites, its website and website blog and at industry trade show and conferences. By way of the lawsuit, Turbo Energy is alleging that Sigenergy’s promotional statements were blatantly false and misleading, particularly in light of the fact that Turbo Energy has been marketing its patented SUNBOX EV product, a highly integrated, all-in-one energy storage system, since its announced launch on April 22, 2022 and its official debut at the InterSolar Europe industry event held in Europe on May 11-13, 2022 - more than one year ahead of the introduction of SigenStor.

On November 24, 2024, Turbo Energy, S.A. and IM2 Energy Solar SLU filed a claim against SP Berner Plastic Group SL (“SBPG”) in the Court of First Instance No. 16 of Valencia, seeking enforcement of various executed contracts and claiming unpaid invoiced amounts totaling €946,668.54. In response, SBPG filed an answer and a counterclaim, seeking contract termination and claiming compensation for alleged delays in the execution of certain solar projects, as well as penalties of €1,500 per day based on the annex to the Aldaya I contract, quantifying its counterclaim at €306,000. In view of SBPG not contesting the claims filed by Turbo Energy, and because we believe that there is evidence of finalized contractual items that have been invoiced and remain unpaid, we intend to pursue our claim to the full extent of the law and defend against the counterclaim.

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

Dividend Policy

In all the history of our Company, we only have declared and paid cash dividends on our ordinary shares out of the profit for the year ended December 31, 2021, for a total amount of 513,336 euros. We may also enter into credit agreements or other borrowing arrangements in the future that will restrict our ability to declare or pay cash dividends on our ordinary shares. Any future determination to declare dividends will be made at the discretion of our Board of Directors and will depend on our financial condition, operating results, capital requirements, contractual restrictions, general business conditions and other factors that our Board of Directors may deem relevant. See also “Risk Factors—We do not expect to declare or pay dividends in the foreseeable future.”

B. Significant Changes

Except as disclosed elsewhere in this annual report, no significant change has occurred since the date of our consolidated financial statements filed as part of this annual report.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our ADSs have been listed on the Nasdaq Capital Market under the symbol “TURB” since September 2023 when we completed our initial public offering.

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

“a)	These provisions shall be deemed to be complied with by equivalence where the company complies with functionally analogous rules or requirements for listed companies under the law of the foreign market and those which are incompatible with the requirements laid down in the law of the foreign market for admission to trading and maintenance of listing shall be inapplicable.” and

“b)	The forms of communication and publicity shall comply with the provisions of the law of the foreign market. Information on the degree of compliance with corporate governance recommendations shall be formulated by reference to the codes or standards applicable in the foreign market.”.

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

The Company is not aware of any restriction on the collection of dividends by non-resident shareholders. All holders will receive dividends through and its member entities, without prejudice to potential withholdings on account of the Non Resident Income Tax that may apply. See section titled “Taxation.”

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

A resolution passed in a General Shareholders’ Meeting is binding on all shareholders, although a resolution which is (i) contrary to Spanish law or the Bylaws of the Company, or (ii) prejudicial to the interest of the Company and is beneficial to one or more shareholders or third parties, may be contested within the period of a year following the passing of the contested resolution (except resolutions that are contrary to public order in respect of which such right does not lapse). Damage to the Company’s interest is also caused when the resolution, without causing damage to corporate assets, is imposed in an abusive manner by the majority. An agreement is understood to have been imposed in an abusive manner when, rather than responding reasonably to a corporate need, the majority adopts the resolution in their own interests and to the unjustifiable detriment of the other shareholders. In the case of listed companies, the required fraction of the Company’s share capital needed to be able to contest is 1/1000. The right to contest would apply to shareholders who held such status at the time when the resolution was adopted (provided they hold at least 0.1% of the share capital), directors and interested third parties. In the event of resolutions contrary to public order, the right to contest would apply to any shareholders (even if they acquired such condition after the resolution was taken), and any director or third party. In certain circumstances (such as change or significant amendment of the corporate purpose, transformation or transfer of registered address abroad), the Spanish Companies Act gives dissenting or absent shareholders (including non-voting shareholders) the right to withdraw from the Company. If this right were exercised, the Company would be obliged to purchase the relevant shares at the average market price of the shares in the last quarter in accordance with the procedures established under the Spanish Companies Act.

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

Income Taxes — Taxation of Dividends

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

Income Taxes — Preemptive rights

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

Income Taxes — Taxation of Capital Gains

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

Spanish Wealth Tax

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

Spanish Inheritance and Gift Taxes

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

Spanish Transfer Tax

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

The discussion below under “—Dividends” and “—Sale or Other Disposition” is written on the basis that we will not be or become classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply generally if we are treated as a PFIC are discussed below under “—Passive Foreign Investment Company Rules” beginning on page 83.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Exchange Risk

Our Company is exposed to foreign currency risk primarily through service income or expenses that are denominated in a currency other than the functional currency of the operations to which they relate. The currencies giving rise to this risk are primarily US dollars.

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

Inflation

We do not believe the impact of inflation on our Company is material. Our operations are in Spain and Spain’s inflation rates have been relatively stable in the last two years: 2.8% for 2024 and 3.5% for 2022.

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

The distribution of cash will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary will hold any cash amounts it is unable to distribute in a non-interest-bearing account for the benefit of the applicable holders and beneficial owners of ADSs until the distribution can be effected or the funds that the depositary holds must be escheated as unclaimed property in accordance with the laws of the relevant states of the United States.

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

The depositary will sell the rights that are not exercised or not distributed if such a sale is lawful and reasonably practicable. The proceeds of such a sale will be distributed to holders as in the case of a cash distribution. If the depositary is unable to sell the rights, it will allow the rights to lapse.

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

Issuance of ADSs Upon Deposit of Ordinary Shares

Upon completion of the initial public offering, the ordinary shares offered pursuant to our registration statement were deposited by us with the custodian.  Upon receipt of confirmation of such deposit, the depositary issued ADSs to the underwriters of our initial public offering.

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

Withdrawal of Ordinary Shares Upon Cancellation of ADSs

As a holder, you will be entitled to present your ADSs to the depositary for cancellation and then receive the corresponding number of underlying ordinary shares at the custodian’s offices. Your ability to withdraw the ordinary shares held in respect of the ADSs may be limited by law considerations in the United States and the Kingdom of Spain applicable at the time of withdrawal. In order to withdraw the ordinary shares represented by your ADSs, you will be required to pay he depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the ordinary shares. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

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

ADS fees and charges for (i) the issuance of ADSs, and (ii) the cancellation of ADSs are charged to the person for whom the ADSs are issued (in the case of ADS issuances) and to the person for whom ADSs are cancelled (in the case of ADS cancellations). In the case of ADSs issued by the depositary into DTC, the ADS issuance and cancellation fees and charges may be deducted from distributions made through DTC, and may be charged to the DTC participant(s) receiving the ADSs being issued or the DTC participant(s) holding the ADSs being cancelled, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participants as in effect at the time. ADS fees and charges in respect of distributions and the ADS service fee are charged to the holders as of the applicable ADS record date. In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed. In the case of (i) distributions other than cash and (ii) the ADS service fee, holders as of the ADS record date will be invoiced for the amount of the ADS fees and charges and such ADS fees and charges may be deducted from distributions made to holders of ADSs. For ADSs held through DTC, the ADS fees and charges for distributions other than cash and the ADS service fee may be deducted from distributions made through DTC and may be charged to the DTC participants in accordance with the procedures and practices prescribed by DTC and the DTC participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold ADSs. In the case of (i) registration of ADS transfers, the ADS transfer fee will be payable by the ADS Holder whose ADSs are being transferred or by the person to whom the ADSs are transferred, and (ii) conversion of ADSs of one series for ADSs of another series, the ADS conversion fee will be payable by the Holder whose ADSs are converted or by the person to whom the converted ADSs are delivered.

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

Transmission of Notices, Reports and Proxy Soliciting Material

The depositary will make available for your inspection at its office all communication that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. Subject to the terms of the deposit agreement, the depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to.

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

The depositary may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary and to the custodian proof of taxpayer status and residence and such other information as the depositary and the custodian may be required to fulfill legal obligations. You are required to indemnify us, the depositary and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

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

Use of Proceeds

For the period from September 2023, the date that the F-1 Registration Statement was declared effective by the SEC, to December 31, 2024, the following is our reasonable estimate of the uses of the proceeds from the IPO:

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

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of December 31, 2024 (the “Evaluation Date”), the Company carried out an evaluation, under the supervision of and with the participation of management, including the Company’s chief executive officer and chief financial officer, of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) under the Securities Exchange Act of 1934). Based upon this evaluation, our chief executive officer and chief financial officer concluded that as of the Evaluation Date, the Company’s disclosure controls and procedures were effective.

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

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of its internal control over financial reporting as of December 31, 2024, using criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Management concluded, based on its evaluation, that internal control over financial reporting was effective as of December 31, 2024, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes.

The Board of Directors is responsible for reviewing and approving the consolidated financial statements and MD&A and ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board of Directors carries out these responsibilities primarily through the Audit Committee, which consists of independent, non-management directors. The Audit Committee meets with management at least four times a year and meets independently with internal and external auditors and as a group to review any significant accounting, internal control and auditing matters in accordance with the terms of the Charter of the Audit Committee. The Audit Committee’s responsibilities include overseeing management’s performance in carrying out its financial reporting responsibilities and reviewing the annual report, including the consolidated financial statements and MD&A, before these documents are submitted to the Board of Directors for approval. The internal and independent external auditors have access to the Audit Committee without the requirement to obtain prior management approval. The Audit Committee approves the terms of engagement of the independent external auditors and reviews the annual audit plan, the Auditors’ Report and the results of the audit. It also recommends to the Board of Directors the firm of external auditors to be appointed by the shareholders. The shareholders have appointed TAAD, LLP as independent external auditors to express an opinion as to whether the consolidated financial statements present fairly, in all material respects, the Company’s consolidated financial position, results of operations and cash flows in accordance with IFRS. The reports of TAAD, LLP outline the scope of its examinations and its opinions on the consolidated financial statements.

Attestation Report of the Registered Public Accounting Firm

Because the Company is a non-accelerated filer, this annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.

Changes in Internal Control Over Financial Reporting

Except as described above, there have been no changes in our internal control over financial reporting during the fiscal year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

Not applicable.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Monika Mikac is the “Audit Committee Financial Expert,”  as such term is defined in Item 407(d) of Regulation S-K promulgated by the SEC and also meets NASDAQ’s financial sophistication requirements. She is an “independent director” as defined by the rules and regulations of NASDAQ.

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

	Fiscal Years Ended December 31,
	2024	2023
Audit Fees (i)	€129,960	€120,510
Audit-related Fees (ii)	25,465	6,221
Tax Fees	-	-
TOTAL	€155,425	€126,731

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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable

ITEM 16G. CORPORATE GOVERNANCE

For the fiscal year ended December 31, 2024, we were a “controlled company” within the meaning of the Nasdaq Listing Rules, where more than 50% of the voting power of our securities for the election of directors was held by an individual, group or another company and, as a result, qualified for and relied on exemptions from certain Nasdaq corporate governance requirements, including, without limitation (i) the requirement that to hold an annual meeting of shareholders no later than one year after the end of its fiscal year; (ii) the requirement of having a majority of independent directors; (iii) the requirement that the compensation of our officers be determined or recommended to our Board of Directors by a compensation committee that is comprised solely of independent directors, and (iv) the requirement that director nominees be selected or recommended to the Board of Directors by a majority of independent directors or a nominating and corporate governance committee comprised solely of independent directors. Since we relied on the “controlled company” exemption, we were not required to have a majority of independent directors on our board, or a compensation committee or a nominating and corporate governance committee composed solely of independent directors.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We are committed to compliance with laws and regulations and to financial integrity. We have adopted an insider trading policy that governs the purchase, sale and other dispositions of Turbo Energy’s securities by directors, management and employees that is reasonably designed to promote compliance with applicable trading laws, rules and regulations and listing standards. A copy of the policy is included as Exhibit 11.1 to this annual report on Form 20-F.

ITEM 16K. CYBERSECURITY

Risk Management and Strategy

We have implemented comprehensive cybersecurity risk assessment procedures to ensure effectiveness in cybersecurity management, strategy and governance and risk identification. We have also integrated cybersecurity risk management into our overall enterprise risk management system.

We have developed a comprehensive cybersecurity threat defense system to address both internal and external threats. This system encompasses various levels, including network, host and application security and incorporates systematic security capabilities for threat defense, monitoring, analysis, response, deception and countermeasures. We strive to manage cybersecurity risks and protect sensitive information through various means, such as technical safeguards, procedural requirements, an intensive program of monitoring on our corporate network, continuous testing of aspects of our security posture internally and with outside vendors, a robust incident response program and regular cybersecurity awareness training for employees. Our IT department regularly monitors the performance of our apps, platforms and infrastructure to enable us to respond quickly to potential problems, including potential cybersecurity threats.

As of the date of this annual report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

Governance

Our Board of Directors is responsible for overseeing cybersecurity risks. When appropriate, periodic reviews are held to discuss the landscape of cybersecurity, potential threats, and our preparedness for potential cybersecurity threats and risks to our Company. In case a material cybersecurity occurs, our Board of Directors is responsible for reviewing the information and issues involved, disclosures to be made, and the procedures followed. Our Chief Technology Officer, Ruben Sousa and his team, have many years of experience in the field. Mr. Sousa reports to our CEO and provides periodic updates to our CEO and the Board of Directors on any material cybersecurity incidents or material risks arising from cybersecurity threats.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide our financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The full text of our audited consolidated financial statements begins on page F-1 of this annual report.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	English Translation of Certificate of Incorporation and Bylaws of Turbo Energy, S.A. (was incorporated under the name of Distritech Solutions S.L.) on September 18, 2013 under the laws of the Kingdom of Spain (incorporated by reference to Exhibit 3.1 to the Form F-1 filed on July 11, 2023)
1.2	English Translation of Bylaws of TURBO ENERGY, S.L. (incorporated by reference to Exhibit 3.2 to the Form F-1 filed on July 11, 2023)
1.3	English Translation of Deed of Transformation from “TURBO ENERGY, S.L.” to “TURBO ENERGY, S.A.”, dated February 8, 2023 (incorporated by reference to Exhibit 3.3 to the Form F-1 filed on July 11, 2023)
1.4	English Translation of Public Deed of Amendment of the Bylaws of Turbo Energy, S.A. (incorporated by reference to Exhibit 3.4 to the Amendment No.3 to the Form F-1 filed on September 15, 2023)
2.1*	Description of American Depositary Shares Registered Pursuant to Section 12 of the Exchange Act as of December 31, 2023
2.2	Form of Deposit Agreement (incorporated by reference to Exhibit 99(a) to the Registration Statement on Form F-6 ((File No. 333- 273204) filed on July 11, 2023)
2.3	Form of American Depositary Receipt evidencing American Depositary Shares (included in Exhibit 2.2)
4.1	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated by reference to Exhibit 10.1 to the Form F-1 filed on July 11, 2023)
4.2	Form of Director Agreement between the Registrant and its executive directors (incorporated by reference to Exhibit 10.2 to the Form F-1 filed on July 11, 2023)
4.3	Form of Independent Director Agreement between the Registrant and its independent directors (incorporated by reference to Exhibit 10.3 to the Form F-1 filed on July 11, 2023)
4.4	Turbo Energy, S.A. 2023 Equity Incentive Plan (incorporated by reference to Exhibit 10.4 to the Form F-1/A2 filed on August 28, 2023)
4.5	Form of Share Option Agreement (incorporated by reference to Exhibit 10.5 to the Form F-1/A2 filed on August 28, 2023)
4.6	Form of Restricted Share Award Agreement (incorporated by reference to Exhibit 10.6 to the Form F-1/A2 filed on August 28, 2023)
4.7	English Translation of public deed with protocol number 2,522 between Enrique Selva Bellvis and Crocodile Investment S.L., dated November 29, 2013 (incorporated by reference to Exhibit 10.7 to the Form F-1 filed on July 11, 2023)
4.8	English Translation of Share Purchase Agreement between Crocodile Investment S.L. and Don Francisco de Borja Pellicer Lopez, dated March 06, 2015 (incorporated by reference to Exhibit 10.8 to the Form F-1 filed on July 11, 2023)
4.9	English Translation of Office Lease Agreement between D. Vicente Moreno Valencia and D. Enrique Selva Bellvis, dated June 1, 2022 (incorporated by reference to Exhibit 10.9 to the Form F-1 filed on July 11, 2023)

4.10	English Translation of Mercantile Deed of Constitution between Crocodile Investment S.L. and Umbrella Solar Investment S.A. (previously named Umbrella Capital S.L.), dated March 20, 2018 (incorporated by reference to Exhibit 10.10 to the Form F-1 filed on July 11, 2023)
4.11	English Translation of Deed of increasing share capital for Turbo Energy S.L.U. (previously Solar Rocket S.L.) by the shareholder, Umbrella Solar Investment S.A. (previously named Umbrella Capital S.L.). dated February 11, 2021 (incorporated by reference to Exhibit 10.11 to the Form F-1 filed on July 11, 2023)
4.12	English Translation of public deed with protocol number 2.150. between Don Manuel Cercós D´Aversa and Umbrella Solar Investment S.A., dated May 31, 2022 (incorporated by reference to Exhibit 10.12 to the Form F-1 filed on July 11, 2023)
4.13	English Translation of Deed of Elevation to the Public of Agreements Social Related to Merger by Absorption of Solar Rocket, SL, as the Absorbing Company, and Turbo Energy, SLU, as the Absorbed Company, between Solar Rocket, SL and Turbo Energy, SLU, dated April 8, 2021 (incorporated by reference to Exhibit 10.13 to the Form F-1 filed on July 11, 2023)
4.14	Shareholder Loan Agreement Between Turbo Energy, S.A. and Umbrella Solar Investment S.A., dated June 30, 2023 (incorporated by reference to Exhibit 10.14 to the Form F-1/A filed on July 26, 2023)
4.15*	Agreement between Turbo Energy, S.A. and Enerfip, dated August 26, 2024
4.16	Strategic Advisory Agreement between Turbo Energy, S.A. and Connection Holdings, LLC, dated October 18, 2024 (incorporated by reference to Exhibit 10.1 to Form 6-K filed on October 22, 2024
4.17	Strategic Advisory Agreement between Turbo Energy, S.A. and Julian Groves, dated December 2, 2024 (incorporated by reference to Exhibit 10.1 to Form 6-K filed on December 6, 2024)
8.1*	List of subsidiaries of the registrant
11.1	Code of Ethics and Business Conduct of the Registrant (incorporated by reference to Exhibit 14.1 to the Form F-1 filed on July 11, 2023)
11.2	Turbo Energy, S.A. Insider Trading Policy (incorporated by reference to Exhibit 99.2 to the Report on Form 6-K filed on December 1, 2023)
12.1*	Certifications of Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
12.2*	Certifications of Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
13.1**	Certifications of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certifications of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1	Turbo Energy, S.A. Clawback Policy (incorporated by reference to Exhibit 99.1 in the Report on Form 6-K filed on December 1, 2023)
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Turbo Energy, S.A.

By:	/s/ Mariano Soria
Name:	Mariano Soria
Title:	Chief Executive Officer

Date: April 25, 2025

TURBO ENERGY, S.A.

Consolidated Financial Statements

For the Years Ended December 31, 2024, 2023 and 2021

(Expressed in Euro)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Turbo Energy, S.A.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Turbo Energy S.A. (the “Company”) as of December 31, 2024 and 2023 and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the years in the three year period ended December 31, 2024, and the related notes (collectively referred to as the financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2024 and 2023 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2024, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

/s/ TAAD LLP

We have served as the Company’s auditor since 2022

Diamond Bar, CA

April 25, 2025

TURBO ENERGY, S.A.

Consolidated Statements of Financial Position

(Expressed in Euro)

		December 31,	December 31,
As at	Note	2024	2023
Assets
Current
Cash and cash equivalents		€2,384,625	€620,531
Accounts receivable and other receivables, net	4	2,926,132	2,221,080
Inventory, net	5	1,951,822	5,585,959
Amount due from related parties	11	246,220	1,601,273
Prepaid expense	6	1,020,384	1,048,154
Investments	7	52,050	2,044,050
Total Current Assets		8,581,233	13,121,047

Non-Current Assets
Property and equipment, net	8	273,862	159,084
Intangible assets, net	9	1,712,975	835,706
Right-of-use assets	16	35,311	54,935
Deferred tax assets	18	2,043,812	1,056,608
Total Assets		€12,647,193	€15,227,380

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities	10	€2,910,818	€2,043,559
Accrued interest payable	12	14,901	-
Amount due to related parties	11	1,792,045	3,847,950
Lease liabilities - current portion	16	32,367	37,579
Bank loans - current portion	13	4,369,949	3,895,585
Debt bond - current portion	12	91,411	-
Total Current Liabilities		9,211,491	9,824,673

Non-Current Liabilities
Lease liabilities	16	3,958	18,487
Bank loans	13	-	94,313
Deferred tax liabilities	18	33,339	32,783
Debt bond - noncurrent portion	12	774,471	-
Total Liabilities		10,023,259	9,970,256

Shareholders’ Equity
Share Capital	14	2,754,285	2,754,285
Additional paid in capital	14	3,808,591	3,104,781
Reserve	15	1,411,846	1,411,846
Accumulated Deficit		(5,350,788)	(2,013,788)
Total Shareholders’ Equity		2,623,934	5,257,124

Total Liabilities and Shareholders’ Equity		€12,647,193	€15,227,380

The accompanying notes are an integral part of these consolidated financial statements.

TURBO ENERGY, S.A.

Consolidated Statements of Operations

(Expressed in Euro)

		Year ended December 31,
	Note	2024	2023	2022
Revenue	19	€9,109,968	€11,723,132	€30,309,572
Revenue - related parties	12, 19	306,651	1,380,547	836,804
Other operating income		221,393	37,092	2,300
Total Revenue, net		9,638,012	13,140,771	31,148,676

Cost and Expenses
Cost of revenues	20	9,080,343	10,842,319	26,514,681
Cost of revenues - related parties	11, 20	-	1,201,244	30,696
Selling and administrative	21	2,149,157	1,529,085	1,498,499
Selling and administrative - related parties	11, 21	848,832	1,010,769	547,912
Salaries and benefits		1,275,208	1,105,128	866,634
Salaries and benefits - related parties	12	116,843	9,999	-
Bad debt expense	4	138,941	84,394	19,454
Total Cost and Expenses		13,609,324	15,782,938	29,477,876

Loss from operations		(3,971,312)	(2,642,167)	1,670,800

Other Income (Expense)
Other income		-	-	890
Interest income		63,118	444	-
Interest expense		(198,580)	(287,281)	(308,982)
Interest expense - related parties	12	(183,777)	(118,750)	-
Gain from insurance recoveries on inventory	5	1,937,819	-	-
Impairment on inventory due to natural disaster	5	(2,133,385)		-
Foreign exchange gain (loss)		4,516	(82,881)	32,384
Total Other Income (Expense)		(510,289)	(488,468)	(275,708)

Net Loss Before Income Tax		(4,481,601)	(3,130,635)	1,395,092
Income tax Expense (Recovery)
- Current	18	-	(93,022)	364,086
- Deferred	18	(1,144,601)	(1,023,826)	2,428
Net Loss		€(3,337,000)	€(2,013,788)	€1,028,578

Basic and Diluted Net Income per Ordinary Share		€(0.06)	€(0.04)	€0.02
Weighted Average Number of Ordinary Shares Outstanding - Basic and Diluted		55,085,700	51,469,262	50,085,700

The accompanying notes are an integral part of these consolidated financial statements.

TURBO ENERGY, S.A.

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in Euro)

		Number of		Additional		Retained	Total
		Outstanding	Share	Paid In		Earnings	Shareholders’
	Note	Shares	Capital	Capital	Reserve	(Deficit)	Equity
Balance, December 31, 2021		50,085,700	€4,285	€-	€116,046	€267,222	€387,553

Issuance of common stock to related party for cash	14	-	2,500,000	-	-	-	2,500,000
Transfer from retained earnings to reserve	15	-	-	-	267,222	(267,222)	-
Net income for the year		-	-	-	-	1,028,578	1,028,578
Balance, December 31, 2022		50,085,700	€2,504,285	€-	€383,268	€1,028,578	€3,916,131

Issuance of common stock from initial public offering for cash	14	5,000,000	250,000	3,104,781	-	-	3,354,781
Transfer from retained earnings to reserve	15	-	-	-	1,028,578	(1,028,578)	-
Net loss for the year		-	-	-	-	(2,013,788)	(2,013,788)
Balance, December 31, 2023		55,085,700	€2,754,285	€3,104,781	€1,411,846	€(2,013,788)	€5,257,124

Stock based compensation	14	-	-	103,810	-	-	103,810
Conversion from related party loan to capital contribution	11	-	-	600,000	-	-	600,000
Net loss for the year		-	-	-	-	(3,337,000)	(3,337,000)
Balance, December 31, 2024		55,085,700	€2,754,285	€3,808,591	€1,411,846	€(5,350,788)	€2,623,934

The accompanying notes are an integral part of these consolidated financial statements.

TURBO ENERGY, S.A.

Consolidated Statements of Cash Flows

(Expressed in Euro)

		Year ended December 31,
	Note	2024	2023	2022
Cash Provided by (Used in)

Operating Activities
Net income (loss) before income tax		€(4,481,601)	€(3,130,635)	€1,395,092
Items not affecting cash:
Bad debt expense	4	138,941	84,394	19,456
Depreciation of property and equipment	8	11,814	19,424	5,069
Amortization of intangible assets	9	49,684	49,984	858
Amortization of right-of-use assets	16	61,568	58,524	36,353
Accretion of lease liabilities	16	2,311	2,177	1,514
Provision for inventory reserves	5	-	312,563	-
Gain from insurance recoveries on inventory	5	(1,937,819)	-	-
Impairment on inventory due to natural disaster	5	2,133,385	-	-
Stock based compensation	14	103,810	-	-
Gain on lease modification	14	-	-	(891)
Changes in non-cash working capital items:
Inventory	5	3,438,571	4,207,694	(6,784,372)
Accounts receivable	4	(843,993)	832,135	(56,128)
Deferred tax assets	18	157,397	(518,080)	-
Due from related parties	11	1,359,809	(1,306,861)	(61,043)
Due to related parties	11	(117,414)	(117,718)	(239,557)
Prepaid expense	6	27,770	(312,548)	1,119,506
Accounts payable and accrued liabilities	10	867,259	(609,310)	(718,804)
Accrued interest	12	14,901	-	-
Deferred tax liabilities	18	556	32,783	-
Income tax payable	18	-	578,319	(364,086)
Net cash provided by operating activities		986,949	182,845	(5,647,033)

Investing Activities
Short-term investments	7	1,992,000	(2,044,050)	-
Purchase of equipment	8	(126,592)	(28,025)	(133,140)
Purchase of intangible assets	9	(926,953)	(516,684)	(261,916)
Net cash provided by (used in) investing activities		938,455	(2,588,759)	(395,056)

Financing Activities
Issuance of common stock to related party for cash	13	-	-	2,500,000
Net proceeds from Issuance of common stock through Initial public offering	14	-	3,354,781	-
Conversion from related party loan to capital contribution		-	-	-
Proceeds from debt bond, net of debt issuance cost	12	865,882	-	-
Repayment of bank loans	13	(237,480)	(228,150)	(248,532)
Net proceeds (Repayment) of lines of credit	13	617,532	(4,116,483)	3,820,617
Repayment of lease liabilities	16	(63,996)	(60,523)	(37,036)
Dividend paid to related party	11	-	-	(72,003)
Payments to related parties	11	(2,142,353)	(640,332)	(355,586)
Proceeds from related parties	11	799,105	4,214,567	320,769
Net cash provided by (used in) financing activities		(161,310)	2,523,860	5,928,229

Net change in cash		1,764,094	117,946	(113,860)
Cash - beginning of year		620,531	502,585	616,445
Cash - end of year		€2,384,625	€620,531	€502,585

The accompanying notes are an integral part of these consolidated financial statements.

TURBO ENERGY, S.A.

Notes to Consolidated Financial Statements

December 31, 2024 and 2023

(Expressed in Euro)

NOTE 1 – ENTITY INFORMATION

Turbo Energy, S.A. (the “Company) was incorporated under the name of Distritech Solutions S.L. on September 18, 2013 under the laws of the Kingdom of Spain. The Company then changed its name to Solar Rocket S.L. on October 7, 2013. On April 8, 2021, Solar Rocket S.L. merged with a Spanish corporation Turbo Energy S.L.U. Turbo Energy S.L.U then became a wholly owned subsidiary of Solar Rocket S.L. This merger was approved by the Board of Directors of both companies. Following the merger, the Company changed its name to Turbo Energy S.L. on April 8, 2021. On February 8, 2023, we transformed the Company from a Spanish unipersonal limited company to a Spanish limited stock company. As such, our Company’s name was changed to Turbo Energy, S.A.

The corporate purpose of the Company, in accordance with its bylaws, consists of the acquisition, distribution and sale of electrical and electronic material for the development of renewable energy projects, such as solar panels, inverters, chargers, regulators, batteries and structures, among others. We design, develop and distribute equipment for the generation, management and storage of photovoltaic energy. Our energy storage products are managed from the cloud and through the inverter of the installation by an advanced software system which is optimized by artificial intelligence (“AI”). The key advantage is that our products, when compared to conventional battery storage systems, reduce electricity costs and protect the installation from power outages. Historically, we have primarily sold inverters, batteries and photovoltaic modules to installers and other distributors for residential consumers located in Spain; however, since 2022, we have shifted our focus on developing and commercializing all-in-one, AI-optimized solar energy storage systems under the brand name SUNBOX with applications in the global residential (SUNBOX Home and SUNBOX Home Lite), commercial and industrial (SUNBOX Industry) and utility-scale (SUNBOX Utility) markets.

The Company is part of the Umbrella Global Energy, S.A., whose main shareholder is Crocodile Investment, S.L.U, (hereinafter, the ultimate partner), with registered office in Valencia. The majority shareholder of the Turbo Energy, S.A is Umbrella Global Energy, S.A. (hereinafter, the majority shareholder), which is part of the Umbrella Global Energy Group.

On November 8, 2022, Turbo Energy S.A. with the purpose to develop a new business in the field of self-consumption of electricity, acquired 100% of the ordinary shares for a total amount of €2,250 of IM2 Energía Solar Proyecto 35 S.L.U., a company under common control by our CEO and established under the laws of the Kingdom of Spain on August 1, 2019. Following the transaction, IM2 Energía Solar Proyecto 35 S.L.U. became our wholly owned subsidiary. On November 29, 2022, we changed its name to Turbo Energy Solutions S.L.U. Since its incorporation, this Company has had a very insignificant activity.

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

On September 6, 2024 Turbo Energy established a 50%-owned subsidiary in Chile for the development of storage solutions and Energy as a services (EaaS) model products and services. Since its incorporation, this Company has had a very insignificant activity.

Merger by absorption process

On April 8, 2021, the merger of Solar Rocket, S.L. (“Absorbing Company”) and Turbo Energy, S.L.U. (“Absorbed Company”) was formalized in a public deed, being registered in the Mercantile Registry of Valencia on August 9, 2021. The merger process, approved by the respective shareholders’ meetings on June 30, 2020, consisted of the extinction without liquidation of the Absorbed Company, transferring its assets and liabilities en bloc to the Absorbing Company, which acquired, by universal succession, the rights and obligations of the Absorbed Company. The Company recorded the assets and liabilities contributed by the Absorbed company at the values established in the accounting regulations in force at that time. The consolidated financial statements for the year 2021 include the information required by the regulations in relation to the aforementioned merger process.

On the same date of the merger described above, the Absorbing Company (Solar Rocket, S.L.) changed its corporate name to Turbo Energy, S.L.U., as described above.

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

These consolidated financial statements were approved by the Board of Directors of the Company on April 15, 2025.

Basis of presentation

The consolidated financial statements of the Company were prepared on a historical cost basis except where certain financial instruments are required to be measured at fair value. These consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

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

Revenue recognition

The Company designs, develops, and distributes equipment for the generation, management and storage of photovoltaic energy. Our energy storage products are managed from the cloud and through the inverter of the installation by an advanced software system which is optimized by artificial intelligence (“AI”). The key advantage is that our products, when compared to conventional battery storage systems, reduce electricity costs and protect the installation from power outages.

Historically, the Company’s revenue has been primarily generated from sales of inverters, batteries, and photovoltaic modules to installers and other distributors for residential consumers under individual customer purchase orders, some of which have underlying master sales agreements that specify terms governing the product sales. However, since 2022, we have shifted our focus on developing and commercializing all-in-one, AI-optimized solar energy storage systems under the brand name SUNBOX with applications in the global residential (SUNBOX Home and SUNBOX Home Lite), commercial and industrial (SUNBOX Industry) and utility-scale (SUNBOX Utility) markets.

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

Each distinct promise to transfer products is considered to be an identified performance obligation for which revenue is recognized upon transfer of control of the products to the customer. The Company has also elected to record sales commissions when incurred, as the period over which the sales commission asset would have been recognized is less than one year.

Concentration of Revenue by Customer

For the year ended December 31, 2024, there were two customers who comprised greater than 10% of the Company’s revenue which represented 12% of the Company’s revenue. For the year ended December 31, 2023, there were no customers comprised greater than 10% of the Company’s revenue.

Cash and Cash Equivalents

Cash consists of highly liquid instruments purchased with an original maturity of three months or less. As of December 31, 2024 and 2023, the Company had cash of €2,384,625 and €620,531, respectively. As of December 31, 2024, the Company had cash equivalents of €1,000,000 for short-term investment with three-months maturity.

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

Computer applications and webpages are amortized over estimated useful lives of three years and Software is amortized over estimated useful lives of five years.

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

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in the statements of income and comprehensive income. Short-term leases are leases with a lease term of 12 months or less.

Share capital

Ordinary shares are classified as equity, net of transaction costs directly attributable to the issue of ordinary shares.

Ordinary shares issued for consideration other than cash are based on their market value at the date the ordinary shares are issued.

Restricted Stock Units

The 2023 Equity Incentive Plan (the “Plan”) administrator may award restricted stock units which represent the right to receive common stock at a future date in accordance with the terms of such grant upon the attainment of certain conditions specified by the Plan administrator. Restrictions or conditions could include, but are not limited to, the attainment of performance goals, continuous service with the Company or its subsidiaries, the passage of time or other restrictions or conditions. The Plan administrator determines the persons to whom grants of restricted stock units are made, the number of restricted stock units to be awarded, the time or times within which awards of restricted stock units may be subject to forfeiture, the vesting schedule, and rights to acceleration thereof, and all other terms and conditions of the restricted stock unit awards. The value of the restricted stock units may be paid in common stock, cash, other securities, other property, or a combination of the foregoing, as determined by the Plan administrator.

Share-Based Compensation

The Company accounts for share-based compensation under the fair value method in accordance with IFRS 2, “Share-based Payment,” which requires all such compensation to employees and non-employees to be calculated based on its fair value of the equity instrument at the grant date and recognized in the earnings over the requisite service or vesting period. (See Note 14)

Liquidity

The Company has incurred a net loss of €3,337,000 during the year ended December 31, 2024. However, the Company successfully completed its IPO on the Nasdaq in September 2023, whereby it raised €3.8 million, net of expenses related to the process, and it still has a large portion of those funds as of the day of this report.

The Company finds itself in a sector where many industry research studies and forecasts have projected large exponential growth in the coming years. Turbo Energy is a consolidated company with more than 10 years of proven experience. In the past three years, we have been making significant investments in research and development to help ensure that we are well positioned to present the markets we serve with highly differentiated value propositions when compared to other companies operating in the solar energy storage sector. To that end, our R&D investments have yielded the commercialization of proprietary, patented and patent pending hardware offerings, which include our line of all-in-one SUNBOX solar energy storage solutions designed for residential, commercial and industrial and utility-scale applications. In addition, we have pioneered leading edge software solutions, which incorporate our advanced AI-powered capabilities for energy management and optimization.

The Company’s existing cash resources are expected to provide sufficient funds to carry out the Company’s planned operations and expansion plan for more than 12 months. Also, the Company is part of the Umbrella Global Energy Group, where its principal Company, the majority shareholder of Turbo Energy, has explicitly expressed its full support to carry out its operational development, in the event such support is needed.

Provisions

Provisions are recognized when there is a present legal or constructive obligation as a result of a past event, for which it is probable that a transfer of economic benefits will be required to settle the obligation, and where a reliable estimate can be made of the amount of the obligation. Provisions are discounted using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the liability, if material. Where discounting is used, the increase in the provision due to passage of time (“accretion expense”) is recognized as an expense on the statements of income and comprehensive income.

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

Income (Loss) per share

Basic income (loss) per share is calculated by dividing the income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding in the period. For all periods presented, the income attributable to ordinary shareholders equals the reported income attributable to owners of the Company.

Diluted income per share is calculated by the treasury stock method. Under the treasury stock method, the weighted average number of ordinary shares outstanding for the calculation of diluted income per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase ordinary shares at the average market price during the period.

For the years ended December 31, 2024, 2023 and 2022, restricted stock units were potentially instruments and were not included in the calculation of diluted loss per share as their effect would be antidilutive.

	December 31,	December 31,	December 31,
	2024	2023	2022
	(Shares)	(Shares)	(Shares)
Restricted Stock Units	1,780,328	-	-

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

Financial assets at amortized cost

Financial assets at amortized cost are initially recognized at fair value, net of transaction costs, and subsequently carried at amortized cost less any impairment. They are classified as current assets or non-current assets based on their maturity date. The Company has classified accounts receivable and amounts due from related parties at amortized cost.

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

The Company’s bank loans were classified as measured at amortized cost at December 31, 2024 and 2023. During the years ended December 31, 2024, 2023 and 2022, the Company incurred €153,128, €245,706 and €202,368 of interest   on bank loans, respectively.

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

Recently Adopted Accounting Standards

Classification of Liabilities as Current or Non-current (Amendments to IAS 1)

The amendments to IAS1 provide a more general approach to the classification of liabilities based on the contractual arrangements in place at the reporting date. These amendments are effective for reporting periods beginning on or after January 1, 2023. The adoption of the amendments to IAS1 has not had a material effect on the Company’s statements and disclosures.

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

Leases

The Company exercises judgment in determining the approximate lease term on a lease-by-lease basis. The Company considers all facts and circumstances that may create an economic incentive to exercise renewal options and also evaluates the economic incentive related to the continuation of existing leaseholds. The Company is also required to estimate specific criteria in order to estimate the carrying amount of right-of-use assets and lease liabilities including the incremental borrowing rate and effective interest rate.

Valuation of accounts receivable

Management monitors the financial stability of its customers and the environment in which they operate to make estimates regarding the likelihood that the individual trade balances will be paid. Credit risks for outstanding customer receivables are regularly assessed and allowances are recorded for estimated losses, if required.

Valuation of inventories

Management makes estimates of future customer demand for products when establishing appropriate provisions for inventory obsolescence. In making these estimates, management considers the age of inventory and profitability of recent sales.

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

Terms and Conditions of Restricted Stock Units

Management determines the terms and conditions of Restricted Stock Units (‘RSU”), including the vesting criteria, the form and timing of payment, the time within which RSU may be subject to forfeiture and rights to acceleration thereof.

NOTE 4 – ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES, NET

Accounts receivable and other receivables as of December 31, 2024 and 2023 are summarized as below:

	December 31,	December 31,
	2024	2023
Customers by sales provision of services	€3,360,994	€2,505,194
VAT receivable	41,242	46,106
Others	39,460	87,702
	€3,441,696	€2,639,002
Allowance for doubtful accounts	(515,564)	(417,922)
	€2,926,132	€2,221,080

As of December 31, 2024 and 2023, the allowance for doubtful accounts was €515,564 and €417,922, respectively. During the years ended December 31, 2024, 2023 and 2022, the Company recorded bad debt expense of €138,941, €84,394 and €19,454, respectively.

NOTE 5 – INVENTORIES

As of December 31, 2024 and 2023, the Company had finished goods of €1,951,822 and €5,585,959, respectively. During the years ended December 31, 2024, 2023 and 2022, the Company recorded a provision for slow moving inventory in the statements of operations of €0, €312,563 and €0, respectively. During the years ended December 31, 2024, 2023 and 2022, the Company recorded reversal of impairment on inventory of €452,269, €0 and €0, respectively. As of December 31, 2024 and 2023, there was a provision for obsolescence of €0 and €402,908, respectively.

The Company outsourced the management of inventories to a third party with all the inventories located in a warehouse owned by the third party. The Company pays a monthly fee to the warehouse company for insurance coverage of the inventories, as stated in the agreement between both parties.

Due to the flash flooding event in Valencia on October 29, 2024, the Company suffered inventory damage in its warehouse, resulting in an impairment loss on inventory of €2,133,385; but was able to recognize income from insurance coverage on damaged inventory of €1,937,819.

NOTE 6 – PREPAID EXPENSE

Prepaid expense as of December 31, 2024 and 2023 are summarized as below:

	December 31,	December 31,
	2024	2023
Advancement to suppliers for inventory	€771,862	€788,622
Advancement for PP&E under construction	11,683	11,683
Prepaid Insurance	219,007	230,027
Security deposits and others	17,832	17,822
	€1,020,384	€1,048,154

NOTE 7 – INVESTMENTS

As of December 31, 2024, the Company had short-term investment of €52,050, comprised of a short-term commercial deposit of €44,050 with an assembling vendor and a short-term commercial deposit with a sales company of €8,000. During the year ended December 31, 2024, the Company recognized interest income of €63,118 from the investments.

As of December 31, 2023, the Company had short-term investments of €2,044,050, comprised of two short-term investments in the bank for aggregate amount of €2,000,000 with repayment terms ranging from 6-7 months, an annual interest rate ranging from 3.54%-3.37% and a short-term commercial deposit of €44,050 with an assembling vendor. During the year ended December 31, 2023, the Company recognized interest income of €444 from its investments.

NOTE 8 – PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2024 and 2023 are summarized as follows:

	December 31,	December 31,
	2024	2023
Furniture	€65,118	€56,232
Laboratory Photovoltaic Installation	232,806	116,912
Tools and Machinery	7,838	6,026
Computer	14,915	14,915
	320,677	194,085
Accumulated depreciation	(46,815)	(35,001)
	€273,862	€159,084

During the years ended December 31, 2024 and 2023, the Company acquired property and equipment of €126,592 and €28,025, respectively. During the years ended December 31, 2024, 2023 and 2022, the Company recorded depreciation expense of €11,814, €19,424 and €5,069, respectively.

NOTE 9 – INTANGIBLE ASSETS

Intangible assets as of December 31, 2024 and 2023 are summarized as follows:

	December 31,	December 31,
	2024	2023
Other Intangible development	€1,563,923	€636,970
Software SKN1	248,419	248,419
Computer application	33,755	33,755
Web page	6,010	6,010
	1,852,107	925,154
Amortization	(139,132)	(89,448)
	€1,712,975	€835,706

During the years ended December 31, 2024 and 2023, the Company made additions to other intangible developments of €924,745 and €516,684, respectively. other intangible developments refer to different projects of the IT teams, mainly the new Turbo Energy App software platform and the new SUNBOX prototypes. These developments are expected to be ready for use in 2025.

During the years ended December 31, 2024, 2023 and 2022, the Company recorded amortization expense of €49,684, €49,984 and €858, respectively. The Company evaluated intangible assets for impairment for the years ended December 31, 2024, 2023, and 2022 and determined that there are no impairment losses.

NOTE 10 – ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued labilities as of December 31, 2024 and 2023 are summarized as follows:

	December 31,	December 31,
	2024	2023
Trade payable	€2,024,811	€1,847,575
VAT payable	56,368	69,426
Payroll taxes payable	56,899	56,419
Customer deposits	772,740	70,139
	€2,910,818	€2,043,559

NOTE 11 – RELATED PARTY TRANSACTIONS

Amount due from (to) as of December 31, 2024 are summarized as follows:

Due from related parties:

	Ultimate	Senior	Other group
	partner	partner	companies	Total
Credits pending collection	€-	€-	€16,908	€16,908
Long-term investment	-	-	112,725	112,725
Trade receivables	250	-	116,337	116,587
Total	€250	€-	€245,970	€246,220

Due to related parties:

	Ultimate	Senior	Other group
	partner	partner	companies	Total
Credits pending to pay	€-	€(1,900,000)	€(784)	€(1,900,784)
Credits pending collection	-	164,380	-	164,380
Trade payable	-	(2,196)	(53,445)	(55,641)
Total	€-	€(1,737,816)	€(54,229)	€(1,792,045)

Amount due from (to) as of December 31, 2023 are summarized as follows:

Due from related parties:

	Ultimate	Senior	Other group
	partner	partner	companies	Total
Credits pending collection	€-	€-	€175,771	€175,771
Long-term investment	-	-	2,550	2,550
Trade receivables	-	-	1,422,952	1,422,952
Total	€-	€-	€1,601,273	€1,601,273

Due to related parties:

	Ultimate	Senior	Other group
	partner	partner	companies	Total
Credits pending to pay	€-	€(3,800,000)	€-	€(3,800,000)
Credits pending collection	-	72,444	(784)	71,660
Trade payable	-	(119,610)	-	(119,610)
Total	€-	€(3,847,166)	€(784)	€(3,847,950)

All the amounts due to and from related parties are unsecured, non-interest bearing and due on demand, except for the loan agreement from Umbrella Global Energy of €3,800,000. This loan was formalized and signed on June 30, 2023 for a period of five years, with a market interest rate of 6.25% per year, payable bi-annually. During the year ended December 31, 2024, Turbo Energy has repaid €1,300,000. Also, during the year ended December 31, 2024, €600,000 of the loan was converted to partner contribution. As of December 31, 2024, the loan amount was €1,900,000.

During the years ended December 31, 2024, 2023 and 2022, a total amount of €183,777, €118,750 and €0 has been paid for interest, respectively.

Transactions with related parties during the years ended December 31, 2024, 2023 and 2022 were summarized as follows:

Year Ended December 31, 2024

	Ultimate	Senior	Other group
	partner	partner	companies	Total
Sales	€742	€-	€305,909	€306,651
*Services received	-	(1,133,890)	-	(1,133,890)
Total	€742	€(1,133,890)	€305,909	€(827,239)

*	Comprised of selling and administrative – related parties of €848,832, salaries and benefits – related parties of €101,281 (including stock-based compensation of €88,248) and interest expense – related parties of €183,777.

Year Ended December 31, 2023

	Ultimate	Senior	Other group
	partner	partner	companies	Total
Sales	€28,419	€2,418	€1,349,710	€1,380,547
*Services received	-	(1,139,518)	-	(1,139,518)
Purchases	-	-	(1,201,244)	(1,201,244)
Total	€28,419	€(1,137,100)	€148,466	€(960,215)

*	Comprised of selling and administrative – related parties of €1,010,769, salaries and benefits – related parties of €9,999 and interest expense – related parties of €118,750.

Year Ended December 31, 2022

	Senior	Other group
	partner	companies	Total
Sales	€-	€836,804	€836,804
Services received	(547,912)	-	(547,912)
Purchases	-	(30,696)	(30,696)
Total	€(547,912)	€806,108	€258,196

Our related party transactions during the fiscal year ended December 31, 2024 include sales of products or services made to or purchases of products or services from affiliated group companies that are under common control and to associates of such group companies. These transactions include income accrued from the commercial activities of our Company. The purchases relate to merchandise that we sell in its normal course of commercial operations.

Umbrella Global Energy, as the holding company of the group, assumes all structural costs such as those related to human resources, licenses, legal, tax, labor, marketing and other generic structural costs. A margin of 13% is applied to these costs and the resulting amount is distributed to the four most significant companies in the group based on their estimated revenue in the monthly management fees.

During the years ended December 31, 2024, 2023 and 2022, the Company incurred management fees to Umbrella Global Energy, S.A. of €840,000, €1,005,434 and €547,912, respectively.

No compensation has been paid to the executives under Crocodile Investment SLU. The Company expects to continue with the same allocation structure in the future.

NOTE 12 – DEBT BOND

On August 26, 2024, the Company entered into an agreement with Enerfip, a leading France-based crowdfunding platform dedicated to renewable energy projects and regulated by The French Financial Markets Authority and Prudential Control and Resolution Authority (the “Enerfip Agreement”). Pursuant to the Enerfip Agreement, the Company closed on subscriptions by European individual investors, raising total gross proceeds of €914,110 (approximately US$989,886) through a 36-month simple debt bond with an interest rate of 8.75%. The Company received net proceeds of €865,882, net of share issuance cost of €48,228.

	December 31,	December 31,
	2024	2023
Debt bond	€865,882	€-
less: current portion	(91,411)	-
	€774,471	€-

During the years ended December 31, 2024, 2023 and 2022, interest expense totaled €14,901, €0 and €0, respectively. As of December 31, 2024 and 2023, the accrued interest was €14,901 and €0, respectively.

NOTE 13 – BANK LOANS

Bank loans as of December 31, 2024 and 2023 are summarized as follows:

	December 31,	December 31,
	2024	2023
Bank loans	€90,756	€328,236
Lines of credit	4,279,193	3,661,662
	4,369,949	3,989,898
less: current portion	(4,369,949)	(3,895,585)
	€-	€94,313

The terms and conditions of outstanding bank loans are as follows:

		Nominal		December 31, 2024		December 31, 2023
		interest	Year of	Face	Carrying	Face	Carrying
Bank Loans	Currency	rate	maturity	Value	Amount	Value	Amount
Bankia SA	EUR	1.50%	2025	400,000	34,638	400,000	136,378
Targobank SA	EUR	1.87%	2025	100,000	12,886	100,000	38,322
Banco de Sabadell SA	EUR	1.50%	2025	250,000	21,411	250,000	85,004
Liberbank	EUR	1.55%	2025	170,000	21,821	170,000	68,532
				€920,000	€90,756	€920,000	€328,236

During the years ended December 31, 2024, 2023 and 2022, the Company incurred bank loan interest expense of €5,367, €12,618 and €9,977, respectively.

The Company’s obligations are secured by substantially all of the assets of the Company.

Principal repayments to maturity by fiscal year are as follows:

Year ended December 31,
2025	€90,756
Total	€90,756

In addition, the Company maintains the following lines of credit:

As of December 31, 2024

				December 31,
		Nominal		2024
	Credit	interest		Carrying
Line of credit	Limit	rate	Maturity	Value
Caixabank	€2,500,000	0.60% + Euribor	3/25/2025	€2,455,013
Sabadell	2,400,000	1.20% + Euribor	2/8/2025	196,576
BBVA	1,570,000	1.90% + Euribor	12/22/2025	992,712
Santander	4,000,000	0.45% + Euribor	2/28/2025	30,720
Bankinter	2,690,000	0.90% + Euribor	3/20/2025	494,172
Bankinter	110,000	0.75% + Euribor	3/20/2025	110,000
	€13,270,000			€4,279,193

As of December 31, 2023

				‘December 31,
		Nominal		2023
	Credit	interest		Carrying
Line of credit	Limit	rate	Maturity	Value
Caixabank	€2,500,000	2.00% + Euribor	4/25/2024	€2,308,058
Sabadell	2,700,000	2.75% + Euribor	5/28/2024	-
BBVA	1,500,000	1.65% + Euribor	12/22/2024	270,866
Santander	4,000,000	1.65% + Euribor	6/28/2024	1,012,738
Abanca	700,000	2.00% + Euribor	11/30/2024	-
Bankinter ICO	700,000	1.40% + Euribor	6/21/2024	70,000
	€12,100,000			€3,661,662

The Company has €3.6 million facility that is unsecured and can be drawn down to meet short-term financing needs. The facility has a maturity of one to three years for the ICO credit lines that renews automatically at the option of the Company. Interest is payable at an average rate of Euribor plus 2.11 basis points. During the years ended December 31, 2024, 2023 and 2022, the Company incurred interest expense from line of credit of €147,761, €133,977 and €192,391, respectively.

NOTE 14 – SHARE CAPITAL

Authorized

The Company has authorized 75,085,700 ordinary shares with a par value of €0.05.

Issuances

On September 22, 2023, the Company announced its initial public offering of 1,000,000 American Depositary Shares (“ADSs”), representing 5,000,000 ordinary shares, at a price of $5.00 per ADS to the public for a total of $5,000,000 of gross proceeds to the Company, before deducting underwriting discounts and offering expenses (the “Offering”). In connection with the Offering, the American Depositary Shares began trading on the Nasdaq Capital Market under the symbol “TURB.” During December 2023, the Company issued 5,000,000 ordinary shares from the initial public offering for proceeds of €3,354,781, net of share offering costs and underwriting cost of €1,350,200.

During December 2022, we issued 50,000,000 ordinary shares (pre-stock split: 2,500,000 shares) for proceeds of €2,500,000, to our parent company, who was also our sole shareholder at that time.

The Company has reflected the issuance of ordinary shares for all periods presented due to their nominal value, relative to the Offering. The Company accounted for the proceeds as share capital in the year ended December 31, 2022. Earnings per share and ordinary shares outstanding have been retroactively reflected to show this issuance from the earliest period reported.

Stock Split

In February 2023, the Company effected a forward stock split of the issued and outstanding ordinary shares on a 20-for-1 basis. We increased our issued and outstanding share capital from 2,504,285 ordinary shares to 50,085,700 ordinary shares. The Commercial Registry of Valencia approved the forward stock split on February 1, 2023. The consolidated financial statements retrospectively reflected the forward stock split.

Issued and outstanding

As of December 31, 2024 and 2023, the total issued and outstanding share capital consisted of 55,085,700 ordinary shares at €2,754,285, all subscribed and paid up.

Restricted Stock Units

On April 5, 2024, the Compensation Committee and the Board of Directors of the Company approved the grant of 1,780,328 Restricted Share Units (RSUs) which can be converted into 356,067 American Depositary Shares (“ADS”) of the Company, representing 1,780,328 Ordinary Shares of the Company, to certain officers, directors and employees of the Company with a vesting date of January 1, 2027. During the year ended December 31, 2024, the Company recorded €103,810 in stock-based compensation expense. The stock-based compensation incurred from RSUs awarded was reported under salaries and benefits – related parties in the statements of operations with share-based payment reserve of €88,247 recognized under reserve in the balance sheets.

The 1,780,328 RSUs were valued at €383,064 based on the price of the Company’s ADS which was €1.08 per ADS on the grant date of April 5, 2024.

A summary of activity regarding the RSUs issued was as follows:

Weighted Average
	Ordinary	Grant Date Fair Value
	Shares	Per Share
Balance, December 31, 2023	-	€-
Granted	1,780,328	0.22
Vested	-	-
Forfeited	-	-
Balance, December 31, 2024	1,780,328	€0.22

As of December 31, 2024, the unrecognized stock-based compensation of €294,817 is expected to be recognized over a weighted -average period of 2.5 years.

NOTE 15 – RESERVE

As of December 31, 2024 and 2023, reserve was €1,411,846 and €1,411,846 comprised of legal reserves and other reserves, respectively.

Legal reserve

In accordance with the Capital Company Law, companies must allocate an amount equal to 10% of the profit for the year to the legal reserve until it reaches 20% of the share capital. The legal reserve may only be used to increase the share capital. Except for the above purpose and as long as it does not exceed 20% of the share capital, the legal reserve can only be used to offset losses, provided there are no other reserves available which are sufficient for this purpose. As of December 31, 2024 and 2023, it was partially constituted after the aforementioned capital increase. As of December 31, 2024 and 2023, legal reserve was €500,857 and €500,857, respectively.

Other reserve

The Company maintains an unrestricted reserve for undistributed profits from previous years. As of December 31, 2024 and 2023, other reserves were €910,989 and €910,989, respectively.

NOTE 16 – LEASES

As of December 31, 2024 and 2023, the Company had the following lease obligations:

		December 31,	December 31,
Discount Rate	Maturity	2024	2023
1.5% - 3.0%	2024-2025	€32,367	€37,579
1.5% - 3.0%	2024-2025	3,958	18,487
		€36,325	€56,066

Balance - December 31, 2022	€95,059
Lease liability additions	19,353
Repayment of Lease liability	(60,523)
Interest expense on lease liabilities	2,177
Balance - December 31, 2023	€56,066
Lease liability additions from lease modification	41,944
Repayment of Lease liability	(63,996)
Interest expense on lease liabilities	2,311
Balance - December 31, 2024	€36,325

On September 8, 2020, the Company entered into a vehicle lease agreement under a four-year term and monthly lease payment of €527.

On June 1, 2022, the Company entered into an office lease agreement under a two-year term extensible for three years upon expiry and monthly lease payment of €3,384 during the first year and €3,492 during the second year. On April 1, 2024, the Company extended the office lease for one additional year starting from June 2024 through May 2025 with a monthly payment of €3,618.

On September 26, 2022, the Company entered into a vehicle lease agreement under a three-year term and monthly lease payment of €420.

On November 15, 2022, the Company entered into a vehicle lease agreement under a three-year term and monthly lease payment of €417.

On August 17, 2023, the Company entered into a vehicle lease agreement under a three-year term and monthly lease payment of €572.

The following table summarizes the maturity of our lease liabilities as of December 31, 2024:

2025	€33,020
2026	4,000
Total lease payments	37,020
Less: financing cost	(695)
Lease liabilities	€36,325

As of December 31, 2024 and 2023, the Company has right-of-use assets as follows:

Balance - December 31, 2022	€94,106
Additions	19,353
Depreciation	(58,524)
Balance - December 31, 2023	€54,935
Additions from lease modification	41,944
Depreciation	(61,568)
Balance - December 31, 2024	€35,311

NOTE 17 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Set out below are categories of financial instruments and fair value measurements as of December 31, 2024 and 2023:

	December 31,	December 31,
	2024	2023
Financial assets at fair value
Cash and cash equivalents	€2,384,625	€620,531

Financial assets at amortized cost
Accounts receivable and other receivables	€2,926,132	€2,221,080
Amount due from related parties	€246,220	€1,601,273

Financial liabilities at amortized cost
Accounts payable and accrued liabilities	€2,910,818	€2,043,559
Amount due to related parties	€1,792,045	€3,847,950
Lease liabilities	€36,325	€56,066
Bank loans	€4,369,949	€3,989,898
Debt bond	€865,882	€-

Liquidity risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due in the normal course of business. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price. Difficulty accessing the capital markets could impair the Company’s capacity to grow, execute its business model and generate financial returns. The Company manages its liquidity risk by monitoring its operating requirements to ensure financial resources are available, actively monitoring market conditions and by diversifying its sources of funding and maintaining a diversified maturity profile of its debt obligations.

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

For the year ended December 31, 2024, there were two customers who accounted for greater than 10% of the Company’s revenue, which represented 12% of the Company’s revenue. For the year ended December 31, 2023, there were no customers who accounted for greater than 10% of the Company’s revenue.

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

 Interest risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its lines of credit due to fluctuations in interest rates. The Company’s bank loans and leases have fixed rates of interest resulting in limited interest rate fair value risk for the Company. The Company manages interest rate risk by negotiating financing terms in individual arrangements that are most advantageous, considering all relevant factors including credit margin, term and basis. The risk management objective is to minimize the potential for changes in interest rates to cause adverse changes in cash flows to the Company.

Other price risk

Other price risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments traded in the market. The Company is not exposed to other price risk.

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

There were no changes to the Company’s approach to capital management during the years ended December 31, 2024 and 2023. The Company is not subject to externally imposed capital requirements.

NOTE 18 – INCOME TAX

The Company conducts its major businesses in Spain and is subject to tax in this jurisdiction. During the years ended December 31, 2024, 2023 and 2022, all taxable income of the Company is generated in Spain.

During 2024, 2023 and 2022, the general tax rate to which the Company is subject is 25%.

The below table summarizes the computation of income tax expense for the year ended December 31, 2024, 2023 and 2022:

	Year Ended December 31,
	2024	2023	2022
Net income (loss) before taxes	€(4,481,601)	€(3,130,635)	€1,395,092
Add: permanent differences	2,539,999	886,178	59,930
Add (less): temporary differences	1,941,602	(68,819)	1,321
Less: cancellation of negative tax base	-	-	-
Taxable income (loss)	-	(2,313,276)	1,456,343
Tax rate at 25%	-	(93,022)	364,086
Add (less): deferred income tax expenses (recovery)	(1,144,601)	(1,023,826)	2,428
Income tax expense (recovery)	€(1,144,601)	€(1,116,848)	€366,514

The following table provides a reconciliation between the statutory rate and the effective income tax rate, expressed as a percentage of income before income taxes:

	Year Ended December 31,
	2024	2023	2022
Tax at the statutory rate	25.0%	25.0%	25.0%
Penalties	0.0%	-7.1%	1.1%
Cancellation of negative tax basis	0.0%	0.0%	0.0%
Temporary differences	-10.8%	0.5%	0.0%
Tax Credit	0.0%	0.0%	0.0%
Effective tax rate	14.2%	18.4%	26.1%

The Company has carried out a detailed analysis of the recoverability of the deferred assets recorded on its balance sheet. Since Turbo Energy is fiscally consolidated with its parent company, Umbrella Global Energy, the analysis has been conducted in collaboration with independent experts and is based on the Group’s projections of taxable profits and resource generation in foreseeable future.

Umbrella Global Energy has achieved the connection of up to three IPP plants during 2025 and will connect another five during the next months in 2025, that in the best judgment of the management will generate enough taxable profits to fully utilize Company’s recorded tax losses.

Under Spanish Corporate Income Tax law, a group of companies can opt to be taxed as a fiscal unit, meaning that the group is treated as a single taxpayer.

The parent company and its subsidiaries form the tax group. The group files a single consolidated tax return, being the taxable base of the group the aggregate of the individual bases, adjusted by consolidation adjustments (such as eliminations and incorporation of internal gains/losses). Companies and groups of companies with tax loss carryforwards (BINS) can use them to offset future profits.

NOTE 19 – REVENUE

The Company's sales are derived from sales of electronic products and services. The following is the Company’s revenue by geographical markets during the years ended December 31, 2024, 2023 and 2022:

	Year Ended December 31,
	2024	2023	2022
Spain	€7,397,108	€10,886,713	€26,566,549
Europe	1,598,591	1,679,395	3,609,252
Rest of the world	420,920	537,571	970,575
	€9,416,619	€13,103,679	€31,146,376

During the years ended December 31, 2024, 2023 and 2022, the Company recognized revenue of €9,416,619, €13,103,679 and €31,146,376, respectively, of which €306,651, €1,380,547 and €836,804 derived from related parties, respectively.

We consider related parties those companies that are part of Umbrella Energy Group.

NOTE 20 – COST OF REVENUE

	Year Ended December 31,
	2024	2023	2022
Purchase of finished goods	€16,876,097	€18,804,222	€33,306,036
Purchase of raw materials	-	1,530	1,530
Outsourcing service	295,813	22,184	22,184
Inventory adjustment	(8,091,567)	(6,784,373)	(6,784,373)
	€9,080,343	€12,043,563	€26,545,377

During the year ended December 31, 2024, 2023 and 2022, the Company incurred cost of sales of €9,080,343, €12,043,563 and €26,545,377, respectively, of which €0, €1,201,244 and €30,696 were derived from related parties, respectively.

NOTE 21 – SELLING AND ADMINISTRATIVE EXPENSES

The Company incurred the following selling and administrative expenses during the years ended December 31, 2024, 2023 and 2022.

	Year Ended December 31,
	2024	2023	2022
Professional fees	€1,787,047	€1,247,866	€992,118
Shipping and handling expenses	288,645	290,787	417,739
Warehouse handling	65,741	78,095	136,762
Miscellaneous operating expenses	229,202	242,827	59,049
Marketing and advertising	159,543	335,303	127,989
Leases and royalties	169,643	142,503	120,046
Insurance premiums	163,975	52,726	65,412
Repair and conservation	5,115	15,510	21,493
Supplies	4,538	3,909	3,593
Other management expense	1,473	-	-
Fines and penalty	-	2,396	59,930
Depreciation of property and equipment	11,814	19,424	5,069
Amortization of intangible assets	49,684	49,984	858
Amortization of right-of-use assets	61,568	58,524	36,353
	€2,997,989	€2,539,854	€2,046,411

During the years ended December 31, 2024, 2023 and 2022, the Company incurred selling and administrative expenses of €2,997,989, €2,539,854 and €2,046,411, respectively, of which €848,832, €1,010,769 and €547,912 derived from related parties, respectively.

NOTE 22 – SUPPLEMENTAL CASH FLOW INFORMATION

Set out below are non-cash investing and financing activities during the years ended December 31, 2024, 2023 and 2022:

Non-cash investing and financing activities:

	Year Ended December 31,
	2024	2023	2022
Reallocation of opening deficit to reserve	€-	€(1,028,578)	€(267,222)
Recognition of right-of-use assets from lease extension	€41,944	€-	€-
Recognition of right-of-use assets from lease addition	€-	€19,353	€109,506
Conversion from related party loan to capital contribution	€600,000	€-	€-
Derecognition of right-of-use assets	€-	€-	€34,777

During the years ended December 31, 2024, 2023 and 2022, the Company paid interest of €168,030, €404,093 and €202,368, respectively, and income taxes of €0, €0 and €405,347, respectively.

NOTE 23 – SUBSEQUENT EVENTS

On April 1, 2025, the Company announced that it received UL certifications for its SUNBOX Home solar energy storage system developed for residential installations in the United States. Achieving this milestone has enabled Turbo Energy to advance its global expansion strategy and launch product sales in the U.S.

On March 26, 2025, the Company announced that it had filed a lawsuit in the Mercantile Court of Madrid in the Kingdom of Spain against China-based Sigenergy International S.L. in an action for the cessation and rectification of illegal advertising relating to its baseless claim that its product marketed as SigenStor is the “world’s first highly integrated 5-in-1 energy storage system.”

On March 19, 2025, the Company announced its expansion into Latin America with the introduction of our new Energy-as-a-Service financing program, which enables C&I customers in Chile to acquire, deploy and capitalize on advanced solar energy production systems integrated with SUNBOX Industry and its innovative AI-powered energy management system, without the need to make large upfront investments in equipment.  We further disclosed that we completed the debut installation of the SUNBOX Industry smart energy storage system in the Alto Labranza shopping center located in Temuco, Chile. The full project involved the implementation of a hybrid solar generation and active storage system consisting of a photovoltaic installation integrated with the SUNBOX Industry system featuring 102.4 kWh of capacity and supported by Turbo Energy’s AI-optimized energy management system.

As previously disclosed on the Form 6-K filed with the United States Securities and Exchange Commission on September 11, 2024, Turbo Energy entered into an agreement dated August 26, 2024 (the “Agreement”) with Enerfip, a leading France-based crowdfunding platform dedicated to renewable energy projects and regulated by the French Financial Markets Authority and Prudential Control and Resolution Authority. Pursuant to the Agreement, on January 7, 2025 and on February 27, 2025, the Company closed on a second and third tranche, respectively, of subscriptions by European individual investors, raising total gross proceeds of €619,410 (approximately US$643,666) and €1,000,000 (approximately US$1,078,475), respectively, through a simple debt bond with an interest rate of 8.75% and maturity of 36 months from October 24,2024, the closing date of the first tranche. The proceeds will be utilized to support the Company’s plans to accelerate its international expansion initiatives, with particular focus on introduction of Turbo Energy’s proprietary SUNBOX solar energy storage solutions to the U.S. and Latin American markets.

On February 26, 2025, Turbo Energy announced the market launch of our new SUNBOX Home Lite, which combines the sleek design and robust functionality of the original SUNBOX Home with a focus on small homes requiring less than 15kh of solar energy storage.

On February 11, 2025, the Company announced the appointment of Julian Groves to its Board of Directors, which was approved by the shareholders on December 18, 2024 at the Extraordinary General Meeting of Shareholders.