Form 20-F
period 2025-12-31
Turbo Energy, S.A.
filed 2026-05-15
CIK 1963439

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Plaza de América 2, 4AB

Valencia, Spain 46004

(Address of Principal Executive Offices)

Mariano Soria, Chief Executive Officer

+34 961 196 250

marianosoria@turbo-e.com

Plaza de América 2, 4AB

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2025): There were 55,085,700 shares of the registrant’s ordinary shares outstanding, par value €0.05 per share.

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

Yes ☐ No ☒

Annual Report on Form 20-F

Year Ended December 31, 2025

i

INTRODUCTORY NOTES

Use of Certain Defined Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to:

●	“we,” “us,” “the Company,” “our” or “our Company” are to the combined business of Turbo Energy, S.A. (named before Turbo Energy S.L.), a Spanish corporation, and its consolidated subsidiary;

●	“Umbrella Global” is to Umbrella Global Energy, S.A. a company established under the laws of the Kingdom of Spain on March 23, 2018, our parent company. Mr. Enrique Selva Bellvis, Chairman of the Board, owns 23.21% shares of Umbrella Global. Crocodile Investment owns 54% shares of Umbrella Global. Umbrella Global is a public company listed on BME GROWTH;

●	“Turbo Energy Solutions” is to Turbo Energy Solutions S.L.U. (named before IM2 Proyecto 35 S.L.U), a company established under the laws of the Kingdom of Spain on August 1, 2019, our wholly owned subsidiary;

●	“Crocodile Investment” is to Crocodile Investment, S.L.U., a company established under the laws of the Kingdom of Spain on November 8, 2013. Crocodile Investment is Umbrella Global’s 54% shareholder. Mr. Enrique Selva Bellvis, Chairman of the Board, owns 100% shares of Crocodile Investment;

●	“EUR euros,” “euros” and “€” are to the legal currency of the European Union; and

●	“U.S. dollars,” “dollars,” “USD,” “US$,” or “$” are to the legal currency of the United States.

Forward-Looking Statements

In addition to historical information, this annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. We use words such as “believe,” “expect,” “anticipate,” “project,” “target,” “plan,” “optimistic,” “intend,” “aim,” “will” or similar expressions which are intended to identify forward-looking statements. Such statements include, among others, those concerning market and industry segment growth and demand and acceptance of new and existing products; any projections of sales, earnings, revenue, margins or other financial items; any statements of the plans, strategies and objectives of management for future operations; and any statements regarding future economic conditions or performance, as well as all assumptions, expectations, predictions, intentions or beliefs about future events. You are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, as well as assumptions, which, if they were to ever materialize or prove incorrect, could cause the results of the Company to differ materially from those expressed or implied by such forward-looking statements. Potential risks and uncertainties include, among other things, the possibility that third parties hold proprietary rights that preclude us from marketing our products, the emergence of additional competing technologies, changes in domestic and foreign laws, regulations and taxes, changes in economic conditions, uncertainties related to legal system and economic, political and social events in Spain, a general economic downturn, a downturn in the securities markets, and other risks and uncertainties which are generally set forth under Item 3 “Key information - D. Risk Factors” and elsewhere in this annual report.

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

Summary of Risk Factors

Investing in our Company involves significant risks. These risks include the following:

●	Our products may experience quality problems from time to time that could result in negative publicity, litigation, product recalls and warranty claims, which could result in decreased revenues and harm to our brands.

●	We expect to incur research and development costs and devote significant resources to developing new solar energy storage and management products, which could significantly reduce our profitability and may never result in revenue to the Company.

●	Our success depends on our ability to develop new products and capabilities that respond to customer demand, industry trends or actions by our competitors and failure to do so may cause us to lose our competitiveness in the photovoltaic energy storage industry and may cause our profits to decline.

●	We are dependent on a few customers for a significant amount of our net revenues.

●	We depend on limited-source suppliers for key components and products. If we are unable to source these components and products on a timely basis, we will not be able to deliver our products to our customers.

●	If we or our contract manufacturers are unable to obtain raw materials in a timely manner or if the price of raw materials increases significantly, production time and product costs could increase, which may adversely affect our business.

●	Failure to regain compliance with Nasdaq could result in the delisting of our ADSs from The Nasdaq Capital Market, which would adversely affect the liquidity and market price of our securities.

●	The loss of, or events affecting, one of our major customers could reduce our sales and have an adverse effect on our business, financial condition and results of operations.

●	We currently report our financial results under IFRS, which differs in certain significant respect from U.S. generally accepted accounting principles.

●	We are a Spanish corporation, and it may be difficult to enforce judgments against us in U.S. domestic courts.

●	We are dependent on information technology systems, infrastructure and data. We or third parties upon which we rely could be subject to breaches of our information technology systems caused by system security risks, failure of our data protection, cyberattacks and erroneous or non-malicious actions or failures to act by our employees or others with authorized access to our networks, which could cause significant reputational, legal and financial damages.

●	The software we use in providing system configuration recommendations, potential energy savings estimates, weather forecasts and other data metrics to customers relies, in part, on third party information that may not be accurate, or up-to-date; this may therefore generate inaccurate recommendations or estimates, which could potentially harm our reputation and customer confidence.

●	If we fail to protect, or incur significant costs in enforcing, our intellectual property and other proprietary rights, our business and results of operations could be negatively impacted.

●	If we fail to retain our key personnel or if we fail to attract additional qualified personnel, we may not be able to achieve our anticipated level of growth and our business could suffer.

●	Our planned expansion into existing and new markets could subject us to additional business, financial and competitive risks.

●	If we do not forecast demand for our products accurately, we may experience product shortages, delays in product shipment or excess product inventory, any of which will adversely affect our business and financial condition.

●	Changes in the United States trade environment, including the recent imposition of import tariffs, could adversely affect the amount or timing of our future revenue, results of operations or cash flows.

●	Our international operations subject us to additional risks that could adversely affect our business, results of operations and financial condition.

●	Changes in current laws or regulations or the imposition of new laws or regulations, or new interpretations thereof, in the solar energy sector, by federal or state agencies in the United States or foreign jurisdictions could impair our ability to compete, and could materially harm our business, financial condition and results of operations.

●	The deposit agreement provides that any legal action may only be instituted in a state or federal court in the city of New York, which may result in holders of our ADSs or ordinary shares having limited choice of forum and limited ability to obtain a favorable judicial forum for complaints against us or our respective directors, officers or employees.

●	The deposit agreement waives holders of our ADSs’ right to jury trial in any legal proceeding arising out of the deposit agreement or the ADRs against us and/or the depository, which could result in less favorable outcomes to the plaintiffs in any of such actions.

●	The form of Representative’s Warrant provides that any legal action may only be instituted in a state or federal court in the city of New York, New York, which may result in holders of the Representative’s Warrant having limited choice of forum and limited ability to obtain a favorable judicial forum for complaints against us or our respective directors, officers or employees.

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

●	Mr. Enrique Selva Bellvis, our Chairman of the Board, currently owns a majority of our outstanding ordinary shares. As a result, he has the ability to approve all matters submitted to our shareholders for approval.

●	Future issuances of our ADSs or ordinary shares or securities convertible into, or exercisable or exchangeable for, our ordinary shares, or the expiration of lock-up agreements that restrict the issuance of new ADSs or ordinary shares or the trading of outstanding ADSs or ordinary shares, could cause the market price of our ADS to decline and would result in the dilution of your holdings.

●	We have broad discretion in the use of our cash and cash equivalents, including the net proceeds we received in our initial public offering, and may not use them effectively.

●	Holders of ADSs are not treated as holders of our ordinary shares.

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

Our future growth depends on penetrating new markets, adapting existing products to new applications and customer requirements, and introducing new products that achieve market acceptance. We plan to incur significant research and development costs in the future as part of our efforts to design, develop, manufacture and introduce new products and enhance existing products. Our research and development expenses were 267,740 (approximately US$ 314,220), €361,333 and €361,420 during the fiscal years ended December 31, 2025, 2024, and 2023, respectively, and are likely to grow in the future. Further, our research and development program may not produce successful results, and our new products may not achieve market acceptance, create additional revenue or become profitable.

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

Our net loss for the years ended December 31, 2025, 2024 and 2023 totaled €(1,156,309) (approximately US$(1,357,044), €(3,337,000) and €(2,013,788), respectively.  We cannot predict when or whether we will reach or maintain profitability.

We are dependent on a few customers for a significant amount of our net revenues.

Historically a significant amount of our product sales has been generated from a small number of customers. For example, our top 10 customers, on an aggregate basis, accounted for approximately €13,418,531 (approximately $15,747,988) in revenue or 68% of our total revenue for the fiscal year ended December 31, 2025. For the fiscal year ended December 31, 2024, revenues from our top 10 customers accounted for approximately €4,391,090, or 44.9% of our total revenue. For the fiscal year ended December 31, 2023, revenues from our top 10 customers accounted for approximately €5,004,061, or 35.9% of our total revenue.

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

Since 2020, the European Union’s inflation rate has risen from 0.48% in 2020 to 2.3% as of December 2025. However, recent inflationary pressures have not had a significant impact on our operations. While inflation is recognized as a potential risk, we do not believe that the impact of inflation on our operations is material. It is possible, however, that future inflationary pressures could have a greater impact on our operations, and we will monitor this risk closely.

We are dependent on a limited number of suppliers for our batteries, inverters, and photovoltaic modules and the inability of these suppliers to continue to deliver, or their refusal to deliver, these products at prices and volumes acceptable to us would have a material adverse effect on our business, prospects and operating results.

We source batteries, inverters, and photovoltaic modules from a limited number of manufacturers located in China. For batteries, while we obtain components for our products and systems from multiple sources whenever possible, we have spent a great deal of time in developing and testing our batteries that we receive from our key suppliers. We currently have five different battery suppliers who are all located in China. For our inverters, we import them from a two partners suppliers based in China. The current reliance on partners suppliers from China for our main products has not, to date, posed any material drawbacks. The large number of suppliers in that country means that we can change suppliers with some ease. A geopolitical conflict with China on a global level would be a potential supply problem, although the economic impact on a large scale in all sectors and in all markets would be even more serious than the lack of supplies.

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

Additionally, new laws regulating AI - in particular generative AI, algorithmic recommendation and deep synthesis technologies - have been enacted in China, and in August 2024, the European Union’s EU AI Act entered into force, establishing a comprehensive, legal framework for the regulation of AI systems across the EU. The majority of obligations under the EU AI Act will apply from August 2026, and once fully applicable, the EU AI Act will have a material impact on the way AI is regulated in the EU, including requirements around transparency, conformity assessments and monitoring, risk assessments, human oversight, security, accuracy, general purpose AI and foundation models. There is also an increase in litigation in a number of jurisdictions, including the United States, relating to the development, security and use of AI.

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

Mr. Enrique Selva Bellvis, our Chairman of the Board, currently owns approximately 62.39% of our outstanding ordinary shares as of the date of this annual report. He therefore may have the ability to approve all matters submitted to our shareholders for approval including:

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

If we were a PFIC for any taxable year during which a U.S. investor holds shares, certain adverse U.S. federal income tax consequences could apply to such U.S. investor. See “Material Income Tax Considerations-U.S. Federal Income Taxation Considerations-Passive Foreign Investment Company Consequences” for additional information.

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

Failure to regain compliance with Nasdaq could result in the delisting of our ADSs from The Nasdaq Capital Market, which would adversely affect the liquidity and market price of our securities.

On January 12, 2026, we received a notice from The Nasdaq Stock Market LLC (“Nasdaq”) stating that, based on our reported financial information, we are no longer in compliance the continued listing requirement to maintain a minimum of $2.5 million in stockholders’ equity for companies listed on The Nasdaq Capital Market, as set forth in Listing Rule 5550(b)(1). Consistent with Nasdaq’s standard procedures, the notice provided a 45-day period, until February 26, 2026, for us to submit a plan to regain compliance. We submitted our compliance plan to Nasdaq on February 26, 2026, and are awaiting Nasdaq’s determination; if accepted, Nasdaq may grant us an extension of up to 180 calendar days from the date of the notice to evidence compliance. The notice did not result in the immediate suspension of trading or delisting of our ADSs. However, there can be no assurance that Nasdaq will accept our plan, grant us additional time to regain compliance, or that we will ultimately be able to evidence compliance within any period that may be allowed. If we are unable to regain compliance in accordance with Nasdaq’s requirements, our ADSs could be subject to delisting from the Nasdaq Capital Market.

Any delisting of our ADSs from The Nasdaq Capital Market would have a material adverse effect on the liquidity and market price of our securities. Delisting could also limit or eliminate the news and research coverage for our Company, reduce the willingness of investors, including institutional investors, to hold or purchase our securities, and impair our ability to access the public capital markets on acceptable terms or at all. In particular, if our ADSs were delisted and quoted only on an over-the-counter market, we could experience reduced trading volume and increased price volatility, and it might be more difficult or costly for us to raise additional capital through the sale of equity or equity-linked securities. Equity issuances to regain or maintain compliance, including sales under our at-the-market offering or other offerings under our Form F-3 shelf, may be dilutive to existing shareholders and may occur at prices below the prevailing market price. In addition, we may be required to devote significant management time and incur additional legal, accounting and other expenses to seek to regain compliance, and measures we might take in an effort to do so – such as changes to our operating plan, financing transactions, or other strategic actions – may not be successful and could themselves entail risks and uncertainties.

Moreover, even if Nasdaq accepts our compliance plan, we may be required to achieve specified milestones within prescribed timeframes. Our plan contemplates (i) raising additional equity capital under our effective Form F-3 registration statement, including through this at-the-market offering and/or registered direct offerings, and (ii) seeking shareholder approval to convert approximately €1.2 million of indebtedness owed to our parent company, Umbrella Global Energy, S.A., into equity. Although our parent company currently holds approximately 66% of our voting power and has indicated its intention to vote in favor of the debt conversion, the conversion remains subject to shareholder approval and other corporate and regulatory requirements, and there can be no assurance that it will be completed on the anticipated timeline, or at all. There is no assurance we will meet any required milestones, that market conditions will permit us to raise the targeted amounts, that our operating results or financial condition will improve sufficiently to evidence compliance with Nasdaq’s continued listing standards, or that we will be able to maintain compliance on an ongoing basis. If we are delisted, the terms of any future financing we seek could be less favorable, and delisting could also result in negative publicity and the loss of confidence by suppliers, customers, business partners and employees, any of which could further harm our business, financial condition and results of operations. These risks could materially and adversely affect the market for our securities.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

General Information

Our registered office and corporate headquarters is located at StreetPlaza de América, 2 – 4º B, Valencia, Spain, 46004.

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

Corporate History

Turbo Energy, S.A. was incorporated under the name of Distritech Solutions S.L. on September 18, 2013 under the laws of the Kingdom of Spain. The Company subsequently changed its name to Solar Rocket S.L. on October 7, 2013.

On April 8, 2021, Solar Rocket S.L. merged with Turbo Energy S.L.U. (“Turbo Energy S.L.U.”), a Spanish corporation operating in the solar energy storage sector. Following the merger, Turbo Energy S.L.U. became a wholly-owned subsidiary of Solar Rocket S.L., and the combined entity adopted the name Turbo Energy S.L.

On February 8, 2023, the Company was converted from a Spanish unipersonal limited liability company into a public limited company (sociedad anónima), changing its corporate name to Turbo Energy, S.A. (“Turbo Energy” or the “Company”).

Turbo Energy is a subsidiary of Umbrella Global Energy, S.A. (“Umbrella Global”), a publicly traded renewable energy group. Umbrella Global is the majority shareholder of the Company.

Strategic Evolution

Since its incorporation, Turbo Energy has evolved from a provider of photovoltaic-related products into a technology-driven energy solutions company focused on solar energy storage and intelligent energy management.

The Company has progressively expanded its capabilities beyond hardware manufacturing to include proprietary software, system integration and energy optimization solutions, positioning itself to address the growing demand for distributed, decentralized and digitally managed energy systems.

Subsidiaries and Corporate Structure Developments

Turbo Energy Solutions

On November 8, 2022, Turbo Energy acquired 100% of the ordinary shares of IM2 Energía Solar Proyecto 35 S.L.U. (“IM2”), a company under common control by the Chairman of the Board, for a total consideration of €2,250.

On November 29, 2022, IM2 changed its name to Turbo Energy Solutions S.L.U.

Turbo Energy Solutions was created to support the development of integrated energy solutions, including generation, storage and energy management services, particularly in the commercial and industrial segment.

Merger by Absorption

On April 8, 2021, the merger of Solar Rocket, S.L. (the “Absorbing Company”) and Turbo Energy, S.L.U. (the “Absorbed Company”) was formalized and subsequently registered with the Mercantile Registry of Valencia on August 9, 2021.

The merger, approved by the respective shareholders’ meetings on June 30, 2020, resulted in the dissolution without liquidation of the Absorbed Company and the transfer of its assets and liabilities to the Absorbing Company by universal succession.

The Company recorded the assets and liabilities contributed in accordance with the accounting regulations in force at that time.

New U.S. Subsidiary

In connection with its strategy to expand into the United States market, the Company incorporated Turbo Energy USA, LLC, a wholly-owned subsidiary, on January 1, 2025 as a Delaware limited liability company.

This entity is intended to support the commercialization and deployment of the Company’s energy storage solutions in the U.S. market. As the day of this report, this Company has had a very insignificant activity.

New Chile Joint Venture

On September 6, 2024, Turbo Energy established a 50%-owned subsidiary in Chile, called Smart Solar Solutions, SPA for the development of storage solutions and Energy as a services (EaaS) model products and services.

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

Corporate Structure

The chart below presents our current corporate structure, as of the date of this report:

B. Business Overview

General

Turbo Energy is a global integrator of AI-driven energy storage and intelligent energy management solutions focused on transforming how energy is generated, stored, optimized and consumed across residential, commercial, industrial and utility-scale applications.

The Company operates at the intersection of renewable energy infrastructure, energy storage and software-driven optimization, combining battery systems, solar integration and proprietary Artificial Intelligence (“AI”) technologies into unified intelligent energy platforms. Turbo Energy’s solutions are designed to help customers reduce energy costs, improve operational resilience, increase energy independence and optimize energy performance in increasingly decentralized and volatile energy markets.

Turbo Energy believes the global energy sector is undergoing a structural transformation in which competitive advantage is increasingly determined not by hardware alone, but by the ability to intelligently orchestrate generation, storage, grid interaction and energy consumption through software, data analytics and real-time optimization capabilities.

As a result, the Company has strategically evolved from a traditional photovoltaic storage equipment provider into a technology-driven intelligent energy solutions platform focused on integration, optimization and Energy-as-a-Service (“EaaS”) models.

The Company’s proprietary SUNBOX platform serves as the foundation of this strategy. Initially launched in the fourth quarter of 2022 as one of the industry’s first integrated, AI-optimized all-in-one residential solar energy storage systems, SUNBOX has since evolved into a modular ecosystem of intelligent energy infrastructure solutions addressing multiple market segments, including:

●	residential applications through SUNBOX Home and SUNBOX Home Lite;

●	commercial and industrial (“C&I”) applications through SUNBOX Industry and SUNBOX Industry Max;

●	utility-scale and advanced infrastructure deployments through SUNBOX Utility and customized energy integration projects.

Turbo Energy’s solutions integrate proprietary software, predictive analytics and AI-driven optimization tools capable of dynamically managing energy generation, storage and consumption based on real-time variables, including electricity pricing, weather conditions, photovoltaic generation, demand forecasting and operational requirements.

The Company’s software platform and cloud-based applications enable intelligent energy management capabilities designed to improve efficiency, optimize economic performance and transform energy systems into adaptive, software-defined infrastructure assets.

Turbo Energy is increasingly focused on higher-value C&I and integrated infrastructure projects, where customers require customized turnkey solutions capable of addressing complex energy management challenges, including:

●	peak shaving and load balancing;

●	operational continuity and backup power;

●	renewable electrification of industrial processes;

●	EV charging infrastructure optimization;

●	energy cost stabilization; and

●	energy resilience in grid-constrained or off-grid environments.

In parallel, the Company continues to expand service-based and recurring revenue models through Energy-as-a-Service (“EaaS”), Battery-as-a-Service (“BaaS”), long-term optimization services and software-enabled energy management solutions.

Turbo Energy’s strategic positioning is increasingly centered on becoming an intelligent energy infrastructure platform capable of integrating hardware, software and energy services into scalable and customizable solutions for complex energy environments.

Guided by this strategy, the Company’s primary growth objectives include:

●	accelerating expansion in commercial and industrial (“C&I”) energy storage and intelligent electrification projects;

●	strengthening the role of AI-driven optimization and proprietary software as a core differentiating capability of the Company’s platform;

●	increasing recurring and higher-margin revenue streams through EaaS, software and integrated energy management services;

●	expanding internationally across Europe, North America and Latin America through strategic partnerships and local deployment capabilities;

●	scaling turnkey integrated energy solutions tailored to industrial, infrastructure and mission-critical applications; and

●	strengthening the Company’s financial profile and operational scalability to support long-term sustainable growth.

Turbo Energy is a subsidiary of Umbrella Global Energy, S.A., a renewable energy-focused investment and development group active in sectors including solar energy, energy technology and e-mobility, whose shares are traded on BME Growth in Spain under the ticker symbol “UMB.”

For the year ended December 31, 2025, our total revenues increased to €19,986,500 (approximately US$ 23,456,157) from €9,638,012 for the 12 months ended December 31, 2024. For the year ended December 31, 2023, our total revenues were €13,140,771. Our net loss for the years ended December 31, 2025, 2024 and 2023 totaled €(1,156,309) (approximately US$ (1,357,044), €(3,337,000), and €(2,013,788), respectively.

Our principal business activities for the years ended December 31, 2025, 2024 and 2023 were largely centered on designing, developing and distributing equipment and software for the generation, management and storage of solar energy. For additional information regarding our financial performance, see “Operating and Financial Review and Prospects.”

Industry

Global Solar Energy Market

The global solar energy market continued to expand in 2025, although the pace and regional composition of growth became more uneven. According to Fortune Business Insights, the global solar power market was valued at $253.69 billion in 2023 and is projected to grow from $273 billion in 2024 to $436.36 billion by 2032, representing a CAGR of 6% during the forecast period. The same source continues to identify North America as a leading regional market, with the United States expected to remain a major contributor to long-term demand. (fortunebusinessinsights.com)

From an installed-capacity perspective, 2025 marked another record year globally. The International Energy Agency reported in its Global Energy Review 2026 that solar PV capacity additions increased by approximately 12% in 2025, surpassing 600 GW for the first time. This took cumulative global solar PV capacity to approximately 2.8 TW, making solar PV the power technology with the largest installed capacity worldwide. (IEA)

SolarPower Europe’s Global Market Outlook for Solar Power 2025–2029 had anticipated approximately 655 GW of new solar installations in 2025 under its most realistic scenario, with annual installations expected to continue rising toward approximately 930 GW by 2029. However, the organization also warned that achieving an 8 TW global solar target by 2030 would require a faster deployment pace, closer to 1 TW of new installations per year on average. (solarpowereurope.org)

The International Energy Agency continues to view solar PV as the central technology in the global renewable power buildout. Between 2024 and 2030, solar PV is expected to account for the majority of renewable capacity growth and to become the largest renewable electricity source by the end of the decade. The key market driver is no longer only climate policy, but also the combination of falling technology costs, electrification, corporate power demand, grid resilience, and the increasing need to pair solar generation with storage and flexible demand. (IEA)

In the European Union, the energy transition advanced materially in 2025. Ember’s European Electricity Review 2026 reported that wind and solar together generated 30% of EU electricity in 2025, exceeding fossil generation, at 29%, for the first time on record. Solar alone generated a record 369 TWh across the EU, equal to approximately 13% of EU electricity, up from 11% in 2024. (ember-energy.org)

Spain, Turbo Energy’s home country, remains one of Europe’s leading solar markets. Red Eléctrica reported that Spain added 10 GW of renewable power in 2025, including 8.8 GW of solar photovoltaic and 1.2 GW of wind. Including self-consumption, Spain reached 150.8 GW of total installed power capacity, with renewables accounting for 68.9% of installed capacity. Solar photovoltaic became the largest technology in Spain’s installed power mix, with almost 50 GW installed and a 33.1% share when self-consumption is included. (Red Eléctrica)

In generation terms, renewables produced 55.5% of Spain’s electricity in 2025, rising to 56.6% when estimated self-consumption is included. Solar photovoltaic accounted for 18.4% of Spain’s electricity generation excluding self-consumption, behind wind and nuclear; however, Red Eléctrica notes that when estimated self-consumption is included, solar photovoltaic would lead the national generation mix. (Red Eléctrica)

Nevertheless, the Spanish self-consumption segment remains in a slower phase after the exceptional growth seen during the energy-price crisis. UNEF reported that Spain installed 1,139 MW of new self-consumption capacity in 2025, 3.7% less than in 2024, taking cumulative self-consumption capacity to approximately 9.3 GW. In the residential segment, 36,330 new households installed self-consumption systems in 2025, adding 229 MW, a 17% decline compared with 2024. (UNEF)

APPA Renovables also reported continued contraction in the Spanish self-consumption market, estimating 1,214 MW of new self-consumption capacity in 2025, split between 846 MW in commercial and industrial installations and 368 MW in residential installations. According to APPA, this represented a 15.2% decline from 2024 and the third consecutive year of lower annual installations, reflecting a more mature market and the need for stable tax incentives, administrative simplification, improved grid access, and better tools to monetize surplus energy. (3iE Energía)

Within the United States, the picture became more mixed in 2025. According to the Solar Energy Industries Association and Wood Mackenzie’s Solar Market Insight 2025 Year in Review, the U.S. solar industry installed 43.1 GWdc of new capacity in 2025, a 14% decline from 2024. Despite this decrease, solar remained the dominant source of new electricity-generating capacity for the fifth consecutive year. (SEIA)

The U.S. market was affected by policy and trade uncertainty, including multiple trade actions and changes to renewable energy tax credit policy. SEIA and Wood Mackenzie noted that many projects remained on track, but uncertainty contributed to delays and cancellations across market segments. Utility-scale solar installations declined 16% in 2025, while commercial solar grew 6%, residential solar was broadly flat, and community solar declined 25%. (SEIA)

Looking into 2026, the U.S. Energy Information Administration expects solar and battery storage to remain the largest contributors to new U.S. grid capacity. EIA reported that 53 GW of new generating capacity was added in 2025, the largest annual addition since 2002, and that solar is expected to represent 51% of planned 2026 capacity additions, followed by battery storage at 28%. (EIA)

The risk of higher tariffs and trade barriers remains material for the U.S. solar and storage markets, particularly given the importance of Asian supply chains for modules, cells, inverters, and batteries. Wood Mackenzie and SEIA specifically cited trade actions and tax-credit policy changes as factors that weighed on the U.S. market in 2025. Separately, policy changes affecting Chinese-origin battery energy storage systems entered into force in 2026, increasing pressure on supply-chain planning and procurement strategies. (Wood Mackenzie)

The solar energy market in Latin America continues to show a positive long-term outlook, although grid constraints, financing conditions, and policy continuity remain important limiting factors. Wood Mackenzie’s South America Solar PV Market Outlook 2025 forecasts that South America will add approximately 160 GWdc of solar PV capacity between 2025 and 2034, driven by diversification efforts, growing power demand, and favorable system economics. Brazil, Chile, and Colombia are expected to remain key markets, while green hydrogen demand may further support long-term solar growth. (Wood Mackenzie)

SolarPower Europe has also identified Latin America as an attractive solar investment region, highlighting opportunities in Argentina, Brazil, Colombia, Mexico, and Peru. The region benefits from strong solar resources, growing electricity demand, and increasing corporate interest in renewable power, but expansion will depend heavily on transmission infrastructure, storage deployment, regulatory stability, and access to financing. (solarpowereurope.org)

Global Solar Energy Storage Market

Energy storage systems are increasingly central to the energy transition because they allow electricity generated from renewable sources to be stored and dispatched when demand is higher, grid conditions require flexibility, or market prices are more attractive. As solar penetration rises, storage is becoming less of an optional complement and more of a critical enabling technology for grid stability, self-consumption optimization, peak shaving, backup power, and participation in flexibility markets.

According to The Business Research Company’s Energy Storage Systems Market Report 2026, the global energy storage systems market is expected to grow from $266.84 billion in 2025 to $287.83 billion in 2026, representing a CAGR of 7.9%. The report attributes growth to renewable energy deployment, grid stabilization needs, lithium-ion technology adoption, backup power demand, and broader energy-management applications. (Research and Markets)

Battery storage is the fastest-growing power technology globally. The International Energy Agency reported in its Global Energy Review 2026 that 108 GW of new battery storage capacity was deployed worldwide in 2025, 40% more than in 2024. Installed battery storage capacity is now eleven times higher than in 2021, reflecting the rapid acceleration of both utility-scale and behind-the-meter applications. (IEA)

In the United States, the energy storage market reached a new record in 2025. According to the American Clean Power Association and Wood Mackenzie’s U.S. Energy Storage Monitor Q1 2026 and 2025 Year in Review, the U.S. installed 18.9 GW of battery energy storage systems in 2025, a 52% increase over 2024. Q4 2025 was the strongest quarter on record, with 5.8 GW installed, including 4.9 GW from utility-scale projects. (ACP)

The U.S. residential storage segment benefited in 2025 from consumers accelerating purchases ahead of the expiration of the Section 25D residential tax credit. However, Wood Mackenzie expects the residential storage market to contract by 2% in 2026 following the expiration of that credit. Commercial, community, and industrial storage is expected to continue expanding over the medium term, supported by falling system costs and stronger policy support in specific markets. (Wood Mackenzie)

Europe’s battery storage market also continued expanding, although growth moderated after several years of very rapid acceleration. SolarPower Europe’s European Market Outlook for Battery Storage 2025–2029 reported that Europe deployed 22 GWh of new battery storage in 2024, increasing the total European battery fleet to 61 GWh. The organization expects significant expansion over the following five years, with annual deployments potentially rising to nearly 120 GWh by 2029 and total capacity approaching 400 GWh. (POWER Magazine)

SolarPower Europe has emphasized that battery energy storage is essential for delivering a flexible, electrified energy system and has called for stronger European policy support, including improved market access for flexibility, faster permitting, and better integration of storage into grid planning. This is particularly relevant in markets such as Spain, where high solar penetration, low or negative daytime wholesale prices, and grid constraints increase the strategic value of batteries. (OIE)

Spain’s own power system is beginning to reflect this shift. Red Eléctrica reported 3,427 MW of storage power in Spain at the end of 2025 and stated that storage systems, including pumped storage and batteries, contributed to integrating 9,213 GWh of electricity during 2025, 6.2% more than in 2024. This helped increase the utilization of renewable generation and underlines the growing need for storage as solar penetration rises. (Red Eléctrica)

In Latin America, energy storage remains at an earlier stage than in the United States or Europe, but the outlook is increasingly favorable. Wood Mackenzie forecasts that Latin America’s energy storage market will grow at an 8% CAGR through 2034, reaching approximately 23 GW. Chile is expected to lead the region, followed by Mexico and the Dominican Republic, supported by regulatory developments, grid needs, and the increasing adoption of hybrid solar-plus-storage projects. (Wood Mackenzie)

The future of solar energy and storage in Latin America appears promising, particularly in countries with strong solar resources, growing power demand, and increasing need for grid resilience. However, the region’s growth will depend on the pace of transmission expansion, regulatory clarity for storage remuneration, access to project finance, and the development of bankable hybrid solar-plus-storage business models. (EMIS Next)

Overall, the 2025 data confirm that solar PV remains one of the fastest-growing energy technologies globally, while battery storage is becoming the key enabler of the next stage of solar deployment. For companies operating in distributed solar, residential and commercial storage, and energy management, the market opportunity is increasingly tied not only to installing generation capacity, but also to maximizing self-consumption, providing backup and resilience, optimizing electricity costs, and enabling customers to participate in more flexible and decentralized power systems.

Our Products and Services

Turbo Energy develops and deploys integrated AI-driven energy storage and intelligent energy management solutions designed to address the evolving needs of residential, commercial, industrial and utility-scale energy users.

The Company’s technology platform combines battery storage systems, proprietary software, solar integration and intelligent optimization capabilities into scalable energy infrastructure solutions designed to improve energy efficiency, reduce electricity costs, increase operational resilience and optimize energy performance across decentralized energy environments.

Turbo Energy’s solutions are designed to support the growing global transition toward distributed electrification, renewable integration and software-defined energy infrastructure. Through its integrated systems and energy management technologies, the Company seeks to transform energy from a passive utility cost into an actively managed and optimized strategic asset.

The Company’s core product ecosystem is commercialized under the SUNBOX brand, a modular family of intelligent energy storage and management solutions spanning residential, commercial, industrial and utility-scale applications.

All SUNBOX systems are integrated with Turbo Energy’s proprietary cloud-based software platform and AI-driven energy management technologies, which dynamically analyze and optimize variables including:

●	electricity pricing;

●	weather forecasts;

●	photovoltaic generation;

●	battery performance;

●	consumption profiles; and

●	operational energy demand.

Through these technologies, Turbo Energy’s systems are designed to automate and optimize energy generation, storage and consumption decisions in real time.

Residential Offerings

SUNBOX Home

SUNBOX Home is an integrated residential solar energy storage and intelligent energy management system designed for homes seeking to optimize self-consumption, improve energy independence and reduce electricity costs.

The system integrates battery storage, inverter technology, energy management software and cloud connectivity into a single modular architecture capable of supporting both grid-connected and off-grid applications.

SUNBOX Home is managed through an AI-driven software platform, which continuously analyzes residential energy consumption, solar generation and external market conditions to optimize energy usage and storage performance in real time.

The system provides users with intelligent energy management capabilities including:

●	automated energy optimization;

●	real-time monitoring;

●	predictive analytics;

●	electricity price optimization;

●	backup power management; and

●	energy consumption visibility through mobile applications.

The platform is designed to support scalable residential deployments through modular battery expansion capabilities.

SUNBOX Home EV

SUNBOX Home EV is Turbo Energy’s patented residential energy platform integrating solar energy storage and electric vehicle (“EV”) charging functionality into a unified intelligent energy management system.

Unlike conventional standalone EV charging or storage solutions, SUNBOX Home EV enables coordinated optimization of residential electricity consumption, solar generation, battery storage and EV charging behavior through Turbo Energy’s AI-driven software platform.

The system provides users with centralized monitoring and optimization capabilities through an App, enabling intelligent management of:

●	EV charging schedules;

●	stored energy consumption;

●	electricity cost optimization; and

●	energy efficiency metrics.

Turbo Energy believes increasing residential electrification and EV adoption create significant long-term demand for integrated intelligent home energy platforms capable of coordinating distributed energy assets within a single optimized system architecture.

SUNBOX Home Lite

Introduced commercially in 2025, SUNBOX Home Lite expands Turbo Energy’s residential offering toward smaller residential installations and energy storage requirements below 15 kWh.

The platform maintains the integrated architecture, AI-driven optimization capabilities and cloud-based energy management functionalities of SUNBOX Home while providing a more compact and cost-efficient solution tailored for smaller households and urban residential applications.

SUNBOX Home Lite is designed to increase accessibility and adoption of intelligent residential energy management systems across broader customer segments.

Commercial and Industrial Offerings

SUNBOX Industry

SUNBOX Industry is Turbo Energy’s scalable energy storage and intelligent energy management platform designed for commercial and industrial (“C&I”) applications.

The system supports both new and existing photovoltaic installations and is engineered to optimize energy performance across complex operational environments requiring advanced load management, peak shaving, backup power and energy cost stabilization capabilities.

SUNBOX Industry integrates large-scale battery storage systems with Turbo Energy’s AI-driven optimization platform, enabling automated management of electricity procurement, storage and consumption based on real-time operational and market conditions.

The platform is designed to address key industrial energy challenges including:

●	electricity price volatility;

●	operational continuity;

●	demand management;

●	renewable energy integration;

●	energy resilience; and

●	electrification of industrial operations.

The system is highly modular and scalable, supporting projects ranging from medium-scale commercial installations to large industrial deployments.

Turbo Energy’s technology architecture is designed to allow integration into existing facilities and energy infrastructure without requiring complete redesign of previously installed systems. The platform also supports direct current integration and parallel connection capabilities that facilitate expansion of photovoltaic generation and storage assets within operational facilities.

Turbo Energy increasingly views SUNBOX Industry as a strategic platform for recurring revenue generation through integrated energy services, software optimization and Energy-as-a-Service (“EaaS”) deployment models.

Utility-Scale Offerings

SUNBOX Utility

SUNBOX Utility is Turbo Energy’s utility-scale intelligent energy storage platform currently under advanced development for grid-scale and hybrid energy infrastructure applications.

The platform is being designed to support utility operators, renewable developers and large infrastructure projects seeking intelligent Battery Energy Storage System (“BESS”) solutions capable of improving grid flexibility, renewable integration, operational resilience and energy optimization.

SUNBOX Utility is expected to integrate Turbo Energy’s proprietary AI-driven optimization software with utility-scale storage infrastructure, enabling dynamic management of energy generation, storage and market participation strategies.

The platform is being engineered to support:

●	grid-connected storage systems;

●	hybrid renewable infrastructure;

●	ancillary service participation;

●	energy arbitrage optimization;

●	renewable intermittency management; and

●	intelligent revenue optimization strategies.

Turbo Energy expects SUNBOX Utility to operate both as a standalone storage platform and as part of integrated hybrid energy systems.

For smaller utility and hybrid installations, the Company also plans to deploy compact intelligent systems powered by its proprietary Artificial Intelligence Energy Management System, designed to continuously optimize operational and economic performance based on real-time market and generation conditions.

Turbo Energy believes utility-scale intelligent energy storage and software-driven optimization will become increasingly critical components of future decentralized energy infrastructure as global energy systems continue evolving toward greater electrification, flexibility and renewable penetration.

The Company expects continued development and commercialization activities related to the SUNBOX Utility platform throughout 2026.

Year-Over-Year Revenue Performance of Our SUNBOX Products

For the years ended December 31, 2025, 2024 and 2023, revenues stemming from the sale of our SUNBOX systems totaled €12,158,408 (approximately US$14,269,108), €3,455,505, and €804,244, respectively. SUNBOX sales accounted for 61% of our total revenue for the year ended December 31, 2025, 37% for the year ended December 31, 2024, and 6% for the year ended December 31, 2023. The increase from fiscal year ended December 31, 2024 to fiscal year ended December 31, 2025 was due to a new project in the Sunbox Industrial line within the ceramics sector in Valencia, Spain. In addition, due to our focus on successfully executing sales and marketing initiatives to expand market awareness of our SUNBOX solutions, specially the industrial line, as well as increase market penetration primarily in the European Union.

Batteries

As one of the leading companies that introduced lithium-ion batters for solar energy storage in Spain, today Turbo Energy sells a full line of robust, reliable and easy-to-install lithium-ion batteries to customers on a global basis designed to support self-consumption and/or isolated installations.

●	Lithium Series 24V 2.24 kWH Battery: Lithium NMC battery with a capacity of 2.2 kWh and 4500 cycles of guaranteed life, ideal for off-grid solar installations. It does not require communication with the inverter, because unlike Lithium Ferro Phosphate (“LiFePO4”) technology, it is easily managed by voltage.

●	Lithium Series Pro 5.1 kWH 24V Battery: LiFePO4 battery with a capacity of 5.1 kWh and 6000 cycles of guaranteed life, ideal for off-grid solar installations. It is compatible with Voltronic and Victron inverters and has a parallel connection capacity of up to 64 units. Quick connections allow for reduced installation times.

●	Lithium Series 48V 2.4 kWh Battery: LiFePO4 battery with 2.4 kWh capacity and 6000 cycles of guaranteed life that is ideal for photovoltaic self-consumption with storage applications and off-grid solar installations. It is compatible with Turbo Energy, Voltronic and Victron inverters and has a parallel connection capacity of up to 40 units. Quick connections allow for reduced installation times.

●	Lithium Series 48V 5.1 kWh Battery: LiFePO4 battery with 5.1 kWh capacity and 6000 cycles of guaranteed life that is ideal for photovoltaic self-consumption with storage applications and off-grid solar installations. It is compatible with Turbo Energy and Voltronic inverters and has a parallel connection capacity of up to 6 units. Quick connections allow for reduced installation times. In addition, it is a dual battery system, the only battery solution on the market that works in low and high voltage at the same time and is compatible with industrial scale projects.

●

HV Lithium Series 48V 2.4 kWh Battery: LiFePO4 battery with 2.4 kWh capacity and 6000 cycles of guaranteed life that is ideal for photovoltaic self-consumption with storage applications and off-grid solar installations. It is compatible with Turbo Energy, Voltronic and Victron inverters and has a parallel connection capacity of up to 40 units. Quick connections allow for reduced installation time

●	Lithium Series 48V 3.6 kWh Battery: LiFePO4 lithium-ion battery with 6,000 cycles of guaranteed life that is ideal for photovoltaic self-consumption with storage applications and off-grid solar installations. It features parallel connection capacity up to 40 units and has quick connections that make for fast installation.

●	Lithium Series 51.2V 5.1 kWh Battery: LiFePO4 lithium-ion battery with 6,000 cycles of guaranteed life that is ideal for photovoltaic self-consumption with storage applications and off-grid solar installations. It features parallel connection capacity up to 50 units and has quick connections that make for fast installation.

●	Lithium Series Pro 5.1 kWh Battery: LiFePO4 lithium-ion battery with a 6,000-cycle lifespan, featuring a built-in circuit breaker for added safety. Ideal for off-grid solar installations and for self-consumption with storage. Compatible with Turbo Energy, Voltronic, and Victron inverters; allows for parallel connection of up to 64 units. Complies with UL1973 and UL9540A certifications, and its optimized design enables quick and easy installation thanks to its efficient connections.

●	Lithium Series Slim 48V 5.1 kWh Battery: LiFePO4 battery of 5.1 kWh capacity and 48V for self-consumption and isolated installations. Parallel connection of up to 15 batteries with communication. Features a profile that is 33% narrower and 15% lighter than other batteries.

●	Lithium Series Dual 48V 5.1 kWh Battery: LiFePO4 lithium-ion battery with 6,000 cycles of guaranteed life that is suitable for series and parallel operation. Compatible with virtually all inverters on the market and has quick connections that allow for reduced installation times. Its parallel UTP communication cable is valid for all inverters. In addition, it is a dual battery system, the only battery solution on the market that works in low and high voltage at the same time and is compatible with industrial scale projects.

●	Lithium Series Slim 48V 2.4 kWh Battery: LiFePO4 battery with 2.4 kWh capacity and 48V for self-consumption and isolated installations. It features parallel connection capacity up to 15 batteries with communication and is ultra narrow ideal for installations with limited space.

For the years ended December 31, 2025, 2024 and 2023, revenues stemming from the sale of our batteries were €4,488,821 (approximately US$5,268,080), €3,078,584, and €6,578,530, respectively. Revenue from batteries accounted for 23% of our total revenue for the year ended December 31, 2025, 33% of our total revenue for the year ended December 31, 2024, and 50% for the year ended December 31, 2023. The increase in battery sales from fiscal year ended December 31, 2024 to fiscal year ended December 31, 2025 was largely attributable to the sector’s external factors, and by our Company’s high dependence on the Spanish market, where most of our sales have historically been concentrated. The Spanish market, after several years of declining battery consumption, is growing again due to the increasingly clear profitability advantage of photovoltaic plants hybridized with storage capacity.

Inverters

The inverter is the most vital component in a photovoltaic system. It converts the direct current produced by solar panels into alternating current that can be used by household appliances. The inverter also regulates the battery charging and discharging based on energy needs and optimizes the utilization of generated renewable energy. We are currently offering the following inverters:

●	Three-Phase Hybrid Series HV 30.0: A three-phase hybrid inverter of 30 kW which is ideally suited for both self-consumption applications and off-grid installations. Through the Turbo Energy App, this inverter features a peak shaving function that automatically programs the energy storage system to consume battery power during periods of peak demand on the grid.

●	Three-Phase OnGrid Series 100.0: a three-phase grid inverter consisting of six MPPTs, with four inputs on each. It has zero-dump functionality and efficiency of up to 98.7%.

●	Single Phase OnGrid Series 8.0: a single-phase grid inverter consisting of two MPPTs and three string inputs. It has zero-dump functionality and an efficiency of up to 97.7%.

●	Hybrid Series 48V 5.0 and 6.0 Inverters: a single-phase hybrid inverter ideal for both photovoltaic self-consumption applications and off-grid installations. Through the Turbo Energy App, this inverter features a peak shaving function that automatically programs the energy storage system to consume battery power during periods of peak demand on the grid.

●	Microinverter Series WiFi 1.6: Microinverter consisting of 4 PV module inputs and 4 MPPTs, and AC output with pre-assembled connection elements for easy on-site installation.

●	Three-Phase Hybrid Series Inverter 48V 10.0 and 5.0: a three-phase hybrid inverter ideal for photovoltaic self-consumption applications as well as for off-grid installations. Through the Turbo Energy App, this inverter features a peak shaving function that automatically programs the energy storage system to consume battery power during periods of peak demand on the grid.

For the years ended December 31, 2025, 2024 and 2023, our revenue from the sale of inverters totaled €2,424,886 (approximately US$2,845,846), €1,817,121 and €3,133,825, respectively. Revenue from inverters accounted for 12% of our total revenue for the year ended December 31, 2025, 19% of our total revenue for the year ended December 31, 2024 and 24% of our total revenue for the year ended December 31, 2023. Our revenue from inverters increased by €607,765, or 33%, from fiscal year ended December 31, 2024 to fiscal year ended December 31, 2025, due primarily to a combination of a recovery in demand and the success of the features of the hybrid inverter sold by Turbo Energy, which is currently the most popular in the market.

Turbo Energy Software

Turbo Energy’s tailored-made software and AI-driven energy optimization capabilities are a core component of the Company’s intelligent energy platform and represent a key strategic differentiator of its integrated energy solutions.

The Company’s software architecture is designed to optimize the performance, efficiency and economic value of distributed energy systems by dynamically orchestrating energy generation, storage and consumption across residential, commercial and industrial (“C&I”) environments.

Turbo Energy’s software platform continuously monitors and analyzes energy flows between photovoltaic generation systems, battery storage infrastructure, facility consumption and, where applicable, electric vehicle (“EV”) charging systems. Through advanced optimization algorithms, predictive analytics and machine learning models, the platform is designed to automate energy management decisions based on real-time operational and market conditions.

The software platform enables intelligent functionalities including:

●	dynamic energy optimization;

●	peak shaving and demand management;

●	backup power and energy resilience management;

●	renewable energy maximization;

●	electricity price optimization;

●	predictive energy consumption analysis; and

●	intelligent charging and storage coordination.

Turbo Energy’s AI-driven optimization models analyze large volumes of operational and market data, including:

●	historical energy consumption patterns;

●	photovoltaic generation performance;

●	weather forecasting;

●	electricity market pricing signals; and

●	operational energy demand profiles.

These capabilities allow the platform to dynamically optimize how and when energy is generated, stored, consumed or sourced from the electrical grid in order to improve economic efficiency and operational performance.

Turbo Energy’s strategic software focus is increasingly centered on commercial and industrial (“C&I”) deployments, where the Company develops customized intelligent energy management solutions tailored to complex operational environments and large-scale energy infrastructure projects.

Within the C&I segment, the Company’s software capabilities are designed to support:

●	industrial electrification strategies;

●	large-scale storage optimization;

●	operational continuity;

●	energy cost stabilization;

●	renewable integration;

●	distributed infrastructure management; and

●	Energy-as-a-Service (“EaaS”) business models.

Turbo Energy believes the integration of proprietary software, predictive analytics and AI-driven optimization capabilities increasingly represents the primary source of differentiation and long-term value creation within the global energy storage sector, where hardware components are becoming progressively commoditized.

While certain hardware systems are co-developed alongside manufacturing and technology partners, Turbo Energy internally develops and controls the core optimization software, system architecture and AI-driven energy management capabilities integrated across its intelligent energy platform.

The Company’s software infrastructure is cloud-based and hosted through third-party enterprise cloud environments in Europe. Turbo Energy’s optimization logic, machine learning models and AI-driven operational intelligence are centrally managed and protected within its software architecture.

Turbo Energy expects continued investment in software development, AI capabilities and intelligent energy orchestration technologies to remain a central component of its long-term strategy as global energy systems evolve toward increasingly decentralized, software-defined and service-oriented infrastructure models.

Planned U.S. Expansion

As part of its international growth strategy, Turbo Energy continues to evaluate and selectively expand opportunities within the United States energy storage market.

On April 1, 2025, the Company announced that it had successfully completed the certification process required for entry into the U.S. residential energy storage market, obtaining Underwriters Laboratories (“UL”) 5500 and UL 9540 certifications for its SUNBOX Home residential energy storage platform. These certifications represent important industry-recognized standards relating to safety, performance and regulatory compliance for residential energy storage systems in the United States.

Turbo Energy believes the U.S. market represents a significant long-term opportunity driven by continued growth in distributed solar generation, residential electrification, energy resilience requirements and increasing adoption of battery storage systems integrated with intelligent energy management technologies.

Turbo Energy’s current U.S. product offering strategy is focused primarily on residential solar-plus-storage solutions and intelligent energy management systems designed for grid-connected and backup power applications. Products intended for commercialization in the U.S. market include:

●	SUNBOX Split Phase Series 10.0, an integrated residential solar energy storage system for split-phase installations with modular storage

●	capacity of up to 20.4 kWh and AI-driven energy optimization capabilities;

●	Split Phase Hybrid Series 48V 10.0 Inverter with Back-Up Mode, a hybrid inverter solution designed for solar self-consumption, backup power and peak shaving applications; and

●	Lithium Series Pro 5.1 kWh Battery, a lithium iron phosphate (LiFePO4) battery system designed for residential storage applications.

Turbo Energy intends to continue developing commercial deployment opportunities and market expansion initiatives in the United States as part of its broader international growth strategy.

Energy-as-a-Service

As part of its expansion strategy in Latin America and broader transition toward recurring-service and software-driven business models, Turbo Energy introduced its Energy-as-a-Service (“EaaS”) platform in 2025 through its subsidiary Turbo Energy Solutions (“TES”).

The EaaS model is designed to enable commercial and industrial customers to deploy integrated solar generation, battery storage and intelligent energy management infrastructure without the need for significant upfront capital investment.

Through this model, customers gain access to customized energy solutions integrating photovoltaic generation, SUNBOX Industry storage systems and AI-driven optimization technologies designed to improve operational efficiency, reduce energy cost volatility and enhance energy resilience.

Turbo Energy’s EaaS platform combines:

●	distributed solar generation;

●	battery storage infrastructure;

●	proprietary intelligent energy management software; and

●	long-term operational and optimization services.

Turbo Energy believes the EaaS model addresses several structural challenges facing commercial and industrial energy consumers, including:

●	rising electricity costs;

●	energy price volatility;

●	increasing electrification requirements;

●	operational continuity needs; and

●	capital allocation constraints.

The Company also believes recurring-service energy models represent a significant long-term growth opportunity as energy infrastructure increasingly evolves toward decentralized, service-oriented and software-managed systems.

Through TES and related strategic partnerships in Chile, Turbo Energy intends to continue expanding deployment of EaaS and intelligent energy infrastructure solutions across selected high-growth markets.

Our Sales and Distribution Focus

Since its founding in 2013, Turbo Energy initially focused on the distribution and commercialization of residential photovoltaic equipment through a network of distributors and installation partners primarily concentrated in Spain.

Following the commercial launch and expansion of the SUNBOX platform, the Company progressively evolved its commercial strategy toward higher-value integrated energy solutions across residential, commercial and industrial (“C&I”) markets.

Turbo Energy’s current commercial focus is centered on expanding deployment of intelligent energy storage systems, integrated energy management solutions and recurring-service business models across selected international markets.

The Company continues to prioritize growth opportunities in Europe and Latin America while selectively evaluating additional international expansion opportunities aligned with its long-term strategy.

Turbo Energy’s sales and distribution activities combine strategic partnerships, local distributors, energy integrators and project-based commercial relationships tailored to specific market segments and applications.

Research and Development

Research and development has been a core component of Turbo Energy’s business strategy since inception.

The Company initially focused on the development of residential solar storage technologies and progressively expanded its capabilities across battery systems, inverter technologies, intelligent energy management software and integrated energy infrastructure solutions.

Turbo Energy’s development activities are currently focused on advancing:

●	AI-driven energy optimization technologies;

●	intelligent energy management systems;

●	large-scale storage integration;

●	commercial and industrial (“C&I”) energy solutions;

●	Energy-as-a-Service (“EaaS”) infrastructure models; and

●	utility-scale storage and hybrid energy systems.

The Company believes ongoing innovation in software, predictive analytics and intelligent energy orchestration will continue to play an increasingly important role in the evolution of distributed energy infrastructure and energy storage markets globally.

Turbo Energy intends to continue investing in research and development activities designed to strengthen its technology platform and support long-term growth opportunities across residential, commercial, industrial and utility-scale applications.

Growth Strategy

Turbo Energy’s growth strategy is focused on expanding its position as an integrated provider of intelligent energy storage and energy management solutions across residential, commercial, industrial and utility-scale markets.

Our primary near-term growth objectives are centered on exploiting our competitive differentiation and include:

●	expanding deployment of SUNBOX residential, commercial, industrial and utility-scale solutions across selected international markets;

●	increasing penetration within the commercial and industrial (“C&I”) segment through customized turnkey energy infrastructure projects;

●	continuing development of AI-driven optimization software and intelligent energy management capabilities;

●	increasing recurring-service and software-related revenue streams through Energy-as-a-Service (“EaaS”) and long-term optimization services;

●	expanding strategic partnerships supporting deployment, financing and commercialization initiatives;

●	advancing utility-scale and hybrid energy infrastructure capabilities through SUNBOX Utility and related technologies; and

●	strengthening operational scale, financial performance and long-term balance sheet flexibility.

Turbo Energy believes the ongoing decentralization, electrification and digitalization of global energy systems continue to create significant long-term opportunities for intelligent energy storage, software-driven optimization and integrated energy infrastructure platforms.

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

Manufacturing and Supply

We source batteries, inverters and certain related components primarily from suppliers located in China, although the supplier base may vary depending on the type, size and intended use of the product, including residential, commercial and industrial, or utility-scale applications. In certain cases, the selection of suppliers may also depend on whether a portion of the manufacturing process is required, or strategically preferable, to be carried out in Europe.

We currently work with two battery suppliers and two inverter suppliers. This structure is intended to provide security and flexibility in our supply chain, while allowing us to maintain sufficient purchasing concentration to negotiate competitive prices, favorable commercial terms and technical collaboration with our suppliers. We periodically review and may change our supplier base as our product development team identifies more innovative solutions, improved technologies or products that are better aligned with the value proposition that Turbo Energy seeks to offer in its target markets.

Our manufacturing and supply arrangements vary depending on the nature of the product, the expected purchase volume, the level of technical collaboration required, market-specific requirements and the strategic importance of the relationship. Depending on these factors, we may enter into written agreements with suppliers containing specific terms, including, in certain cases, exclusivity arrangements for particular markets or products, special warranty conditions or other commercial commitments. In other cases, where the volume, strategic relevance or risk profile does not justify a formal contract, we may operate under purchase orders, email confirmations, framework commercial terms or other customary business arrangements.

The main terms that we typically seek to define with our suppliers include pricing mechanisms, which may be affected by market prices and raw material costs; manufacturing and delivery lead times; technical specifications; quality control procedures; warranty coverage and warranty response procedures; availability and supply of spare parts to facilitate maintenance and repairs; payment terms; and, where applicable, supplier participation in product customization, product certification or adaptation to specific market requirements.

Although our supplier relationships may differ in formality and scope, we seek to maintain alternative supply options whenever commercially and technically feasible. Our ability to qualify and switch suppliers, when necessary, helps us reduce dependence on any single supplier and mitigate the potential impact of delays, non-compliance, price increases or product obsolescence. At the same time, maintaining a limited number of qualified suppliers allows us to concentrate purchases, strengthen our negotiating position and develop closer technical cooperation with selected partners.

Products sourced from China, including batteries, inverters and other components, are increasingly becoming standardized products in the market. These products generally offer good quality and competitive pricing compared to similar products manufactured in other countries or regions. However, we believe that our competitive differentiation does not rely solely on the individual components that we purchase, but increasingly on our ability to integrate those components with other equipment, proprietary or customized software, system architecture, local technical support and market-specific solutions designed to address the particular needs of each customer.

As a result, an important part of our product development activity is focused on the customization, integration and improvement of externally sourced equipment. This allows us to adapt standard components into differentiated solutions under the Turbo Energy brand, improve functionality, enhance user experience and provide solutions that are tailored to the requirements of residential, commercial and industrial, and utility-scale customers. This approach also provides us with additional flexibility to change suppliers if a supplier does not meet our technical, commercial, quality or delivery requirements, or if we identify alternative suppliers offering better technology, pricing or terms.

All products sold by us are certified, validated or adapted, as applicable, in accordance with the regulatory, safety, grid connection and technical requirements of the countries and markets in which they are sold. The certification process may vary depending on the product category, the applicable local regulations and the intended use of the product, including residential, commercial and industrial, or utility-scale applications. Where necessary, we work with suppliers, certification bodies and technical partners to adapt product specifications, documentation or testing procedures to meet the requirements of each target market.

In order to protect our intellectual property, know-how and product differentiation, the design, integration, software development and certain product adaptation activities are carried out in Spain. In the case of SUNBOX, part of the assembly process is also carried out in Spain. Our software applications and digital tools, including those that interface with end users, installers or energy management systems, are designed, programmed and continuously improved in Spain. We believe that these software capabilities, together with our system integration know-how and customer-specific customization, are an increasingly important element of our competitive position.

The logistical management of components and finished products is coordinated through logistics partners and warehouse facilities with the experience and capacity to support our current operations and future growth. This model provides operational flexibility and may be replicated in other countries or regions as our international expansion progresses, allowing us to bring products closer to local customers, reduce delivery times, improve service levels and optimize logistics costs.

Seasonality

Seasonality does not materially affect our business or operating results. Due to our business diversification, we have not experienced significant seasonal fluctuations in market demands or sales.

Customers

For the year ended December 31, 2025, there was one customer which comprised greater than 10% of the Company’s revenue, representing 49% of the Company’s total revenue. For the year ended December 31, 2024, there were two customers which comprised greater than 10% of the Company’s total revenue, representing 12% of the Company’s total revenue. For the year ended December 31, 2023, there were no customers which comprised greater than 10% of the Company’s total revenue.

C. Organizational Structure

See “Corporate History and Structure-History and Development of the Company” herein for details of our current organizational structure.

D. Property, Plants and Equipment

Intellectual Property

Turbo Energy’s intellectual property strategy is focused on protecting the technologies, system architectures and know-how that support its intelligent energy storage and energy management platform.

The Company’s competitive positioning increasingly depends on its ability to develop differentiated integrated energy solutions combining battery storage infrastructure, proprietary software and AI-driven optimization capabilities tailored to evolving distributed energy markets.

Turbo Energy relies on a combination of patents, trademarks, confidentiality agreements, non-disclosure agreements and contractual protections in Spain and other jurisdictions to protect its intellectual property and proprietary rights. These protections apply to, among other areas:

●	intelligent energy management technologies;

●	system integration architectures;

●	software platforms and AI capabilities;

●	storage system designs; and

●	proprietary operational know-how.

As of the date of this report, Turbo Energy has been granted multiple patents by the Spanish Patent and Trademark Office (“SPTO”) and another patent issued by the United States Patent and Trademark Office (USPTO) and maintains additional patent applications relating to innovations associated with its energy storage systems, intelligent energy management technologies and integrated electrification solutions.

The Company has also expanded its intellectual property portfolio internationally, including patents associated with AI-driven optimization technologies for integrated solar generation, battery storage and electric vehicle (“EV”) charging management systems in the United States market.

Turbo Energy believes its internally developed software architecture, optimization capabilities and AI-driven operational intelligence represent important differentiating components of its integrated energy platform. While certain hardware systems are developed in collaboration with manufacturing and technology partners, the Company maintains control over core software development, system integration and intelligent energy management technologies.

The Company intends to continue investing in research, development and intellectual property protection as part of its long-term strategy focused on intelligent energy infrastructure and software-driven energy optimization solutions.

Although Turbo Energy takes measures designed to protect its intellectual property and proprietary rights, there can be no assurance that such protections will be sufficient to prevent unauthorized use, copying, reverse engineering or other infringement of its technologies, software or proprietary information. In addition, third parties may independently develop competing technologies or challenge the Company’s intellectual property rights.

The enforcement of intellectual property rights may require litigation or other legal proceedings, which can be costly, time-consuming and uncertain in outcome.

Facilities

We currently lease office space in Valencia, Spain at Plaza América 2, 4 AB, Valencia, Spain, where our parent company, Umbrella Energy, is located.

Previously, we leased office space at Street Isabel la Católica, 8, 46004, Valencia, Spain, pursuant to a two-year rental agreement dated June 1, 2022, which provided for a three-year renewal right. On June 1, 2024, we renewed that contract for one additional year, expiring on June 1, 2025. On June 6, 2025, the lease agreement was assigned to another company within the group, and we relocated our corporate headquarters to Plaza América 2, 4 AB, Valencia, Spain.

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

Regulations on Competition or Antitrust Laws

The Spanish National Markets and Competition Commission (CNMC) is the body that promotes and ensures the proper operation of all markets in the interest of consumers and corporations. To operate in the Spanish market we shall compliance with Spanish Act 15/2007, of July 3, 2007, on Antitrust, Spanish Act 3/1991, of January 10, 1991, on Unfair Competition, Spanish Act 1/2019, of February 20, 2019, on Business Secrets and the European regulations on Restrictive Practices and Dominant Positions (Commission Regulation (Eu) 2022/720, May 10, 2022) and regulation on the control of concentrations between undertakings (Council Regulation (Eec) No 4064/89, December, 21, 1989).

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

●	Directive 2014/30/EU.

○	EC 61000-6-1:2016, IEC 61000-6-3-3:2006+AMD1:2010, IEC 61000-3-11:2017, IEC 61000-3-12:2011.

●	Directive 2014/3S/EU.

○	EN 62109-1:2010

○	EN 62109-2:2011

●	Royal Decree 1699 of 2011

○	UNE 206006 IN:2011

○	UNE 206007-1 IN:2013

UNBOX SERIES 5.0, SUNBOX SERIES 10.0 and SUNBOX Industry solar energy storage systems are designed and tested in accordance with the standards established in the Electromagnetic Compatibility Directive (EMC) and the Low Voltage Directive of the Council of the European Union and comply with the limit values required in these directives, as well as in the Royal Decrees.

SUNBOX Split Phase Series 10.0 solar energy storage system is designed and tested in accordance with the standards established in UL and U.S. regulations. Those standards include UL 1741, UL 1699, UL 1998, FCC, UL 9540A, UL1973 UL 9540 and UL 5500.

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

●	Directive 2014/30/EU.

○	EC 61000-6-1:2016, IEC 61000-6-3-3:2006+AMD1:2010, IEC 61000-3-11:2017, IEC 61000-3-12:2011.

●	Directive 2014/3S/EU.

○	EN 62109-1:2010

○	EN 62109-2:2011

●	Royal Decree 1699 of 2011

○	UNE 206006 IN:2011

○	UNE 206007-1 IN:2013

Our inverters bear the CE marking in compliance with the requirements for the safety of persons and goods required by the aforementioned Community Directives, and they have protection against island operation, complying with the UNE EN 50438, IEC 62116 and UNE 206006:2011 IN standards.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements. Our actual results may differ materially from those anticipated in these forward-looking statements because of various factors, including those set forth under Item 3 “Key Information-D. Risk Factors” or in other parts of this annual report on Form 20-F. See also “Introductory Notes-Forward-looking Information.”

A. Operating Results

Introduction

The following discussion, which presents the results of Turbo Energy, S.A. and its consolidated subsidiaries, should be read in conjunction with the accompanying consolidated financial statements and notes thereto for the years ended December 31, 2025, 2024 and 2023, along with the risk factors discussed in Part I, Item 3D, “Risk Factors,” and the cautionary statement regarding forward-looking information. For a discussion of our results of operations for the year ended December 31, 2023, including a year-to-year comparison between the years ended December 2024 and 2023, refer to Part I, Item 5, “Operating and Financial Review and Prospects” in our Annual Report Form 20-F for the year ended December 31, 2024.

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

Recent Developments

Capital Markets and Financial Position

During the year of 2026, Turbo Energy executed several financing transactions in the U.S. capital markets, including the registered direct offering and issuances under the ATM program, generating aggregate gross proceeds of approximately $5.0 million. The Company undertook these transactions as part of its broader strategy to strengthen liquidity, support operational growth initiatives and reinforce its financial position.

On March 25, 2026, the Company entered into a Sales Agreement with A.G.P./Alliance Global Partners relating to an at-the-market (“ATM”) offering program for the sale of ADSs with an aggregate offering amount of up to approximately $3.0 million. From March 25, 2026 to the date of this report, Turbo Energy has sold a total of 558,281 ADSs for aggregate gross proceeds of approximately $1,795,185 under the ATM offering.

On March 11, 2026, Turbo Energy entered into a securities purchase agreement with a global institutional investor pursuant to which the Company sold 1,000,000 ADSs in a registered direct offering at a purchase price of $3.25 per ADS, generating gross proceeds of approximately $3.25 million. The offering closed on March 13, 2026 and generated net proceeds of approximately $2.96 million.

On February 9, 2026, Turbo Energy announced the successful completion of a restructuring of its bank financing aimed at strengthening its financial position and aligning liquidity with the Company’s medium- and long-term business plan. As part of this process, Turbo Energy reached agreements with Bankinter, CaixaBank and BBVA, three of Spain’s leading financial institutions, enabling the conversion of existing bank facilities into long-term financing structures totaling approximately €4.87 million (approximately $5.75 million in U.S. dollars), whose new maturity date will be in 2029. The interest rate applicable in each period shall be the result of adding the relevant reference rate (12-month EURIBOR) plus a margin equivalent to 2% per annum.

Additionally, during 2024 and 2025, Turbo Energy completed several financing transactions through the Enerfip crowdfunding platform, raising aggregate gross proceeds of approximately €2.5 million through multiple debt bond tranches.

Nasdaq Compliance

On January 12, 2026, Turbo Energy received a notification letter (the “Notice”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Company was not in compliance with the minimum stockholders’ equity requirement for continued listing on the Nasdaq Capital Market pursuant to Nasdaq Listing Rule 5550(b)(1).

The Notice stated that, based on the Company’s Form 6-K dated November 4, 2025, which reported stockholders’ equity of approximately $1.5 million as of June 30, 2025, the Company did not meet the minimum stockholders’ equity requirement of $2.5 million. The Notice also indicated that the Company did not satisfy the alternative continued listing standards relating to market value of listed securities or net income from continuing operations.

In accordance with Nasdaq Listing Rules, the Company submitted a compliance plan to Nasdaq on February 26, 2026 within the required timeframe. If Nasdaq accepts the plan, the Company may be granted an extension period to evidence compliance with the applicable listing requirements. The Notice had no immediate effect on the listing or trading of the Company’s ADSs on the Nasdaq Capital Market.

There can be no assurance that Nasdaq will accept the Company’s compliance plan or that the Company will ultimately regain compliance within any extension period that may be granted.

Management and Governance

On February 17, 2026, the Company’s Board of Directors appointed Mariano Soria, Chief Executive Officer and member of the Board, to serve as Interim Chief Financial Officer until a successor is appointed.

On February 13, 2026, Lucia Tamarit resigned from her position as Chief Financial Officer of the Company in order to pursue other professional opportunities. Her resignation was not the result of any disagreement with the Company regarding its operations, policies or practices.

On February 11, 2025, the Company announced the appointment of Julian Groves to its Board of Directors.

Strategic and Commercial Developments

During the years of 2025 and 2026, Turbo Energy continued advancing its strategic transformation toward an integrated intelligent energy platform focused on AI-driven energy management, commercial and industrial (“C&I”) energy infrastructure and recurring-service business models.

On May 11, 2026, Turbo Energy announced a strategic partnership in Chile to accelerate the expansion of its Energy-as-a-Service (“EaaS”) platform and intelligent distributed energy infrastructure initiatives across Latin America.

On April 28, 2026, Turbo Energy announced the deployment of its AI-driven energy storage and optimization platform in international military operations supporting mobile energy infrastructure for the Spanish Army in overseas missions.

On April 20, 2026, Turbo Energy announced a strategic partnership with Hithium to integrate Turbo Energy’s AI-driven optimization platform into battery storage systems across Europe and Latin America, supporting deployment of intelligent energy infrastructure solutions within the commercial and industrial sector.

On April 9, 2026, the Company announced that the United States Patent and Trademark Office granted a U.S. patent protecting Turbo Energy’s AI-driven optimization technology for integrated residential solar generation, battery storage and electric vehicle charging systems.

On March 12, 2026, the Company announced a strategic investment initiative intended to support the expansion of its AI-driven intelligent energy infrastructure platform and recurring-service business model initiatives.

On May 6, 2025, the Company announced the filing of a patent application in Spain related to its SUNBOX Industry commercial and industrial energy storage platform.

On April 1, 2025, Turbo Energy announced that it obtained UL 5500 and UL 9540 certifications for its SUNBOX Home residential energy storage platform in the United States market.

On March 26, 2025, Turbo Energy announced that it filed legal action in Spain against Sigenergy International S.L. relating to alleged misleading advertising claims associated with competing integrated energy storage systems.

On March 19, 2025, Turbo Energy announced its expansion into Latin America through the launch of its Energy-as-a-Service (“EaaS”) platform in Chile, including deployment of the Company’s SUNBOX Industry intelligent energy storage system at the Alto Labranza shopping center in Temuco, Chile.

On February 26, 2025, Turbo Energy announced the commercial launch of SUNBOX Home Lite, a compact residential energy storage solution designed for smaller residential installations.

Operational Developments

On December 16, 2024, the Company issued a shareholder update regarding the operational impact of the severe flooding events that affected Valencia and surrounding regions in Spain during late 2024.

While certain warehouse inventory was impacted by flooding, the Company reported that its operational infrastructure, production systems and supply chain capabilities remained substantially functional. The Company also disclosed that the affected inventory losses were expected to be fully recoverable through insurance coverage.

Historical Commercial Partnerships

On January 17, 2024, Turbo Energy and Solar360 announced a strategic alliance for the deployment of intelligent solar energy storage systems across residential, commercial and industrial applications in Spain.

Overview

Turbo Energy is a technology-driven energy solutions company focused on intelligent energy storage, AI-driven energy management and integrated distributed energy infrastructure. The Company develops and deploys proprietary solutions designed to optimize how energy is generated, stored and consumed across residential, commercial, industrial and utility-scale applications.

Turbo Energy’s integrated platform combines battery storage systems, proprietary software and intelligent optimization technologies designed to help customers reduce electricity costs, improve operational resilience, optimize energy efficiency and increase energy independence in increasingly decentralized energy markets.

Since the launch of the SUNBOX platform in 2022, Turbo Energy has progressively expanded its portfolio of integrated energy solutions across residential, commercial and industrial (“C&I”) and utility-scale applications. The Company’s product ecosystem currently includes SUNBOX Home and SUNBOX Home Lite for residential applications, SUNBOX Industry for commercial and industrial deployments and SUNBOX Utility for utility-scale and advanced energy infrastructure projects.

Turbo Energy’s strategic positioning has evolved beyond traditional energy storage hardware toward intelligent energy integration, software-driven optimization and recurring-service business models, including Energy-as-a-Service (“EaaS”) solutions and long-term energy management capabilities.

The Company’s growth strategy is focused on:

●	expanding deployment of intelligent energy storage and management systems across residential, commercial, industrial and utility-scale markets;

●	increasing penetration within higher-value commercial and industrial (“C&I”) segments through integrated turnkey energy solutions;

●	continuing development of AI-driven optimization technologies and proprietary energy management software;

●	expanding recurring-service and Energy-as-a-Service (“EaaS”) business models;

●	selectively expanding international operations across Europe and Latin America; and

●	strengthening operational scalability, liquidity and long-term financial performance.

Turbo Energy is a subsidiary of Umbrella Global Energy, S.A., a renewable energy-focused investment and development group active in solar energy, energy technology and e-mobility, whose shares are traded on BME Growth in Spain under the ticker symbol “UMB.”

For the year ended December 31, 2025, total revenues increased to approximately €19.99 million (approximately US$23.46 million), from approximately €9.64 million for the year ended December 31, 2024, representing year-over-year growth of more than 100%.

The Company reported a net loss of approximately €1.16 million for the year ended December 31, 2025, compared to net losses of approximately €3.34 million and €2.01 million for the years ended December 31, 2024 and 2023, respectively.

Turbo Energy believes the improvement in revenue performance during 2025 reflects continued execution of its strategic transition toward higher-value intelligent energy infrastructure projects, software-driven optimization solutions and integrated commercial and industrial energy deployments.

During the years ended December 31, 2025, 2024 and 2023, the Company’s principal business activities included the design, development, integration and commercialization of intelligent solar energy storage systems, AI-driven energy management technologies and related energy infrastructure solutions.

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

Principal Factors Affecting Our Financial Performance

Our operating and financial performance is influenced by a variety of factors, including:

●	our ability to maintain a differentiated and competitive value proposition across intelligent energy storage, energy management and integrated infrastructure solutions;

●	our ability to continue developing and commercializing innovative AI-driven technologies, software platforms and energy optimization solutions;

●	our ability to expand deployment of higher-value commercial and industrial (“C&I”) projects and recurring-service business models, including Energy-as-a-Service (“EaaS”) initiatives;

●	our ability to establish and maintain strategic commercial, technology and distribution partnerships in key markets;

●	our ability to efficiently manage supply chain operations, manufacturing relationships and component sourcing in a dynamic global market environment;

●	our ability to access capital markets and other financing sources on acceptable terms to support liquidity, growth initiatives and operational requirements;

●	macroeconomic, geopolitical and energy market conditions that may affect customer demand, electricity pricing dynamics, financing conditions and overall market activity;

●	regulatory developments and public policy relating to renewable energy, energy storage, electrification and distributed energy infrastructure; and

●	fluctuations in logistics, transportation, component and raw material costs, including battery-related supply chain dynamics.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the years December 31, 2025 and 2024. For a discussion of our results of operations for the year ended December 31, 2024, including a year-to-year comparison between the years ended December 2024 and 2023, refer to Part I, Item 5, “Operating and Financial Review and Prospects” in our Annual Report Form 20-F for the year ended December 31, 2024.

This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	Years Ended December 31
	2025		2024	Increase (Decrease)
	€	$	€	€	%
Revenues
Batteries	4,488,821	5,268,080	3,078,584	1,410,237	46%
Inverters	2,424,886	2,845,846	1,817,121	607,765	33%
E-Mobility	116,550	136,783	-	116,550	100%
PV Modules	432,777	507,907	763,306	(330,529)	(43)%
Go Solar	-	-	8,248	(8,248)	(100)%
SUNBOX Home	229,372	269,191	1,855,501	(1,626,129)	(88)%
SUNBOX Industry	11,929,036	13,999,917	1,600,004	10,329,032	646%
Structure	878	1,031	18,981	(18,103)	(95)%
Accessories	169,790	199,265	172,695	(2,905)	(2)%
Electronic	36,874	43,276	75,176	(38,302)	(51)%
Customer Services	12,122	14,226	25,003	(12,881)	(52)%
Spare Parts	2,824	3,314	1,800	1,024	57%
Others	30,596	35,907	200	30,396	15198%
	19,874,526	23,324,744	9,416,619	10,457,907	111%

Other operating income	111,974	131,413	221,393	(109,419)	(49)%
Total Revenue	19,986,500	23,456,157	9,638,012	10,348,488	107%

Cost and expenses
Cost of revenue	16,089,421	18,882,544	9,080,343	7,009,078	77%
Selling and administrative	3,030,784	3,556,928	2,997,990	32,794	1%
Salaries and benefits	1,628,312	1,910,987	1,392,051	236,261	17%
Bad debt expense	13,214	15,508	138,941	(125,727)	(90)%
	20,761,731	24,365,967	13,609,324	7,152,406	53%

Other expenses (income)
Interest income	3,457	4,057	63,118	(59,661)	(95)%
Interest expense	(668,033)	(784,004)	(382,357)	(285,676)	75%
Gain from insurance recoveries on inventory	-	-	1,937,819	(1,937,819)	(100)%
Impairment on inventory due to natural disaster	-	-	(2,133,385)	2,133,385	(100)%
Foreign exchange gain (loss)	(132,832)	(155,892)	4,516	(137,348)	(3041)%
Other income	13,173	15,460		13,173	100%
Recovery of bad debts	57,536	67,524		57,536	100%
Loss from disposal of equipment	(42,761)	(50,184)		(42,761)	100%
	(769,460)	(903,039)	(510,289)	(259,171)	51%

Net Loss Before Income Tax	(1,544,691)	(1,812,849)	(4,481,601)	2,936,910	(66)%
Income tax expense - current	-		-		0%
Income tax expense - deferred	(388,382)	(455,805)	(1,144,601)	756,219	(66)%
Net Loss	(1,156,309)	(1,357,044)	(3,337,000)	2,180,691	(65)%

Comparison of Years Ended December 31, 2025 and 2024

Revenues

Total revenue for the year ended December 31, 2025 increased to €19,986,500 (approximately US$23,456,157 from €9,638,012 for the year ended December 31, 2024. The increased in revenues was primarily attributable to an exponential increase in sales of the Sunbox Industry product, as a result of new projects related to the ceramics sector in Valencia, Spain.

Revenue from Batteries increased by €1,410,237, or 46%, to €4,488,821 (approximately US$5,268,080) for the year ended December 31, 2025 from €3,078,584 for the year ended December 31, 2024 due to several factors. The increase in battery sales was largely attributable to the sector’s external factors, and by our Company’s high dependence on the Spanish market, where most of our sales have historically been concentrated. The Spanish market, after several years of declining battery consumption, is growing again due to the increasingly clear profitability advantage of photovoltaic plants hybridized with storage capacity.

Revenue from Batteries accounted for 23% of our total revenue for the year ended December 31, 2025, as compared to 33% for the year ended December 31, 2024. We have been selling our batteries since September 2013.

Revenue from Inverters increased to €2,424,886 (approximately US$2,845,846) for the year ended December 31, 2025 from €1,817,121 for the year ended December 31, 2024. The increase in invertor sales was primarily due to to Our revenue from inverters increased by €607,765, or 33%, due primarily to a combination of a recovery in demand and the success of the features of the hybrid inverter sold by Turbo Energy, which is currently the most popular in the market. We have been selling inverters since September 2013.

Revenue from E-Mobility increased to €116,550 for the year ended December 31, 2025 from €0 for the year ended December 31, 2024. Revenue from E-Mobility accounted for 1% of our total revenue for the year ended December 31, 2025, as compared to 0% for the year ended December 31, 2024. We offered our E-Mobility solution beginning in September 2023 and ceased offering it by the end of that year, during 2025 we have reactivated this solution.

Revenue from PV Modules decreased to €432,777 (approximately US$507,907) for the year ended December 31, 2025 from €763,306 for the year ended December 31, 2024. The decrease in sales of photovoltaic modules was primarily attributable to the Company’s strategic decision to reduce exposure to lower-margin module commercialization activities during 2025 amid elevated pricing volatility and challenging market conditions within the global photovoltaic supply chain. Revenue from PV Modules accounted for 2% of our total revenue for the year ended December 31, 2025, as compared to 7.9% for the year ended December 31, 2024. We have been selling PV modules since September 2013.

Total sales of our Go Solar systems decreased to €0 (approximately US$0) for the year ended December 31, 2025, from €8,248 for the year ended December 31, 2024. This decrease in sales is due to the strategic decision to progressively discontinue certain lower-value product offerings that were not aligned with Turbo Energy’s long-term focus on integrated intelligent energy infrastructure.

Sales of SUNBOX Home for residential solar installations decreased to €229,372 (approximately US$269,191) for the year ended December 31, 2025, from €1,855,501 for the year ended December 31, 2024. The decrease in SUNBOX Home sales was primarily related to changes in purchasing patterns and product portfolio strategy among certain distribution partners during the period, as well as the Company’s increasing commercial focus on commercial and industrial opportunities and next-generation intelligent energy solutions

Sales of SUNBOX Industry, designed for commercial and industrial applications, increased to €11,929,036 (approximately US$13,999,917) for the year ended December 31, 2025, from €1,600,004 for the 12 months ended December 31, 2024. The increase in SUNBOX Industry sales was primarily driven by the continued maturation of the Company’s commercial pipeline, growing market adoption of commercial and industrial intelligent energy storage solutions and the execution of several large-scale projects within Spain’s ceramics and industrial sectors. The Company believes demand for integrated commercial and industrial energy infrastructure solutions continues to benefit from increasing electricity cost volatility, industrial electrification trends and growing interest in AI-driven energy optimization capabilities.

SUNBOX Home sales accounted for 1% of our total revenue for the year ended December 31, 2025, as compared to 19.3% for the year ended December 31, 2024; and sales of SUNBOX Industry represented 60% of total revenues in 2025 compared to 17.0% in 2024.

Revenue from the sale of structures, accessories, electronics, customer services, spare parts and other ancillary products for the year ended December 31, 2025 decreased to €253,084 (approximately US$297,019) from €293,955 for the year ended December 31, 2024; and accounted for 1% of total revenues for the year ended December 31, 2025 and 3.1% of total revenues in the previous year.

For the year ended December 31, 2025, other operating income decreased to €111,974 (approximately US$131,413) from €221,393 for the year ended December 31, 2024. The decrease was primarily due to in the prior year, there were exceptional income covered by insurance companies as a result of damage caused by the floods occurred in 2024 in Valencia.

Cost of revenue

Our cost of revenue includes purchase of finished goods, purchase of raw materials, outsourcing services and inventory adjustment. Our cost of revenue increased to €16,089,421 (approximately US$18,882,544) for the year ended December 31, 2025, from €9,080,343 for the year ended December 31, 2024, representing a 77% increase in 2025 compared to 2024. The increase was largely attributed to higher revenues in 2025, mainly due to the increased supply of batteries and Sunbox Industry.

Selling and administrative expenses

Our selling and administrative expenses consist primarily of professional fees, shipping and handling, warehouse handling, marketing and advertising, leases and royalties, and amortization of right-of-use assets. Our selling and administrative expenses increased to €3,030,784 (approximately US$3,556,928) for the year ended December 31, 2025, from €2,997,990 for the year ended December 31, 2024, representing a 1 % increase in 2025 compared to 2024. The increase was primarily due to the increase in repair and conservation cost, amortization of intangible assets and insurance premium cost.

Salaries and benefits

Expenses associated with salaries and benefits increased to €1,628,312 (approximately US$1,910,987) for the year ended December 31, 2025, from €1,392,051 for the year ended December 31, 2024, representing a 17% increase in 2025 compared to 2024. The increase was primarily due to executing our workforce expansion plan designed to support and elevate our ongoing research and development efforts, sales and marketing activities and global expansion initiatives.

Bad debt expense

Bad debt expense decreased to €13,214 (approximately US$15,508) for the year ended December 31, 2025, from €138,941 for the year ended December 31, 2024, representing a 90% decrease in 2025 compared to 2024. The decrease was primarily due to in accordance to the principle of accounting prudence, provisioning for the balance owed by a large customer with whom we are currently in a legal dispute, in 2025 there were less clients under this circumstance than in 2024.

Interest income

Interest income decreased to €3,457 (approximately US$15,460) for the year ended December 31, 2025, from €63,118 for the year ended December 31, 2024, representing a 95% decrease in 2025 compared to 2024. The decrease was primarily due to the interest generated from our investment products, through medium-term deposits with banks

Interest expense

Our interest expense increased to €668,033 (approximately US$784,004)) for the year ended December 31, 2025, from €382,357 for the year ended December 31, 2024, representing a 75% increase in 2025 compared to 2024. The increase was primarily due to the increase in interest from debt bond and factoring service.

Recovery of bad debts

We recorded recovery of bad debts of €57,536 (approximately US$67,524) during the year ended December 31, 2025, compared to €0 for the year ended December 31, 2024.

Loss from disposal of equipment

We incurred loss from disposal of equipment of €42,761 (approximately US$50,184) during the year ended December 31, 2025, compared to €0 for the year ended December 31, 2024.

Foreign exchange gain (loss)

Due to fluctuation in the Euro/US Dollar exchange rates, our foreign exchange gain (loss) decreased to €132,832 loss (approximately US$155,892) for the year ended December 31, 2025 from €4,516 gain for the year ended December 31, 2024. The decrease in 2025 was due to increased foreign currency denominated transactions and fluctuations in the Euro/US Dollar exchange rates during the period.

Income tax expense

We recorded income tax (recovery) expenses - current of €0 (US$0) for the year ended December 31, 2025, as compared to €0 for the year ended December 31, 2024, representing a 0% decrease in 2025 compared to 2024. Income tax (recovery) expense - deferred for the years ended December 31, 2025 and 2024 totaled 388,382 (approximately US$455,805) and €(1,144,601), respectively, representing 66% decrease.

Taxation

Corporate income tax

Corporate income tax reflects the amounts we estimate for taxes based upon income before taxes as calculated in accordance with applicable tax regulations. The statutory corporate income tax rate in Spain is currently 25%. We calculate our effective tax rate under IFRS as our corporate income tax over our income (loss) before tax.

Net loss

Our net loss for the years ended December 31, 2025 and 2024 was €(1,156,309) (approximately US$(1,357,044) and €(3,337,000), respectively. The €2,180,691, or 65% decrease in net loss in 2025 compared to 2024 was attributable to the substantial increase in revenues and improved gross margin performance, partially offset by higher interest expense and unfavorable foreign exchange movements.

B. Liquidity and Capital Resources

As of December 31, 2025 and 2024, we had cash on hand of 493,129 (approximately US$578,736), and €2,384,625, respectively. To date, we have financed our operations primarily through capital contributions from our parent company and part of our net proceeds of the registered direct offering and at the market offering completed or launched in March 2026. We expect to finance our operations and working capital needs in the near future from cash generated through operations.

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

The following table summarizes the key cash flow components from our consolidated statements of cash flows for the periods indicated.

	Year Ended December 31,
	2025		2024	Changes
	€	$	€	€	%
Cash Flows provided by (used in) operating activities	(1,897,896)	(2,227,371)	986,949	(2,884,845)	-292.3%
Cash Flows provided by (used in) investing activities	(622,549)	(730,624)	938,455)	(1,561,004)	-166.3%
Cash Flows provided by (used in) financing activities	628,949	738,135	(161,310	790,259	-489.9%
Net change in cash during period	(1,891,496)	(2,219,860)	1,764,094	(3,655,590)	-207.2%

Operating Activities

Net cash used in our operating activities was €(1,897,896) (approximately US$2,227,371) for the year ended December 31, 2025, as compared to net cash provided by operating activities of €986,949 and €182,845 for the years ended December 31, 2024 and 2023, respectively. The change from cash provided to cash used in operating activities was primarily driven by significant increases in amounts due from an increase in expenses associated with inventory purchases and a higher volume of advance payments to suppliers for inventory procurement driven by increased sales, partially offset by amounts due from related parties.

Investing Activities

Net cash used in investing activities totaled €(622,549) (approximately US$730,624) for the year ended December 31, 2025, as compared to net cash provided by investing activities of €938,455 and net cash used in investing activities of €(2,588,759) for the years ended December 31, 2024 and 2023, respectively. The decrease in 2025 was primarily due to the absence during the year of disbursements or investments related to short-term investments, as well as lower purchases of intangible assets compared to 2024.

Financing Activities

Net cash provided by our financing activities was €(628,949) (approximately US$738,135) for the year ended December 31, 2025, as compared to net cash used in financing activities of €(161,310) and net cash provided by financing activities of €2,523,860 for the years ended December 31, 2024 and 2023, respectively. The improvement was primarily due to the increased cash available under our lines of credit and proceeds received from our Enerfip bond offering to European investors partially offset by repayment of loans to related parties.

C. Research and Development, Patents and Licenses

We incurred €631,294 (approximately US$740,887), €926,953 and €516,686 in research and development expense during the years ended December 31, 2025, 2024 and 2023, respectively. The decrease in 2025 was primarily due to the completion during the year of key development milestones, including the new Turbo Energy software SKN2 and the first beta units of the new SUNBOX energy storage solution developed for the U.S. market, partially offset by continued investment in new product lines.

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

For a summary of all of our significant accounting policies, see Note 2 to our audited consolidated financial statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025 and 2024 included elsewhere in this annual report.

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

Liquidity

The Company incurred a net loss of €(1,156,309) (approximately US$ (1,357,044) during the year ended December 31, 2025.

The Company successfully completed its IPO on the Nasdaq in September 2023, whereby it raised €3.8 million net of expenses related to the process.

During the year of 2026, the Company carried out several fundraising transactions in the U.S. market through the issuance of ordinary shares represented by American Depositary Securities (ADSs), using placement structures commonly used in that market, including a registered direct offering and subsequent placements under an “at-the-market” (ATM) program. These transactions resulted in the issuance of approximately 7.8 million shares, equivalent to approximately 1.56 million ADSs, for total gross proceeds of approximately USD 5.0 million.

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

G. Safe Harbor

See “Introductory Notes-Forward-Looking Information.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information regarding our current directors and executive officers.

NAME	AGE	POSITION
Enrique Selva Bellvis	50	Chairman of the Board
Mariano Soria	52	Chief Executive Officer, Interim Chief Financial Officer, General Manager and Director
Manuel Cercos	43	Chief Commercial Officer
Pablo de la Cuadra	59	Chief Product Officer
Miguel Valldecabres	47	Director
Emilio Cañavate	42	Director
Julian Groves	45	Director
Daniel Green	60	Independent Director; Chair of Compensation Committee
Monika Mikac	40	Independent Director; Chair of Audit Committee
Héctor Dominguis	51	Independent Director; Chair of Nominating and Corporate Governance Committee

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

Mr. Mariano Soria, Chief Executive Officer and Interim Chief Financial Officer

Mr. Soria has served as the Chief Innovation Officer for the Umbrella Group since March 2021. He has been Turbo Energy’s General Manager since October 2022 and was appointed to serve as the Company’s Chief Executive Officer in December 2023. He was also appointed to serve as the Interim Chief Financial Officer on February 17, 2026, until a successor is appointed.

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

Miguel Valldecabres, Director

Mr. Valldecabres has served as a Director on our Board since February 2023. Mr. Valldecabres’ interest in motor racing and enthusiasm for e-mobility began at a very young age. After earning a degree in Economics and receiving an MsC from the University of Southampton (U.K.), he got involved with Campos Racing as CFO, where he acquired the knowledge about motorsports. He spent the next five years at PwC in Spain and the United Kingdom working as a Senior Auditor, where he gained the business knowledge to launch his first entrepreneurial venture in the food industry - Chic-Kles, which he grew from start-up to over €25 million in annual sales and employing 180 people.

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

Mónika Mikac, Director

Ms. Mikac has been our Director since September 2023. A dynamic serial entrepreneur with over a decade of experience in raising capital and securing significant investments for startups in the electric vehicle (EV) sector, she currently serves as the CEO of NAD Capital, an investment fund dedicated to advancing the full spectrum of electric mobility. Previously, she held the position of Board Member and Chief Business Officer (CBO) at QEV Technologies, where she played a pivotal role in securing a €17 million funding round with the European Investment Bank. Recognized as one of the European Automotive Rising Stars, Ms. Mikac began her automotive career as the Chief Operating Officer (COO) at Rimac Automobili, where she contributed to the Company’s remarkable growth from one to 350 employees. As one of the first five employees, she managed a diverse range of responsibilities, including public relations, marketing, finance and administration, and was instrumental in raising over €50 million in funding.

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

B. Compensation

Executive Compensation

For the fiscal year ended December 31, 2025, the aggregate cash compensation and benefits that we paid to our officers was approximately €248,055 (approximately $291,117). We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive and non-executive directors and officers.

Director Compensation

For the fiscal year ended December 31, 2025, the aggregate cash compensation and benefits that we paid to our executive directors was approximately €101,616 (approximately $119,256) and we paid €102,564 (approximately $120,369) to our non-executive directors.

We did not pay any other compensation to our directors. Except as indicated below and in Section E. Share Ownership relating to the shares issued to our directors and executive officers under our 2023 Equity Incentive Plan, none of our directors or executive officers received any equity awards, including options, restricted shares or other equity incentives in the year ended December 31, 2025. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our non-employee directors.

The following table sets forth certain information regarding compensation paid to our directors and senior management for the full fiscal year ended December 31, 2025.

Name	Officers and Directors	Compensation Received in 2025 (€)	Entitlement under Stock Option Plan	Other Entitlement
Enrique Selva Bellvis	Chairman of the Board	-
Mariano Soria	Chief Executive Officer, General Manager and Director	101,616
Alejandro Moragues Navarro*	Previous Chief Financial Officer; Previous Chief Accounting Officer	45,933
Manuel Cercos	Chief Commercial Officer	65,352
Ruben Sousa*	Previous Chief Technology Officer	67,017
Pablo de la Cuadra	Chief Product Officer	69,753
Miguel Valldecabres	Director	-
Emilio Cañavate	Director	-
Julian Groves	Director	-
Daniel Green	Independent Director; Chair of Compensation Committee	34,188
Monika Mikac	Independent Director; Chair of Audit Committee	34,188
Héctor Dominguis	Independent Director; Chair of Nominating and Corporate Governance Committee	34,188

*	Alejandro Moragues Navarro served as our Chief Financial Officer; Chief Accounting Officer from January 2025 through September 2025.

*	Ruben Sousa served as our Chief Technology Officer from January 2025 through October 2025.

2023 Equity Incentive Plan

On August 23, 2023, the Board of Directors (the “Board”) of our Company approved the Turbo Energy, S.A. 2023 Equity Incentive Plan (the “Plan”). The Plan originally provided for an aggregate of 1,900,000 Ordinary Shares, in the form of incentive share options, non-qualified share options, restricted shares, restricted share units, share appreciation rights, performance share awards and performance compensation awards to employees, directors, and consultants of the Company or any affiliates of the Company. However, on December 18, 2024 at a Special General Meeting of Shareholders, our shareholders approved an amendment to the Plan to increase the total number of Ordinary Shares available for grant under the Plan to 5,500,000. In addition, our shareholders approved the provision to automatically increase the number of Ordinary Shares available for grant under the Plan to the lesser of i) ten percent of the total number of Ordinary Shares issued and outstanding on December 31 of the calendar year immediately preceding the date of such increase and ii) a number of Ordinary Shares determined by the Board. The automatic increase will commence on January 1, 2026 and continue until January 1, 2033.

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

If we cease to be a controlled company, we will be required to comply with Nasdaq’s corporate governance requirements applicable to listed companies generally, subject to a phase-in period during the first year after we cease to be a controlled company. See “Risk Factors-We qualify as a “controlled company” under Nasdaq corporate governance rules and we may be exempt from certain corporate governance requirements that could adversely affect our public shareholders” for additional information. Even though we expect to be a controlled company for purposes of the Listing Rules, we will have to comply with the requirements of those rules relating to the membership, qualifications and operations of the audit committee of the Board of Directors, including the requirement that the audit committee be composed of at least three directors who meet the independence requirements under the rules for membership on that committee.

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

Board Operations

Our Board and Committee Meetings Held in 2025

During the year ended December 31, 2025, our Board of Directors held a total of 6 meetings, the Audit Committee held a total of 2 meetings, the Compensation Committee held 0 meeting(s) and the Nominating and Corporate Governance Committee held a total of 1 meeting(s).

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

2025 Stock Option Grants

No officers or directors of Turbo Energy were granted stock options under the Equity Plan in 2025.

D. Employees

As of the date of this report, we have 12 workers to carry out commercial, logistical, administrative, purchasing and product development work. The table below sets forth the number of employees by function. Our parent company, Umbrella Global Energy, provides fiscal, legal and strategic support in exchange for a fee. We also have external consultants who are experts in electrical engineering, computer science and digitization.

Department/Function	Employees
Management	3
Commercial	2
Logistics	1
Administrative	2
Customer Services	1
Product and IT Development	3
TOTALS	12

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

E. Share Ownership

The following table sets forth information with respect to beneficial ownership of our share capital as of the date of this report by:

●	Each of our directors and named executive officers;

●	All directors and named executive officers as a group; and

●	Each person who is known by us to beneficially own 5% or more of each class of our voting securities.

Directors and Executive Officers:	Number(1)	Percent of Class(2)
Enrique Selva Bellvis, Chairman of the Board(3)	39,231,846	62.39%
Mariano Soria, Chief Executive Officer; Interim Chief Financial Officer; General Manager and Director	-	0%
Manuel Cercos, Chief Commercial Officer(4)	400,686	*
Pablo de la Cuadra, Chief Product Officer	-	0%
Julian Groves, Director	-	0%
Miguel Valldecabres, Director	-	0%
Emilio Cañavate, Director(5)	400,686	*
Daniel Green, Independent Director	-	0%
Monika Mikac, Independent Director	-	0%
Héctor Dominguis, Independent Director	-	0%
All directors and executive officers as a group (10 persons)	40,033,218	63.67%
Other Principal Shareholders:
Umbrella Global Energy, S.A.(6)	41,582,025	66.13%

*	Less than 1%.

(1)	Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as noted below, each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to the ordinary shares. For each beneficial owner above, any options exercisable within 60 days have been included in the denominator.

(2)	Based on 62,877,105 ordinary shares outstanding pursuant to SEC Rule 13d-3(d)(1) as of the date of this annual report.

(3)	Consists of 11,624,891 ordinary shares Mr. Enrique Selva Bellvis owns through his 23.21% ownership of Umbrella Global Energy, 27,441,955 ordinary shares Mr. Bellvis owns through his 54% ownership of Crocodile Investment and 33,000 American Depositary Shares. Mr. Bellvis is the sole administrator of Crocodile Investment, and he owns 100% shares of the company, as such, Mr. Bellvis has the voting and dispositive power of the securities held by Crocodile Investment. Crocodile Investment’s business address is Plaza América, 2, 4B, 46004, Valencia, Spain. Umbrella Global Energy is a public company listed in Spain on BME GROWTH. Mr. Bellvis serves as the Chief Executive Officer at Umbrella Global. Umbrella Global’s business address is Plaza América, 2, 4B, 46004, Valencia, Spain.

(4)	Consists of 400,686 ordinary shares Mr. Manuel Cercos owns through his 0.8% ownership of Umbrella Solar. Mr. Cercos received those shares as compensation for his services during the IPO process Umbrella Solar completed in July 2022. Umbrella Global Energy, S.A is a public company listed on BME GROWTH. Umbrella Global’s business address is Plaza América, 2, 4B, 46004, Valencia, Spain.

(5)	Consists of 400,686 ordinary shares Mr. Emilio Cañavate owns through his 0.8% ownership of Umbrella Solar. Mr. Cañavate received those shares as compensation for his services during the IPO process Umbrella Solar completed in July 2022. Umbrella Global Energy, S.A is a public company listed on BME GROWTH. Mr. Cañavate serves as the Group Chief Financial Officer at Umbrella Global. Umbrella Global’s business address is Plaza América, 2, 4B, 46004, Valencia, Spain.

(6)	Umbrella Global Energy, S.A. is a corporation formed under the laws of the Kingdom of Spain. It is a public company listed on BME GROWTH. Crocodile Investment and Enrique Selva Bellvís are the majority shareholders of the issued and outstanding shares of Umbrella Global. Enrique Selva Bellvis personally owns 23.21% of Umbrella Global, while Crocodile Investment owns 54% of Umbrella Global. Mr. Bellvis is the sole owner of Crocodile Investment, holding 100% of its shares. Umbrella Global’s business address is Plaza América, 2, 4B, 46004, Valencia, Spain.

None of the outstanding ordinary shares are held in the United States. None of the major shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to Item 6 “Directors, Senior Management and Employees-E. Share Ownership.”

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

Transactions with Related Parties

Our related party transactions during the fiscal years ended December 31, 2025, 2024 and 2023 include sales of products or services made to or purchases of products or services from affiliated group companies that are under common control and to associates of such group companies. These transactions include income accrued from the commercial activities of our Company. The purchases relate to merchandise that we sell in its normal course of commercial operations.

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

During the years ended December 31, 2025, 2024 and 2023, the Company incurred management fees to Umbrella Global Energy, S.A, of €350,372 (approximately $411,197), €840,000, and €995,435, respectively.

No compensation has been paid to the executives under Crocodile Investment SLU. The Company expects to continue with the same allocation structure in the future.

The Amount due from (to) as of December 31, 2025 are summarized as follows:

Due from related parties:

	Ultimate	Senior	Other group
	partner	partner	companies	Total
Credits pending collection	-	€-	€35,118	€35,118
Long-term investment	-	-	291,810	291,810
Trade receivables	-	-	10,116,959	10,116,959
Total	-	€-	€10,443,887	€10,443,887

Due to related parties

	Ultimate	Senior	Other group
	partner	partner	companies	Total
Credits pending to pay	-	€(1,020,746)	€(822)	€(1,021,568)
Credits pending collection	-	-	(1,840,395)	(1,840,395)
Trade payable	-	(67,154)		(67,154)
Total	-	€(1,087,900)	(1,841,217)	€(2,929,117)

During the year ended December 31, 2025, a total amount of €81,320 has been paid for interest.

The Amount due from (to) as of December 31, 2024 are summarized as follows:

Due from related parties:

	Ultimate	Senior	Other group
	partner	partner	companies	Total
Credits pending collection	€-	€-	€16,908	€16,908
Long-term investment	-	-	112,725	112,725
Trade receivables	250	-	116,337	116,587
Total	€250	€-	€245,970	€246,220

Due to related parties:

	Ultimate	Senior	Other group
	partner	partner	companies	Total
Credits pending to pay	€-	€(1,900,000)	€(784)	€(1,900,784)
Credits pending collection	-	164,380	-	164,380
Trade payable	-	(2,196)	(53,445)	(55,641)
Total	€-	€(1,737,816)	€(54,229)	€(1,792,045)

All the amounts due to and from related parties are unsecured, non-interest bearing and due on demand, except for the loan agreement from Umbrella Global Energy, S.A. of €3,800,000. This five-year loan was formalized and signed on June 30, 2023, with a market interest rate of 6.25% per year, payable bi-annually. During the year ended December 31, 2025 and 2024, Turbo Energy received proceed from the loan of €180,000 and €0, respectively. During the year ended December 31, 2025 and 2024, Turbo Energy repaid €903,733 and €1,300,000, respectively. Also, during the year ended December 31, 2024, €600,000 of the loan was converted to partner contribution. As of December 31, 2025 and December 31, 2024, the loan amount was €1,176,267 and €1,900,000, respectively

During the year ended December 31, 2024, a total amount of €183,777 has been paid for interest.

The Amount due from (to) as of December 31, 2023 are summarized as follows:

Due from related parties:

	Ultimate	Senior	Other group
	partner	partner	companies	Total
Credits pending collection	€-	€-	€175,771	€175,771
Long-term investment	-	-	2,550	2,550
Trade receivables	-	-	1,422,952	1,422,952
Total	€-	€-	€1,601,273	€1,601,273

Due to related parties:

	Ultimate	Senior	Other group
	partner	partner	companies	Total
Credits pending to pay	€-	€(3,800,000)	€-	€(3,800,000)
Credits pending collection	-	72,444	(784)	71,660
Trade payable	-	(119,610)	-	(119,610)
Total	€-	€(3,847,166)	€(784)	€(3,847,950)

During the year ended December 31, 2023, a total amount of € 118,750 has been paid for interest.

Transactions with related parties during the year ended December 31, 2025, were summarized as follows:

	Ultimate	Senior	Other group
	partner	partner	companies	Total
Sales	€	€	€10,524,288	€10,524,288
*Services received		(582,440)		(582,440)
Total	€	€(582,440)	€10,524,288	€9,941,848

Transactions with related parties during the year ended December 31, 2024, were summarized as follows:

	Ultimate	Senior	Other group
	partner	partner	companies	Total
Sales	€742	€-	€305,909	€306,651
*Services received	-	(1,133,890)	-	(1,133,890)
Total	€742	€(1,133,890)	€305,909	€(827,239)

Transactions with related parties during the year ended December 31, 2023 were summarized as follows:

	Ultimate	Senior	Other group
	partner	partner	companies	Total
Sales	€28,419	€2,418	€1,349,710	€1,380,547
*Services received	-	(1,139,518)	-	(1,139,518)
Purchases	-	-	(1,201,244)	(1,201,244)
Total	€28,419	€(1,137,000)	€148,466	€(960,215)

These transactions have been measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Except as set forth above, there has not been, nor is there currently proposed, any transaction in which the Company or its subsidiary are or were a participant and the amount involved exceeds the lesser of $120,000 or 1% of the total assets as of December 31, 2025, and in which any of our directors, executive officers, holders of more than 5% of our ordinary shares or any immediate family member of any of the foregoing had or will have a direct or indirect material interest, other than compensation arrangements, which include equity and other compensation, termination, change in control, consulting and other arrangements, which are described under “Executive Compensation” above.

Review, Approval and Ratification of Related Party Transactions

We have adopted formal policies and procedures for the review, approval or ratification of transactions, such as those described above, with our executive officer(s), director(s) and significant shareholders.

Employment and Indemnification Agreements

See “Management-Employment and Indemnification Agreements.”

Compensation of Directors and Officers

See “Management-Compensation of Directors and Officers.”

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

On November 22, 2024, we filed a lawsuit in the Mercantile Court of Madrid in the Kingdom of Spain against Sigenergy International S.L. in an action for the cessation and rectification of illegal advertising relating to its baseless claim that its product marketed as SigenStor is the “world’s first highly integrated 5-in-1 energy storage system.” On June 12, 2023, China-based Sigenergy announced that it was “set to astound the world with its all-scenario energy solution, featuring the world’s first highly integrated 5-in-1 energy storage system,” at the EES Europe industry conference which was held in Munich, Germany that same week. Over the next year, Sigenergy followed with the implementation of a multi-channel promotional campaign, routinely broadcasting its claim to be the “world’s first” on YouTube, its social media sites, its website and website blog and at industry trade show and conferences. By way of the lawsuit, Turbo Energy is alleging that Sigenergy’s promotional statements were blatantly false and misleading, particularly in light of the fact that Turbo Energy has been marketing its patented SUNBOX EV product, a highly integrated, all-in-one energy storage system, since its announced launch on April 22, 2022 and its official debut at the InterSolar Europe industry event held in Europe on May 11-13, 2022 - more than one year ahead of the introduction of SigenStor.

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

On April 2025, Boustead Securities, LLC (“Boustead”) initiated an arbitration proceeding against Turbo Energy, S.L. (“Turbo Energy” or the “Company”) before the Financial Industry Regulatory Authority (“FINRA”), Case No. 25-01072. The arbitration arises from Boustead’s prior role as placement agent and underwriter in connection with the Company’s initial public offering. Boustead’s claims seek recovery of approximately $216,000 in cash fees and warrants for more than 96,000 shares of the Company, which Boustead alleges are due pursuant to a right of first refusal provision contained in the parties’ March 7, 2022 Engagement Agreement.

On August 7, 2025, Turbo Energy filed its Answer and asserted counterclaims against Boustead, alleging, among other things, breach of contract, negligent misrepresentation, and fraud, and seeking damages and other relief. Turbo Energy’s counterclaims arise from disputes concerning the calculation and payment of certain expenses and the scope and enforceability of Boustead’s right of first refusal. On August 27, 2025, Boustead filed its response denying all allegations in Turbo’s counterclaims and asserting affirmative defenses.

On September 18, 2025, the FINRA arbitration panel issued an order denying Boustead’s motion to change the hearing location. The arbitration proceedings remain ongoing. The Company intends to vigorously pursue its counterclaims and defend against all claims asserted by Boustead. At this stage, the Company cannot predict the outcome of the arbitration or estimate any potential loss or recovery.

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

Dividend Policy

In all the history of our Company, we only have declared and paid cash dividends on our ordinary shares out of the profit for the year ended December 31, 2021, for a total amount of 513,336 euros. We may also enter into credit agreements or other borrowing arrangements in the future that will restrict our ability to declare or pay cash dividends on our ordinary shares. Any future determination to declare dividends will be made at the discretion of our Board of Directors and will depend on our financial condition, operating results, capital requirements, contractual restrictions, general business conditions and other factors that our Board of Directors may deem relevant. See also “Risk Factors-We do not expect to declare or pay dividends in the foreseeable future.”

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

General

The Company is a public limited liability company (sociedad anónima., S.A.) registered with the Commercial Registry of Valencia (Registro Mercantil de Valencia), under volume 9686, sheet 44, page V-155858 and 1st inscription and holder of Spanish tax identification number A9856919, incorporated under the laws of Spain for an unlimited term pursuant to a notarized public deed of incorporation granted before the public notary Mr. José Alicarte Domingo, under number 2287 of his protocol on having its registered address at Calle Isabel la Católiza 8, Oficinas 50-51, C.P 46004, Valencia (Spain) and with phone number +34 960 45 00 26. The Company’s legal name is “Turbo Energy S.A. and its commercial name is Turbo Energy. The financial year end of the Company is December 31. The Company’s corporate purpose is as follows:

●	CNAE of its main activity 2712: Manufacture of electrical distribution and control device):

a)	The design and manufacture of electrical material and equipment.

b)	The purchase, distribution and sale of electrical and electronic material for the development of renewable energy projects, such as solar panels, inverters, chargers, regulators, batteries and structures among others.

At the date of this report, the issued share capital of the Company amounts to €3,004,285 divided into a single series of 60,085,700 registered shares in book-entry form, with a nominal value of €0.05 each and with ISIN code ES0105706008 allocated by the Spanish National Agency for the Codification of Securities (Agencia Nacional de Codificación de Valores Mobiliarios), an entity dependent upon the CNMV.

On June 26, 2023, our sole shareholder, Umbrella Solar Investment, S.A., approved decisions to increase the Company’s authorized share capital by a maximum amount of twenty million seven hundred thousand euros (€20,700,000) through issuing and circulating a maximum of 9,000,000 new shares with a par value of €0.05 each and an issue premium of €2.25 per share. These new shares belong to the same class and series as those currently in circulation and are subscribed through monetary contributions. Our increase in authorized share capital will not take effect upon the pricing of the offering.

The newly issued shares are issued at an issue rate (par value plus a share premium) on the following terms. In any case, the par value of the new shares will be the same as the current par value, i.e. 0.05 Euro cents per share. The Increase Shares are issued with an issue premium of two euros and twenty-five cents (€2.25) per share issued. As a result, the total amount of the Capital Increase (nominal amount plus share premium) in the event of full subscription amounts to twenty million seven hundred thousand euros (€20,700,000).

On September 14, 2023, our sole shareholder, Umbrella Solar Investment, S.A., approved decisions to amend the prior sole shareholder decisions dated June 26, 2023 in order to further increase the Company’s authorized share capital up to and by a maximum amount of twenty-two million seven hundred and fifty thousand euros (€22,750,000) through issuing and circulating a maximum of 25,000,000 new shares with a par value of €0.05 each and an issue premium of €0.86 per share. These new shares belong to the same class and series as those currently in circulation and are subscribed through monetary contributions. Our increase in authorized share capital took effect upon the pricing of the offering.

The newly issued shares are issued at an issue rate (par value plus a share premium) on the following terms. In any case, the par value of the new shares will be the same as the current par value, i.e. 0.05 Euro cents per share. The Increase Shares are issued with an issue premium of eighty-six cents of Euro (€0.86) per share issued. As a result, the total amount of the Capital Increase (nominal amount plus share premium) in the event of full subscription amounts to twenty-two million seven hundred and fifty thousand euros (€22,750,000).

On June 24, 2025, the General Meeting approved to authorize the Board of Director, pursuant to the provisions of Article 297.1.b) of Spanish Companies Act, so that, within the period of one year from the date of the General Meeting, to increase the share capital up to half of the existing capital as of the date of authorization, through one or more capital increases.

The delegation includes the faculty to exclude, in whole or in part, the shareholders’ preemptive subscription rights in relation to capital increases carried out pursuant to Article 506 of Spanish Companies Act, subject to the maximum limit that the exclusion of preemptive subscription rights may not, in aggregate, to more than 20% of the Company’s share capital at the time the corresponding capital increase resolution is adopted.

By delegation, the Board of Directors is empowered to set the terms and conditions of capital increases in all matters not provided for by the General Meeting, to determine the characteristics of the shares to be issued, to freely offer the new shares not subscribed for within the period or periods for exercising the preemptive subscription right, and to provide that, in the event of incomplete subscription, the share capital shall be increased only by the amount of the subscriptions actually made, as well as to amend the article of the Bylaws relating to share capital and the number of shares.

On March 11, 2026, as part of the registered direct offering with certain institutional investor , and pursuant to the authority granted by the General Meeting held on June 24, 2025, it was approved to issue and put into circulation 5,000,000 new ordinary shares of the company, of the same class and series as those then outstanding, with a par value of €0.05 each, numbered consecutively and fully subscribed through cash contributions.

The aforementioned shares were issued at a price of €0.56 per share, with €0.05 representing the par value and €0.51 representing the share premium, bringing the total amount actually paid in for the capital increase to €2,800,000.

As a result of the foregoing, the share capital was fully subscribed and paid up, increased by a nominal amount of €250,000, and set at €3,004,285, represented by 60,085,700 shares with a par value of €0.05 each.

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

The Amended Bylaws cannot require qualified majority for the adoption of such resolution. The decision to bring an action or reach a settlement shall entail the removal of the relevant directors. The approval of the financial statements shall not preclude action for liability nor constitute a waiver of the action agreed or brought. According to the Spanish Companies Act -and in addition to the matters referred to in the previous paragraphs and any other matters as provided by law, the Company’s Amended Bylaws or the General Shareholders’ Meeting Regulations- the following matters among others fall within the authority of the General Shareholders’ Meetings: (a) appointment and removal of directors, as well as the ratification of directors designated through a co-option procedure; (b) appointment and removal of accounts auditors and, if applicable, of the liquidators; (c) approval of the financial statements of the previous year, of the allocation of results and of the corporate management; (d) any increase or decrease in the capital stock, including a delegation to the Board of Directors of the power to increase the capital stock; (e) elimination or limitation of preferential subscription rights; (f) authorization for the derivative acquisition of own shares; (g) approval and amendment of the General Shareholders’ Meeting Regulations; (h) amendments of the Bylaws; (i) approval of the policy on directors’ remunerations, in accordance with the terms set out in the Spanish Companies Act; (j) approval of the Company’s Directors remuneration systems, in the form of shares or rights over shares or linked to the value of the shares; (k) granting the Directors the exemptions regarding the prohibitions deriving from the duty of loyalty, when the granting of said exemptions lies with the general meeting, as well as the exemption regarding non-compete obligation duties; (l) a merger, spin-off, transformation, dissolution and global assignment of the Company’s assets and liabilities; (m) a transfer of the Company’s registered address abroad; (n) transformation of the Company into a holding company, through “subsidiarization”, the incorporation or transfer into dependent companies of essential activities developed by the Company itself until then, even if the latter remains as the full legal owner thereof. An activity is presumed to be essential when the relevant amount of the transaction exceeds 25% of the total assets in the balance sheet; (o) the acquisition, disposal or contribution of essential assets to another company. An asset is presumed to be essential when the relevant amount of the transaction exceeds 25% of the value of the total assets according to the last balance sheet approved; (p) the winding up of the Company; (q) operations with an effect equivalent to the Company’s liquidation and the approval of the liquidation balance sheet; (r) approval of the termination or amendment of the Investment Management Agreement; and (s) approval of the termination or amendment of Investment Strategy.

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

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4 “Information on the Company,” Item 5 “Operating and Financial Review and Prospects-F. Tabular Disclosure of Contractual Obligations,” Item 7 “Major Shareholders and Related Party Transactions,” or filed (or incorporated by reference) as exhibits to this annual report or otherwise described or referenced in this annual report

D. Exchange Controls

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

Income Taxes - Taxation of Dividends

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

Income Taxes - Preemptive rights

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

The sale of preemptive rights to subscribe new shares will be considered as taxable capital gain for the amount received. In this respect, review “Income Taxes - Taxation of Capital Gains” below.

Income Taxes - Taxation of Capital Gains

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

The discussion below under “-Dividends” and “-Sale or Other Disposition” is written on the basis that we will not be or become classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply generally if we are treated as a PFIC are discussed below under “-Passive Foreign Investment Company Rules” beginning on page 91.

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

Voting Rights

As a holder, you generally have the right under the deposit agreement to instruct the depositary to exercise the voting rights for the ordinary shares represented by your ADSs. The voting rights of holders of ordinary shares are described in “Description of Share Capital - Shareholders’ Meetings and Voting Rights”.

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

Use of Proceeds

For the period from September 2023, the date that the F-1 Registration Statement was declared effective by the SEC, to December 31, 2025, the following is our reasonable estimate of the uses of the proceeds from the IPO:

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

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of December 31, 2025 (the “Evaluation Date”), the Company carried out an evaluation, under the supervision of and with the participation of management, including the Company’s chief executive officer and chief financial officer, of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) under the Securities Exchange Act of 1934). Based upon this evaluation, our chief executive officer and chief financial officer concluded that as of the Evaluation Date, the Company’s disclosure controls and procedures were effective.

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

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of its internal control over financial reporting as of December 31, 2025, using criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Management concluded, based on its evaluation, that internal control over financial reporting was effective as of December 31, 2025, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes.

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

Changes in Internal Control Over Financial Reporting

Except as described above, there have been no changes in our internal control over financial reporting during the fiscal year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16B. CODE OF ETHICS

Our code of conduct and business ethics conforms to the rules and regulations of NASDAQ. The code of conduct and business ethics applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer, and addresses, among other things, honesty and ethical conduct, conflicts of interest, compliance with laws, regulations and policies, including disclosure requirements under the federal securities laws, confidentiality, trading on inside information, and reporting of violations of the code. A copy of conduct and business ethics has been filed as an exhibit to our Registration Statement on Form F-1, File No. 333-273198, as amended. The Company will provide any person a copy of its code of ethics, without charge, upon request. Such request should be addressed to the Company at Street Plaza de América, 2 – 4º A-B – 46004 Valencia, Valencia, Spain 46004.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with services rendered by our principal external auditors for the periods indicated.

		Fiscal Years Ended
		December 31,
	2025	2024	2023
Audit Fees (i)	€153,000	€129,960	€120,510
Audit-related Fees (ii)	19,741	25,465	6,221
Tax Fees	-	-	-
TOTAL	€172,741	€155,425	€126,731

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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable

ITEM 16G. CORPORATE GOVERNANCE

For the fiscal year ended December 31, 2025, we were a “controlled company” within the meaning of the Nasdaq Listing Rules, where more than 50% of the voting power of our securities for the election of directors was held by an individual, group or another company and, as a result, qualified for and relied on exemptions from certain Nasdaq corporate governance requirements, including, without limitation (i) the requirement that to hold an annual meeting of shareholders no later than one year after the end of its fiscal year; (ii) the requirement of having a majority of independent directors; (iii) the requirement that the compensation of our officers be determined or recommended to our Board of Directors by a compensation committee that is comprised solely of independent directors, and (iv) the requirement that director nominees be selected or recommended to the Board of Directors by a majority of independent directors or a nominating and corporate governance committee comprised solely of independent directors. Since we relied on the “controlled company” exemption, we were not required to have a majority of independent directors on our board, or a compensation committee or a nominating and corporate governance committee composed solely of independent directors.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We are committed to compliance with laws and regulations and to financial integrity. We have adopted an insider trading policy that governs the purchase, sale and other dispositions of Turbo Energy’s securities by directors, management and employees that is reasonably designed to promote compliance with applicable trading laws, rules and regulations and listing standards. A copy of the policy is included as Exhibit 11.2 to this annual report on Form 20-F.

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

ITEM 18. FINANCIAL STATEMENTS

The full text of our audited consolidated financial statements begins on page F-1 of this annual report.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	English Translation of Certificate of Incorporation and Bylaws of Turbo Energy, S.A. (was incorporated under the name of Distritech Solutions S.L.) on September 18, 2013 under the laws of the Kingdom of Spain (incorporated by reference to Exhibit 3.1 to the Form F-1 filed on July 11, 2023)
1.2	English Translation of Bylaws of TURBO ENERGY, S.L. (incorporated by reference to Exhibit 3.2 to the Form F-1 filed on July 11, 2023)
1.3	English Translation of Deed of Transformation from “TURBO ENERGY, S.L.” to “TURBO ENERGY, S.A.”, dated February 8, 2023 (incorporated by reference to Exhibit 3.3 to the Form F-1 filed on July 11, 2023)
1.4	English Translation of Public Deed of Amendment of the Bylaws of Turbo Energy, S.A. (incorporated by reference to Exhibit 3.4 to the Amendment No.3 to the Form F-1 filed on September 15, 2023)
2.1*	Description of American Depositary Shares Registered Pursuant to Section 12 of the Exchange Act as of December 31, 2025
2.2	Form of Deposit Agreement (incorporated by reference to Exhibit 99(a) to the Registration Statement on Form F-6 ((File No. 333- 273204) filed on July 11, 2023)
2.3	Form of American Depositary Receipt evidencing American Depositary Shares (included in Exhibit 2.2)
4.1	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated by reference to Exhibit 10.1 to the Form F-1 filed on July 11, 2023)
4.2	Form of Director Agreement between the Registrant and its executive directors (incorporated by reference to Exhibit 10.2 to the Form F-1 filed on July 11, 2023)
4.3	Form of Independent Director Agreement between the Registrant and its independent directors (incorporated by reference to Exhibit 10.3 to the Form F-1 filed on July 11, 2023)
4.4	Turbo Energy, S.A. 2023 Equity Incentive Plan (incorporated by reference to Exhibit 10.4 to the Form F-1/A2 filed on August 28, 2023)
4.5	Form of Share Option Agreement (incorporated by reference to Exhibit 10.5 to the Form F-1/A2 filed on August 28, 2023)
4.6	Form of Restricted Share Award Agreement (incorporated by reference to Exhibit 10.6 to the Form F-1/A2 filed on August 28, 2023)
4.7	English Translation of public deed with protocol number 2,522 between Enrique Selva Bellvis and Crocodile Investment S.L., dated November 29, 2013 (incorporated by reference to Exhibit 10.7 to the Form F-1 filed on July 11, 2023)
4.8	English Translation of Share Purchase Agreement between Crocodile Investment S.L. and Don Francisco de Borja Pellicer Lopez, dated March 06, 2015 (incorporated by reference to Exhibit 10.8 to the Form F-1 filed on July 11, 2023)
4.9	English Translation of Office Lease Agreement between D. Vicente Moreno Valencia and D. Enrique Selva Bellvis, dated June 1, 2022 (incorporated by reference to Exhibit 10.9 to the Form F-1 filed on July 11, 2023)

4.10	English Translation of Mercantile Deed of Constitution between Crocodile Investment S.L. and Umbrella Solar Investment S.A. (previously named Umbrella Capital S.L.), dated March 20, 2018 (incorporated by reference to Exhibit 10.10 to the Form F-1 filed on July 11, 2023)
4.11	English Translation of Deed of increasing share capital for Turbo Energy S.L.U. (previously Solar Rocket S.L.) by the shareholder, Umbrella Solar Investment S.A. (previously named Umbrella Capital S.L.). dated February 11, 2021 (incorporated by reference to Exhibit 10.11 to the Form F-1 filed on July 11, 2023)
4.12	English Translation of public deed with protocol number 2.150. between Don Manuel Cercós D´Aversa and Umbrella Solar Investment S.A., dated May 31, 2022 (incorporated by reference to Exhibit 10.12 to the Form F-1 filed on July 11, 2023)
4.13	English Translation of Deed of Elevation to the Public of Agreements Social Related to Merger by Absorption of Solar Rocket, SL, as the Absorbing Company, and Turbo Energy, SLU, as the Absorbed Company, between Solar Rocket, SL and Turbo Energy, SLU, dated April 8, 2021 (incorporated by reference to Exhibit 10.13 to the Form F-1 filed on July 11, 2023)
4.14	Shareholder Loan Agreement Between Turbo Energy, S.A. and Umbrella Solar Investment S.A., dated June 30, 2023 (incorporated by reference to Exhibit 10.14 to the Form F-1/A filed on July 26, 2023)
4.15	Agreement between Turbo Energy, S.A. and Enerfip, dated August 26, 2024 (incorporated by reference to Exhibit 4.15 to the Annual Report on Form 20-F for the fiscal year ended December 31, 2024 filed on April 25, 2025)
4.16	Strategic Advisory Agreement between Turbo Energy, S.A. and Connection Holdings, LLC, dated October 18, 2024 (incorporated by reference to Exhibit 10.1 to Form 6-K filed on October 22, 2024
4.17	Strategic Advisory Agreement between Turbo Energy, S.A. and Julian Groves, dated December 2, 2024 (incorporated by reference to Exhibit 10.1 to Form 6-K filed on December 6, 2024)
4.18	Sales Agreement dated March 25, 2026, between Turbo Energy, S.A. and A.G.P./Alliance Global Partners (incorporated by reference to Exhibit 10.1 to Form 6-K filed on March 25, 2026)
4.19	Form of Securities Purchase Agreement, dated March 11, 2026 between Turbo Energy, S.A. and purchaser (incorporated by reference to Exhibit 10.1 to Form 6-K filed on March 13, 2026)
4.20	Placement Agency Agreement, dated March 11, 2026, between Turbo Energy, S.A. and A.G.P./Alliance Global Partners (incorporated by reference to Exhibit 10.2 to Form 6-K filed on March 13, 2026)
8.1*	List of subsidiaries of the registrant
11.1	Code of Ethics and Business Conduct of the Registrant (incorporated by reference to Exhibit 14.1 to the Form F-1 filed on July 11, 2023)
11.2*	Turbo Energy, S.A. Second Amended and Restated Insider Trading Policy
12.1*	Certifications of Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
12.2*	Certifications of Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
13.1**	Certifications of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certifications of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of TAAD LLP, Independent Registered Public Accounting Firm
97.1	Turbo Energy, S.A. Clawback Policy (incorporated by reference to Exhibit 99.1 in the Report on Form 6-K filed on December 1, 2023)
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Turbo Energy, S.A.

By:	/s/ Mariano Soria
Name:	Mariano Soria
Title:	Chief Executive Officer

Date: May 15, 2026

TURBO ENERGY, S.A.

Consolidated Financial Statements

For the Years Ended December 31, 2025, 2024 and 2023

(Expressed in Euro)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Turbo Energy S.A.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Turbo Energy S.A. (the “Company”) as of December 31, 2025 and 2024 and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively referred to as the financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2025 and 2024 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

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

/s/ TAAD LLP

We have served as the Company’s auditor since 2022.
Diamond Bar, CA
May 15, 2026

TURBO ENERGY, S.A.

Consolidated Statements of Financial Position

(Expressed in Euro)

		December 31,	December 31,
As at	Note	2025	2024

Assets
Current
Cash and cash equivalent	2	€493,129	€2,384,625
Accounts receivable and other receivables	4	1,739,775	2,926,132
Inventories	5	3,444,184	1,951,822
Amount due from related parties	11	10,443,887	246,220
Prepaid expense	6	3,643,077	1,020,384
Investments	7	34,557	52,050
Total Current Assets		19,798,609	8,581,233

Non- Current Assets
Property and equipment, net	8	214,966	273,862
Intangible assets, net	9	2,102,151	1,712,975
Right-of-use assets	16	21,444	35,311
Deferred tax assets		2,272,573	2,043,812
Total Assets		€24,409,743	€12,647,193

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities	10	€12,647,530	€2,910,818
Accrued interest payable	12	355,711	14,901
Amount due to related parties	11	2,929,117	1,792,045
Lease liabilities - current portion	16	12,203	32,367
Bank loans - current portion	13	4,510,831	4,369,949
Debt bond - current portion	12	253,352	91,411
Total Current Liabilities		20,708,744	9,211,491

Non-Current Liabilities
Lease liabilities	16	10,059	3,958
Deferred tax liabilities		30,595	33,339
Debt bond - noncurrent portion	12	2,060,705	774,471
Total Liabilities		22,810,103	10,023,259

Shareholders’ Equity
Share Capital	14	2,754,285	2,754,285
Additional paid in capital	14	3,940,606	3,808,591
Reserve	15	1,411,846	1,411,846
Accumulated Deficit		(6,507,097)	(5,350,788)
Total Shareholders’ Equity		1,599,640	2,623,934

Total Liabilities and Shareholders’ Equity		€24,409,743	€12,647,193

The accompanying notes are an integral part of these consolidated financial statements.

TURBO ENERGY, S.A.

Consolidated Statements of Operations

(Expressed in Euro)

		Year ended December 31,
	Note	2025	2024	2023

Revenue	18	€9,350,238	€9,109,968	€11,723,132
Revenue - related parties	11,18	10,524,288	306,651	1,380,547
Other operating income		111,974	221,393	37,092
Total Revenue		19,986,500	9,638,012	13,140,771

Cost and Expenses
Cost of revenues	19	16,089,421	9,080,343	10,842,319
Cost of revenues - related parties	11,18	-	-	1,201,244
Selling and administrative	20	2,669,997	2,149,157	1,529,085
Selling and administrative - related parties	11,20	360,787	848,832	1,010,769
Salaries and benefits		1,487,979	1,275,208	1,105,128
Salaries and benefits - related parties	11	140,333	116,843	9,999
Bad debt expense	4	13,214	138,941	84,394
Total Cost and Expenses		20,761,731	13,609,324	15,782,938

Loss from operations		(775,231)	(3,971,312)	(2,642,167)

Other Income (Expense)
Other income		13,039	-	-
Other income - related party		134	-	-
Interest income		3,457	63,118	444
Interest expense		(586,713)	(198,580)	(287,281)
Interest expense - related party		(81,320)	(183,777)	(118,750)
Recovery of bad debts	4	57,536	-	-
Loss from disposal of equipment	8	(42,761)	-	-
Gain from insurance recoveries on inventory		-	1,937,819	-
Impairment on inventory due to natural disaster		-	(2,133,385)	-
Foreign exchange gain (loss)		(132,832)	4,516	(82,881)
Total Other Income (Expense)		(769,460)	(510,289)	(488,468)

Net Loss Before Income Tax		(1,544,691)	(4,481,601)	(3,130,635)
Income tax Expense (Recovery)
- Current		-	-	(93,022)
- Deferred		(388,382)	(1,144,601)	(1,023,826)
Net Loss		€(1,156,309)	€(3,337,000)	€(2,013,788)

Basic and Diluted Net Loss per Ordinary Share		€(0.02)	€(0.06)	€(0.04)
Weighted Average Number of Ordinary Shares Outstanding - Basic and Diluted		55,085,700	55,085,700	51,469,262

The accompanying notes are an integral part of these consolidated financial statements.

TURBO ENERGY, S.A.

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in Euro)

		Number of		Additional			Total
		Outstanding	Share	Paid In		Accumulated	Shareholders’
	Note	Shares	Capital	Capital	Reserve	Deficit	Equity
Balance, December 31, 2022		50,085,700	2,504,285	-	383,268	1,028,578	3,916,131

Issuance of common stock from initial public offering for cash	13	5,000,000	250,000	3,104,781	-	-	3,354,781
Transfer from retained earnings to reserve	14	-	-	-	1,028,578	(1,028,578)	-
Net loss for the year		-	-	-	-	(2,013,788)	(2,013,788)
Balance, December 31, 2023		55,085,700	€2,754,285	€3,104,781	€1,411,846	€(2,013,788)	€5,257,124

Stock based compensation	2	-	-	103,810	-	-	103,810
Conversion from related party loan to capital contribution	11	-	-	600,000	-	-	600,000
Net loss for the period		-	-	-	-	(3,337,000)	(3,337,000)
Balance, December 31, 2024		55,085,700	€2,754,285	€3,808,591	€1,411,846	€(5,350,788)	€2,623,934

Stock based compensation	2	-	-	132,015	-	-	132,015
Net loss for the period		-	-	-	-	(1,156,309)	(1,156,309)
Balance, December 31, 2025		55,085,700	€2,754,285	€3,940,606	€1,411,846	€(6,507,097)	€1,599,640

The accompanying notes are an integral part of these consolidated financial statements.

TURBO ENERGY, S.A.

Consolidated Statements of Cash Flows

(Expressed in Euro)

		Year ended December 31,
	Note	2025	2024	2023
Cash Provided by (Used in)

Operating Activities
Net loss before income tax		€(1,544,691)	€(4,481,601)	€(3,130,635)
Items not affecting cash:
Stock based compensation	2	132,015	103,810	-
Bad debt expense	4	13,214	138,941	84,394
Recovery of bad debts	4	(57,536)	-	-
Loss from disposal of equipment	4	42,761	-	-
Depreciation of property and equipment	8	24,883	11,814	19,424
Amortization of intangible assets	9	242,118	49,684	49,984
Amortization of right-of-use assets	16	45,162	61,568	58,524
Accretion of lease liabilities	16	3,028	2,311	2,177
Gain on lease cancellation	16	(446)	-	-
Provision for inventory reserves	5	-	-	312,563
Gain from insurance recoveries on inventory	5	-	(1,937,819)	-
Impairment on inventory due to natural disaster	5	-	2,133,385	-
Changes in non-cash working capital items:
Inventories	5	(1,492,362)	3,438,571	4,207,694
Accounts receivable and other receivables	4	1,230,679	(843,993)	832,135
Deferred tax assets	17	159,621	157,397	(518,080)
Due from related parties	11	(8,213,386)	1,359,809	(1,306,861)
Due to related parties	11	64,958	(117,414)	(117,718)
Prepaid expense	6	(2,622,693)	27,770	(312,548)
Accounts payable and accrued liabilities	10	9,736,713	867,259	(609,310)
Accrued interest payable	12	340,810	14,901	-
Deferred tax liabilities	18	(2,744)	556	32,783
Income tax payable	17	-	-	578,319
Net cash provided by (used in) operating activities		(1,897,896)	986,949	182,845

Investing Activities
Short-term investments	7	-	1,992,000	(2,044,050)
Proceeds from return of short-term investments	7	17,493	-	-
Purchase of equipment	8	(8,748)	(126,592)	(28,025)
Purchase of intangible assets	9	(631,294)	(926,953)	(516,684)
Net cash provided by (used in) investing activities		(622,549)	938,455	(2,588,759)

Financing Activities
Net proceed from issuance of common stock through Initial public offering	13	-	-	3,354,781
Proceeds from debt bond	12	1,667,638	865,882	-
Repayment of debt bond	12	(219,463)	-	-
Repayment of bank loans	13	(90,374)	(237,480)	(228,150)
Net proceeds (repayment) from lines of credit	13	231,256	617,532	(4,116,483)
Repayment of lease liabilities	16	(47,940)	(63,996)	(60,523)
Payments to related parties	11	(1,124,328)	(2,142,353)	(640,332)
Proceeds from related parties	11	212,160	799,105	4,214,567
Net cash provided by (used in) financing activities		628,949	(161,310)	2,523,860

Net change in cash and cash equivalent		(1,891,496)	1,764,094	117,946
Cash and cash equivalent - beginning of period		2,384,625	620,531	502,585
Cash and cash equivalent - end of period		€493,129	€2,384,625	€620,531

The accompanying notes are an integral part of these consolidated financial statements.

TURBO ENERGY, S.A.

Notes to Consolidated Financial Statements

December 31, 2025, 2024 and 2023

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

These consolidated financial statements were approved by the Board of Directors of the Company on May 12th, 2026.

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

The Company recognizes such revenue at the point in time when control of the products is transferred to the customer at the estimated net consideration for which collection is probable, taking into account the customer’s rights to unit rebates, and rights to return unsold product. This applies to sales to both non-affiliates and related parties.

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

Concentration of Revenue by Customer

For the year ended December 31, 2025, there was one customer who comprised greater than 10% of the Company’s revenue which represented 49% of the Company’s revenue.

For the year ended December 31, 2024, there were two customers who comprised greater than 10% of the Company’s revenue which represented 12% of the Company’s revenue.

For the year ended December 31, 2023, there were no customers comprised greater than 10% of the Company’s revenue.

Cash and Cash Equivalents

Cash consists of highly liquid instruments purchased with an original maturity of three months or less. As of December 31, 2025 and 2024, the Company had cash of €493,129 and €2,384,625, respectively. As of December 31, 2025 and 2024, the Company had cash equivalents of €0 and €1,000,000 for short-term investment with three-months maturity.

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

Under receivable factoring arrangements, the Company sells certain accounts receivable with recourse, in order to accelerate the receipt of cash. Because the Company is still at risk of credit losses, the receivables are not derecognized, and any proceeds received are recorded as financial liabilities.

Factor liability

During October 2025, the Company was party to a purchase and sale agreement with an unrelated lender (the “Factor”) whereby the Factor purchase certain accounts receivable for a purchase price of up to 80% of the face amount, which is paid to the Company in the form of a cash advance. A commission charge of 0.35% and annual interest of EURIBOR + 3.45% applied. Under the factoring arrangement, the Company must buy back any invoices that the Factor is unable to collect payment on. Accordingly, pursuant to IFRS 9, the Company recognizes a factoring liability to the lender until the accounts receivables are collected. As of December 31, 2025 and 2024, the factoring liability was €128,233 and €0 recorded under accounts payable and accrued liabilities in the balance sheet, respectively. For the years ended December 31, 2025 and 2024, the costs incurred by the Company in connection with factoring activities were €14,579 and €0, respectively.

Inventories

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

The Company has incurred a net loss of €1,156,309 during the year ended December 31, 2025.

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

Additionally, after December 31 and prior to the preparation of these financial statements, as described in Note 23, the Company carried out several fundraising transactions in the U.S. market through the issuance of ordinary shares represented by American Depositary Securities (ADSs), using placement structures commonly used in that market, including a Registered Direct Offering (RDO) and subsequent placements under an “at-the-market” (ATM) program. Overall, these transactions resulted in the issuance of approximately 7.8 million shares, equivalent to approximately 1.56 million ADSs, for total gross proceeds of approximately USD 5.0 million.

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

For the years ended December 31, 2025, 2024 and 2023, restricted stock units were potentially instruments and were not included in the calculation of diluted loss per share as their effect would be antidilutive.

	December 31,	December 31,	December 31,
	2025	2024	2023
	(Shares)	(Shares)	(Shares)
Restricted Stock Units	1,727,742	1,780,328	-

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

The Company’s bank loans were classified as measured at amortized cost at December 31, 2025 and 2024. During the years ended December 31, 2025, 2024 and 2023, the Company incurred €37,943, €153,128 and €245,706 of interest on bank loans and lines of credit, respectively.

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

NOTE 4 – ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES, NET

Accounts receivable and other receivables as of December 31, 2025 and 2024 are summarized as below:

	December 31,	December 31,
	2025	2024
Customers by sales provision of services	€1,868,572	€3,360,994
VAT receivable	11,131	41,242
Others	34,960	39,460
	€1,914,663	€3,441,696
Allowance for doubtful accounts	(174,888)	(515,564)
	€1,739,775	€2,926,132

As of December 31, 2025 and 2024, the allowance for doubtful accounts was €174,888 and €515,564, respectively. During the years ended December 31, 2025, 2024 and 2023, the Company recorded bad debt expense of €13,214, €138,941 and €84,394, respectively. During the year ended December 31, 2025, the change in the allowance for doubtful accounts was due to the Company classified as definitive losses customers previously classified as doubtful in prior years for €353,890. As of December 31, 2025 and 2024, €283,457 and €0 trade receivable were under factoring recourse arrangement, respectively.

NOTE 5 – INVENTORIES

As of December 31, 2025 and 2024, the Company had finished goods of €3,444,184 and €1,951,822, respectively. During the years ended December 31, 2025, 2024 and 2023, the Company recorded a provision for slow moving inventory in the statements of operations of €0, €0 and €312,563, respectively, and recovery on provision on slow moving inventory in the statements of operations of €0, €402,908 and €312,563, respectively. During the years ended December 31, 2025, 2024 and 2023, the Company recorded reversal of impairment on inventory of €0, €452,269 and €0, respectively. As of December 31, 2025 and 2024, there was a provision for obsolescence of €0 and €0, respectively.

The Company outsourced the management of inventories to a third party with all the inventories located in a warehouse owned by the third party. The Company pays a monthly fee to the warehouse company for insurance coverage of the inventories, as stated in the agreement between both parties.

During the year ended December 31, 2024, due to the flash flooding event in Valencia on October 29, 2024, the Company suffered inventory damage in its warehouse, resulting in an impairment loss on inventory of €2,133,385; but was able to recognize income from insurance coverage on damaged inventory of €1,937,819.

NOTE 6 – PREPAID EXPENSE

Prepaid expense as of December 31, 2025 and 2024 are summarized as below:

	December 31,	December 31,
	2025	2024
Advancement to suppliers for inventory	€3,338,500	€771,863
Advancement for PP&E under construction	11,683	11,683
Conference	100,976	-
Insurance	188,983	219,007
Security deposits and others	2,935	17,831
	€3,643,077	€1,020,384

NOTE 7 – INVESTMENTS

As of December 31, 2025 and 2024, the Company had short-term investment of €34,557 and €52,050, comprised of a short-term commercial deposit of €26,557 and €44,050 with an assembling vendor and a short-term commercial deposit with a sales company of €8,000 and €8,000, respectively. During the year ended December 31, 2025, 2024 and 2023, the Company recognized interest income of €3,457, €63,118 and €444 from the investments, respectively.

NOTE 8 – PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2025 and 2024 are summarized as follows:

	December 31,	December 31,
	2025	2024
Furniture	€23,873	€65,118
Laboratory Photovoltaic Installation	238,057	232,806
Tools and Machinery	14,822	7,838
Computer	10,689	14,915
	287,441	320,677
Accumulated depreciation	(72,475)	(46,815)
	€214,966	€273,862

During the years ended December 31, 2025, 2024 and 2023, the Company acquired property and equipment of €8,748, €126,592 and €28,025, respectively. During the years ended December 31, 2025, 2024 and 2023, the Company disposed property and equipment of €63,496, €0 and €0, respectively. During the years ended December 31, 2025, 2024 and 2023, the Company incurred loss from disposal of property and equipment of €42,761, €0 and €0, respectively. During the years ended December 31, 2025, 2024 and 2023, the Company recorded depreciation expense of €24,883, €11,814 and €19,424 respectively.

NOTE 9 – INTANGIBLE ASSETS

Intangible assets as of December 31, 2025 and 2024 are summarized as follows:

	December 31,	December 31,
	2025	2024
Software development	€5,382	€1,563,923
Software SKN1	248,419	248,419
Software SKN2	1,378,566	-
Computer application	33,755	33,755
Research and Development Prototypes	811,269	-
Web page	6,010	6,010
	2,483,401	1,852,107
Amortization	(381,250)	(139,132)
	€2,102,151	€1,712,975

During the year ended December 31, 2025, 2024 and 2023, the Company made additions to other intangible developments of €631,294, €926,953 and €516,684, respectively. Other intangible developments refer to the development carried out by the company of the Sunbox energy storage system, the SKN1 technology integrator software, which provides control, operational efficiency, and automated energy decision-making, and the SKN2 technology creator software, designed to monitor, manage, and optimize solar installations with storage from a single platform.

During the first semester of 2025, Turbo Energy had ready and already in use the new Turbo Energy software SKN2, as well as the first beta units already in use of the new SUNBOX energy storage solution developed for the U.S. market. Software development of €1,378,566 was transferred to Software SKN2 upon completion of the development.

During the year ended December 31, 2025 and 2024, the Company recorded amortization expense of €242,118, €49,684 and €49,984, respectively. The Company evaluated intangible assets for impairment for the year ended December 31, 2025 and determined that there are no impairment losses.

NOTE 10 – ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued labilities as of December 31, 2025 and 2024 are summarized as follows:

	December 31,	December 31,
	2025	2024
Trade payable	€12,213,712	€2,024,811
Factoring	128,233	-
VAT payable	132,746	56,368
Payroll taxes payable	43,824	56,899
Customer deposits	121,015	772,740
Others	8,000	-
	€12,647,530	€2,910,818

NOTE 11 – RELATED PARTY TRANSACTIONS

Amount due from (to) as of December 31, 2025 are summarized as follows:

Due from related parties:

	Ultimate	Senior	Other group
	partner	partner	companies	Total
Credits pending collection	€-	€-	€35,118	€35,118
Long-term investment	-	-	291,810	291,810
Trade receivables	-	-	10,116,959	10,116,959
Total	€-	€-	€10,443,887	€10,443,887

Due to related parties:

	Ultimate	Senior	Other group
	partner	partner	companies	Total
Credits pending to pay	€-	€(1,020,746)	€(822)	€(1,021,568)
Advance Payment	-	-	(1,840,395)	(1,840,395)
Trade payable	-	(67,154)	-	(67,154)
Total	€-	€(1,087,900)	€(1,841,217)	€(2,929,117)

Amount due from (to) as of December 31, 2024 are summarized as follows:

Due from related parties:

	Ultimate	Senior	Other group
	partner	partner	companies	Total
Credits pending collection	€-	€-	€16,908	€16,908
Long-term investment	-	-	112,725	112,725
Trade receivables	250	-	116,337	116,587
Total	€250	€-	€245,970	€246,220

Due to related parties:

	Ultimate	Senior	Other group
	partner	partner	companies	Total
Credits pending to pay	€-	€(1,900,000)	€(784)	€(1,900,784)
Credits pending collection	-	164,380	-	164,380
Trade payable	-	(2,196)	(53,445)	(55,641)
Total	€-	€(1,737,816)	€(54,229)	€(1,792,045)

All the amounts due to and from related parties are unsecured, non-interest bearing and due on demand, except for the loan agreement from Umbrella Global Energy, S.A. of €3,800,000. This five-year loan was formalized and signed on June 30, 2023, with a market interest rate of 6.25% per year, payable bi-annually. During the year ended December 31, 2025 and 2024, Turbo Energy received proceed from the loan of €180,000 and €0, respectively. During the year ended December 31, 2025 and 2024, Turbo Energy repaid €903,733 and €1,300,000, respectively. Also, during the year ended December 31, 2024, €600,000 of the loan was converted to partner contribution. As of December 31, 2025 and December 31, 2024, the loan amount was €1,176,267 and €1,900,000, respectively. During the year ended December 31, 2025, 2024 and 2023, a total amount of €81,320, €183,777 and €118,750 had been paid for interest, respectively.

Transactions with related parties during the years ended December 31, 2025, 2024 and 2023 were summarized as follows:

Year Ended December 31, 2025

	Ultimate	Senior	Other group
	partner	partner	companies	Total
Sales	€-	€-	€10,524,288	€10,524,288
*Services received	-	(582,440)	-	(582,440)
Total	€-	€(582,440)	€10,524,288	€9,941,848

*	Comprised of selling and administrative – related parties of €360,787, salaries and benefits – related parties of €140,333 (including stock-based compensation of €132,015 from RSU) and interest expense – related parties of €81,320.

Year Ended December 31, 2024

	Ultimate	Senior	Other group
	partner	partner	companies	Total
Sales	€742	€-	€305,909	€306,651
*Services received	-	(1,133,890)	-	(1,133,890)
Total	€742	€(1,133,890)	€305,909	€(827,239)

*	Comprised of selling and administrative – related parties of €848,832, salaries and benefits – related parties of €101,281 (including stock-based compensation of €88,248) and interest expense – related parties of €183,777.

Year Ended December 31, 2023

	Ultimate	Senior	Other group
	partner	partner	companies	Total
Sales	€28,419	€2,418	€1,349,710	€1,380,547
*Services received	-	(1,139,518)	-	(1,139,518)
Purchases	-	-	(1,201,244)	(1,201,244)
Total	€28,419	€(1,137,100)	€148,466	€(960,215)

*	Comprised of selling and administrative – related parties of €1,010,769, salaries and benefits – related parties of €9,999 and interest expense – related parties of €118,750.

Our related party transactions during the fiscal year ended December 31, 2025 include sales of products or services made to or purchases of products or services from affiliated group companies that are under common control and to associates of such group companies. These transactions include income accrued from the commercial activities of our Company. The purchases relate to merchandise that we sell in its normal course of commercial operations.

During the year ended December 31, 2025, 2024 and 2023, the Company made payment to the related parties of €1,124,328, €2,142,353 and €640,332, respectively. During the year ended December 31, 2025, 2024 and 2023, the Company received advancement from related parties of €212,160, €799,105 and €4,214,567, respectively.

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

During the years ended December 31, 2025, 2024 and 2023, the Company incurred management fees to Umbrella Global Energy, S.A. of €350,372, €840,000 and €1,005,434, respectively.

No compensation has been paid to the executives under Crocodile Investment SLU. The Company expects to continue with the same allocation structure in the future.

NOTE 12 – DEBT BOND

On August 26, 2024, the Company entered into an agreement with Enerfip, a leading France-based crowdfunding platform dedicated to renewable energy projects and regulated by The French Financial Markets Authority and Prudential Control and Resolution Authority (the “Enerfip Agreement”). Pursuant to the Enerfip Agreement, the Company closed on subscriptions by European individual investors, raising total gross proceeds of €2,533,520 (approximately US$1,647,637) through a 36-month simple debt bond with an interest rate of 8.75%. During the year ended December 31, 2025 and 2024, the Company received proceed from debt bond of €1,667,638 and €865,882 and made repayment of debt bond of €219,463 and €0, respectively. As of December 31, 2025 and December 31, 2024, the debt bond was $2,314,057 and 865,882, respectively.

	December 31,	December 31,
	2025	2024
Debt bond	€2,314,057	€865,882
less: current portion	(253,352)	(91,411)
	€2,060,705	€774,471

During the years ended December 31, 2025, 2024 and 2023, interest expense totaled €196,349, €14,901 and €0, respectively. As of December 31, 2025 and 2024, the accrued interest was €36,653 and €14,901, respectively.

NOTE 13 – BANK LOANS

Bank loans as of December 31, 2025 and 2024 are summarized as follows:

Bank loans	December 31,	December 31,
	2025	2024
Bank loans	€382	€90,756
Lines of credit	4,510,449	4,279,193
	4,510,831	4,369,949
less: current portion	(4,510,831)	(4,369,949)
	€-	€-

The terms and conditions of outstanding bank loans are as follows:

		Nominal		December 31, 2025		December 31, 2024
		interest	Year of	Face	Carrying	Face	Carrying
Bank Loans	Currency	rate	maturity	Value	Amount	Value	Amount
CaixaBank	EUR	1.50%	2025	400,000	382	400,000	34,638
Abanca	EUR	1.87%	2025	100,000	-	100,000	12,886
Banco de Sabadell SA	EUR	1.50%	2025	250,000	-	250,000	21,411
Unicaja	EUR	1.55%	2025	170,000	-	170,000	21,821
				€920,000	€382	€920,000	€90,756

During the years ended December 31, 2025, 2024 and 2023, the Company incurred bank loan interest expense of €336, €5,367 and €12,618, respectively.

The Company’s obligations are secured by substantially all of the assets of the Company.

Principal repayments to maturity by fiscal year are as follows:

Year ended December 31,
2025	€382
Total	€382

In addition, the Company maintains the following lines of credit:

As of December 31, 2025

				December 31,
		Nominal		2025
	Credit	interest		Carrying
Line of credit	Limit	rate	Maturity	Value
Caixabank	€2,500,000	0.60% + Euribor	3/25/2025	€2,314,026
Sabadell	2,400,000	1.20% + Euribor	2/28/2025	-
BBVA	1,570,000	1.90% + Euribor	12/22/2025	1,292,690
Santander	4,000,000	0.45% + Euribor	2/28/2025	-
Bankinter	2,690,000	0.90% + Euribor	3/20/2025	903,733
Bankinter	110,000	0.75% + Euribor	3/20/2025	-
	€13,270,000			€4,510,449

In February 2026, all these line of credit were refinanced on a long-term basis with the aforementioned financial institutions.

As of December 31, 2024

				December 31,
		Nominal		2024
	Credit	interest		Carrying
Line of credit	Limit	rate	Maturity	Value
Caixabank	€2,500,000	0.60% + Euribor	3/25/2025	€2,455,013
Sabadell	2,400,000	1.20% + Euribor	2/28/2025	196,576
BBVA	1,570,000	1.90% + Euribor	12/22/2025	992,712
Santander	4,000,000	0.45% + Euribor	2/28/2025	30,720
Bankinter	2,690,000	0.90% + Euribor	3/20/2025	494,172
Bankinter	110,000	0.75% + Euribor	3/20/2025	110,000
	€13,270,000			€4,279,193

The Company has €3.6 million facility that is unsecured and can be drawn down to meet short-term financing needs. The facility has a maturity of one to three years for the ICO credit lines that renews automatically at the option of the Company. Interest is payable at an average rate of Euribor plus 2.11 basis points. During the years ended December 31, 2025, 2024 and 2023, the Company incurred interest expense from line of credit of €37,606, €147,761 and €133,977, respectively.

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

Issued and outstanding

As of December 31, 2025 and 2024, the total issued and outstanding share capital consisted of 55,085,700 ordinary shares at €2,754,285, all subscribed and paid up.

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

During the year ended December 31, 2025 and 2024, the Company recorded €132,015 and €103,810 in stock-based compensation expense, respectively. The stock-based compensation incurred from RSUs awarded was reported under salaries and benefits – related parties in the statements of operations with share-based payment reserve of €0 and €88,247 recognized under reserve in the balance sheets, respectively.

During the year ended December 31, 2025, 52,586 RSUs valued at €11,315 were forfeited.

The 1,780,328 RSUs were valued at €383,064 based on the price of the Company’s ADS which was €1.08 per ADS on the grant date of April 5, 2024.

As of December 31, 2025 and December 31, 2024, the Company had 1,727,742 RSUs valued at €371,749 and 1,780,328 RSUs valued at €383,064, respectively.

A summary of activity regarding the RSUs issued was as follows:

		Weighted Average
	Number of	Grant Date Fair Value
	Units	Per Share
Balance, December 31, 2023	-	€-
Granted	1,780,328	0.22
Vested	-	-
Forfeited	-	-
Balance, December 31, 2024	1,780,328	€0.22
Granted	-	-
Vested	-	-
Forfeited	(52,586)	-
Balance, December 31, 2025	1,727,742	€0.22

As of December 31, 2025 and 2024, the unrecognized stock-based compensation of €135,924 and €267,940 is expected to be recognized over a weighted -average period of 2 years and 2.5 years, respectively.

NOTE 15 – RESERVE

As of December 31, 2025 and 2024, reserve was €1,411,846 and €1,411,846 comprised of legal reserves and other reserves, respectively.

Legal reserve

In accordance with the Capital Company Law, companies must allocate an amount equal to 10% of the profit for the year to the legal reserve until it reaches 20% of the share capital. The legal reserve may only be used to increase the share capital. Except for the above purpose and as long as it does not exceed 20% of the share capital, the legal reserve can only be used to offset losses, provided there are no other reserves available which are sufficient for this purpose. As of December 31, 2025 and 2024, it was partially constituted after the aforementioned capital increase. As of December 31, 2025 and 2024, legal reserve was €500,857 and €500,857, respectively.

Other reserve

The Company maintains an unrestricted reserve for undistributed profits from previous years. As of December 31, 2025 and 2024, other reserves were €910,989 and €910,989, respectively.

NOTE 16 – LEASES

As of December 31, 2025 and 2024, the Company had the following lease obligations:

	Discount		December 31,	December 31,
	Rate	Maturity	2025	2024
Current	3.0% - 4.5%	2025-2028	€12,203	€32,367
Non-current	3.0% - 4.5%	2026-2028	10,059	3,958
			€22,261	€36,325

Balance - December 31, 2022	€95,059
Lease liability additions	19,353
Repayment of Lease liability	(60,523)
Interest expense on lease liabilities	2,177
Balance - December 31, 2023	€56,066
Lease liability additions from lease modification	41,944
Repayment of Lease liability	(63,996)
Interest expense on lease liabilities	2,311
Balance - December 31, 2024	€36,325
Lease liability additions	42,644
Cancellation of lease	(11,795)
Repayment of Lease liability	(47,941)
Interest expense on lease liabilities	3,028
Balance – December 31, 2025	€22,261

On September 8, 2020, the Company entered into a vehicle lease agreement under a four-year term and monthly lease payment of €527. The lease expired on September 8, 2024 and was fully paid off.

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

On November 15, 2022, the Company entered into a vehicle lease agreement under a three-year term and monthly lease payment of €417. The lease was cancelled on January 1, 2025. During the six months ended June 30, 2025, the Company recognized gain from cancellation of the lease of €137.

On August 17, 2023, the Company entered into a vehicle lease agreement under a three-year term and monthly lease payment of €572.

On February 2, 2024, the Company entered into a vehicle lease agreement under a three-year term and monthly lease payment of €458.

On April 27, 2024, the Company entered into a vehicle lease agreement under a four-year term and monthly lease payment of €619.

The following table summarizes the maturity of our lease liabilities as of December 31, 2025:

For the year ended December 31,
2026	€12,922
2027	7,887
2028	2,476
Total lease payments	23,286
Less: financing cost	(1,025)
Lease liabilities	€22,261

As of December 31, 2025 and 2024, the Company has right-of-use assets as follows:

Balance - December 31, 2022	€94,106
Additions	19,353
Depreciation	(58,524)
Balance - December 31, 2023	€54,935
Additions from lease modification	41,944
Depreciation	(61,568)
Balance - December 31, 2024	€35,311
Additions from lease modification	42,644
Depreciation	(45,162)
Cancellation of lease	(11,349)
Balance – December 31, 2025	€21,444

NOTE 17 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Set out below are categories of financial instruments and fair value measurements as of December 31, 2025 and 2024:

	December 31,	December 31,
	2025	2024
Financial assets at fair value
Cash	€493,129	€2,384,625

Financial assets at amortized cost
Accounts receivable and other receivables	€1,739,775	€2,926,132
Amount due from related parties	€10,443,887	€246,220

Financial liabilities at amortized cost
Accounts payable and accrued liabilities	€12,647,530	€2,910,818
Amount due to related parties	€2,929,117	€1,792,045
Lease liabilities	€22,262	€36,325
Bank loans	€4,510,831	€4,369,949
Debt bond	€2,314,057	€865,882

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

For the year ended December 31, 2025 and 2024, there were one and two customers who accounted for greater than 10% of the Company’s revenue, which represented 49% and 12% of the Company’s revenue, respectively. For the year ended December 31, 2023, there were no customers who accounted for greater than 10% of the Company’s revenue.

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

Legal risk

On April 2025, Boustead Securities, LLC (“Boustead”) initiated an arbitration proceeding against Turbo Energy, S.L. (“Turbo Energy” or the “Company”) before the Financial Industry Regulatory Authority (“FINRA”), Case No. 25-01072. The arbitration arises from Boustead’s prior role as placement agent and underwriter in connection with the Company’s initial public offering. Boustead’s claims seek recovery of approximately $216,000 in cash fees and warrants for more than 96,000 shares of the Company, which Boustead alleges are due pursuant to a right of first refusal provision contained in the parties’ March 7, 2022 Engagement Agreement.

On August 7, 2025, Turbo Energy filed its Answer and asserted counterclaims against Boustead, alleging, among other things, breach of contract, negligent misrepresentation, and fraud, and seeking damages and other relief. Turbo Energy’s counterclaims arise from disputes concerning the calculation and payment of certain expenses and the scope and enforceability of Boustead’s right of first refusal. On August 27, 2025, Boustead filed its response denying all allegations in Turbo’s counterclaims and asserting affirmative defenses.

On September 18, 2025, the FINRA arbitration panel issued an order denying Boustead’s motion to change the hearing location. The arbitration proceedings remain ongoing. The Company intends to vigorously pursue its counterclaims and defend against all claims asserted by Boustead. At this stage, the Company cannot predict the outcome of the arbitration or estimate any potential loss or recovery.

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

There were no changes to the Company’s approach to capital management during the years ended December 31, 2025 and 2024. The Company is not subject to externally imposed capital requirements.

NOTE 18 – INCOME TAX

The Company conducts its major businesses in Spain and is subject to tax in this jurisdiction. During the years ended December 31, 2025, 2024 and 2023, all taxable income of the Company is generated in Spain.

During 2025, 2024 and 2023, the general tax rate to which the Company is subject is 25%.

The below table summarizes the computation of income tax expense for the year ended December 31, 2025, 2024 and 2023:

	Year Ended December 31,
	2025	2024	2023
Net income (loss) before taxes	€(1,544,691)	€(4,481,601)	€(3,130,635)
Add: permanent differences	955,187	2,539,999	886,178
Add (less): temporary differences	589,505	1,941,602	(68,819)
Less: cancellation of negative tax base	-	-	-
Taxable income (loss)	-	-	(2,313,276)
Tax rate at 25%	-	-	(93,022)
Add (less): deferred income tax expenses (recovery)	(388,382)	(1,144,601)	(1,023,826)
Income tax expense (recovery)	€(388,382)	€(1,144,601)	€(1,116,848)

The following table provides a reconciliation between the statutory rate and the effective income tax rate, expressed as a percentage of income before income taxes:

	Year Ended December 31,
	2025	2024	2023
Tax at the statutory rate	25.0%	25.0%	25.0%
Permanent differences	(15.4)%	0.0%	(7.1)%
Temporary differences	(3.4)%	(10.8)%	0.6%
Cancellation of negative tax basis	0.0%	0.0%	0.0%
Tax Credit	0.0%	0.0%	0.0%
Effective tax rate	6.2%	14.2%	18.5%

The Company has carried out a detailed analysis of the recoverability of the deferred assets recorded on its balance sheet. Since Turbo Energy is fiscally consolidated with its parent company, Umbrella Global Energy, the analysis has been conducted in collaboration with independent experts and is based on the Group’s projections of taxable profits and resource generation in foreseeable future.

Umbrella Global Energy has achieved the connection of up to five IPP plants during 2025 and will connect another one during the next months in 2026, that in the best judgment of the management will generate enough taxable profits to fully utilize Company’s recorded tax losses.

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

NOTE 19 – REVENUE

The Company’s sales are derived from sales of electronic products and services. The following is the Company’s revenue by geographical markets during the years ended December 31, 2025, 2024 and 2023:

	Year Ended December 31,
	2025	2024	2023
Spain	€18,223,979	€7,397,108	€10,886,713
Europe	809,866	1,598,591	1,679,395
Rest of the world	840,681	420,920	537,571
	€19,874,526	€9,416,619	€13,103,679

During the years ended December 31, 2025, 2024 and 2023, the Company recognized revenue of €19,874,526, €9,416,619 and €13,103,679, respectively, of which €10,524,288, €306,651 and €1,380,547 derived from related parties, respectively.

We consider related parties those companies that are part of Umbrella Energy Group.

NOTE 20 – COST OF REVENUE

	Year Ended December 31,
	2025	2024	2023
Purchase of finished goods	€25,241,021	€16,876,097	€18,804,222
Purchase of raw materials	-	-	1,530
Outsourcing service	261,414	295,813	22,184
Purchase return	(307,496)	-	-
Inventory adjustment	(9,105,517)	(8,091,567)	(6,784,373)
	€16,089,421	€9,080,343	€12,043,563

During the year ended December 31, 2025, 2024 and 2023, the Company incurred cost of sales of €16,089,421, €9,080,343 and €12,043,563, respectively, of which €0, €0 and €1,201,244 were derived from related parties, respectively.

NOTE 21 – SELLING AND ADMINISTRATIVE EXPENSES

The Company incurred the following selling and administrative expenses during the years ended December 31, 2025, 2024 and 2023.

	Year Ended December 31,
	2025	2024	2023
Professional fees	€1,592,288	€1,787,047	€1,247,866
Shipping and handling expenses	316,706	288,645	290,787
Warehouse handling	73,134	65,741	78,095
Miscellaneous operating expenses	226,994	229,202	242,827
Marketing and advertising	177,671	159,543	335,303
Leases and royalties	82,237	169,643	142,503
Insurance premiums	232,180	163,975	52,726
Repair and conservation	12,025	5,115	15,510
Supplies	4,262	4,538	3,908
Other management expense	532	1,473	-
Fines and penalty	592	-	2,396
Depreciation of property and equipment	70,045	11,815	19,425
Amortization of intangible assets	196,956	49,684	49,984
Amortization of right-of-use assets	45,162	61,568	58,524
	€3,030,784	€2,997,989	€2,539,854

During the years ended December 31, 2025, 2024 and 2023, the Company incurred selling and administrative expenses of €3,030,784, €2,997,989 and €2,539,854, respectively, of which €360,787, €848,832 and €1,010,769 derived from related parties, respectively.

NOTE 22 – SUPPLEMENTAL CASH FLOW INFORMATION

Set out below are non-cash investing and financing activities during the years ended December 31, 2025, 2024 and 2023:

Non-cash investing and financing activities:

	Year Ended December 31,
	2025	2024	2023
Reallocation of opening deficit to reserve	€-	€-	€(1,028,578)
Recognition of right-of-use assets from lease extension	€-	€41,944	€-
Recognition of right-of-use assets from lease addition	€-	€-	€19,353
Recognition of right-of-use assets from lease modification	€42,644	€-	€-
Derecognition of right-of-use assets	€11,349	€-	€-
Conversion form related party loan to capital contribution	€-	€600,000	€-

During the years ended December 31, 2025, 2024 and 2023, the Company paid interest of €174,596, €168,030 and €404,093, respectively, and income taxes of €0, €0 and €0, respectively.

NOTE 23 – SUBSEQUENT EVENTS

In February 2026, the Company announced the successful completion of a restructuring of its bank financing aimed at strengthening its financial position and aligning liquidity with the Company’s medium- and long-term business plan. As part of this process, Turbo Energy reached agreements with Bankinter, CaixaBank and BBVA, three of Spain’s leading financial institutions, enabling the conversion of existing bank facilities into long-term financing structures totaling approximately €4.87 million (approximately $5.75 million in U.S. dollars), whose new maturity date will be in 2029. The interest rate applicable in each period shall be the result of adding the relevant reference rate (12-month EURIBOR) plus a margin equivalent to 2% per annum.

The Company carried out several fundraising transactions in the U.S. market through the issuance of ordinary shares represented by American Depositary Securities (ADSs), using placement structures commonly used in that market, including a Registered Direct Offering (RDO) and subsequent placements under an “at-the-market” (ATM) program.

Overall, the transactions described above resulted in the issuance of approximately 7.8 million shares, equivalent to approximately 1.56 million ADSs, for total gross proceeds of $5,045,185, which after direct fees and commissions totals approximately $4,610,337.

These transactions were executed progressively, with trade dates between March 11 and April 13, 2026, and settlement dates between March 13 and April 14, 2026, reflecting a staged fundraising process based on market conditions.